SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No   ☒

YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018, 2017 and 2016

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

CONTENT

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BNA	Banco de la Nación Argentina
BO	Official Gazette of the Argentine Republic
BOE	Barrel of Oil Equivalent
BONAR	Argentine Treasury Bonds
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CFO	Chief Financial Officer
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CPI	Consumer price index
CSJN	Argentine Supreme Court of Justice
DOP	Deliver or pay
EBITDA	Earnings before Interest, Taxes, Depreciation and Amortization
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FASB	Financial Accounting Standards Board
FOB	Free on Board
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IEASA (former ENARSA)	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IDS	Associate Inversora Dock Sud S.A.
INDEC	National Institute of Statistics and Census
IVA	Value Added Tax
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
IPIM	Internal Wholesale Price Index
IVA	Value Added Tax
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint Venture Company Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining
MMBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate OleoductoTrasandino (Argentina) S.A.
OTC	Associate OleoductoTrasandino (Chile) S.A.
PEN	National Executive Power
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
ROD	Record of Decision
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy
SGE	Government Secretariat of Energy
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
TCF	Trillion Cubic Feet
Termap	Associate Terminales Marítimas Patagónicas S.A.
TSEP	Transportation system entry point
UNG	Unaccounted Natural Gas
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 42

Beginning on January 1, 2018

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary, or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses, as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Capital structure

393,312,793 shares of common stock, Pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

MIGUEL ANGEL GUTIERREZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2018, 2017 AND 2016

(Amounts expressed in millions of Argentine Pesos)

	Notes	2018	2017	2016
ASSETS
Noncurrent Assets
Intangible assets	7	20,402	9,976	8,114
Property, plant and equipment	8	699,087	354,443	308,014
Investments in associates and joint ventures	9	32,686	6,045	5,488
Assets held for disposal	3	—	8,823	—
Deferred income tax assets, net	15	301	588	564
Other receivables	11	9,617	1,335	3,909
Trade receivables	12	23,508	2,210	87
Investment in financial assets	6	—	—	7,737

Total noncurrent assets		785,601	383,420	333,913

Current Assets
Assets held for disposal	3	3,189	—	—
Inventories	10	53,324	27,149	21,808
Contract assets	19	420	142	12
Other receivables	11	21,867	12,684	13,456
Trade receivables	12	72,646	40,649	33,645
Investment in financial assets	6	10,941	12,936	7,548
Cash and cash equivalents	13	46,028	28,738	10,757

Total current assets		208,415	122,298	87,226

TOTAL ASSETS		994,016	505,718	421,139

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,518	10,402	10,403
Reserves, other comprehensive income and retained earnings		348,682	141,893	108,352

Shareholders’ equity attributable to shareholders of the parent company		359,200	152,295	118,755

Non-controlling interest		3,157	238	(94)

TOTAL SHAREHOLDERS’ EQUITY		362,357	152,533	118,661

LIABILITIES
Noncurrent Liabilities
Liabilities associated with assets held for disposal	3	—	4,193	—
Provisions	14	83,388	54,734	47,358
Deferred income tax liabilities, net	15	91,125	37,645	42,465
Contract liabilities	19	1,828	1,470	—
Taxes payable		2,175	220	98
Loans	16	270,252	151,727	127,568
Other liabilities	17	549	277	336
Accounts payable	18	3,373	185	2,187

Total noncurrent liabilities		452,690	250,451	220,012

Current Liabilities
Liabilities associated with assets held for disposal	3	3,133	—	—
Provisions	14	4,529	2,442	1,994
Income tax liability		357	191	176
Contract liabilities	19	4,996	1,460	14
Taxes payable		10,027	6,879	4,440
Salaries and social security		6,154	4,132	3,094
Loans	16	64,826	39,336	26,777
Other liabilities	17	722	2,383	4,390
Accounts payable	18	84,225	45,911	41,581

Total current liabilities		178,969	102,734	82,466

TOTAL LIABILITIES		631,659	353,185	302,478

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		994,016	505,718	421,139

Accompanying notes are an integral part of consolidated financial statements

MIGUEL ANGEL GUTIERREZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Amounts expressed in millions of Argentine Pesos except per share information, expressed in Argentine Pesos)

Net income	Notes	2018	2017	2016
Revenues	19	435,820	252,813	210,100
Costs	20	(359,570)	(211,812)	(177,304)

Gross profit		76,250	41,001	32,796

Selling expenses	21	(27,927)	(17,954)	(15,212)
Administrative expenses	21	(13,922)	(8,736)	(7,126)
Exploration expenses	21	(5,466)	(2,456)	(3,155)
Recovery / (Impairment) of property, plant and equipment	2.c and 8	2,900	5,032	(34,943)
Other net operating results	22	11,945	(814)	3,394

Operating profit / (loss)		43,780	16,073	(24,246)

Income from equity interests in associates and joint ventures	9	4,839	1,428	588
Financial income	23	100,083	17,623	16,759
Financial loss	23	(63,681)	(28,629)	(24,944)
Other financial results	23	5,123	2,208	2,039

Net financial results	23	41,525	(8,798)	(6,146)

Net profit / (loss) before income tax		90,144	8,703	(29,804)

Income tax	15	(51,538)	3,969	1,425

Net profit / (loss) for the year		38,606	12,672	(28,379)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(18,307)	(641)	(938)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		14,006	—	—
Exchange differences reversed to profit for the period(2)		1,572	—	—
Translation differences from Assets held for disposal		—	(499)	—
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		175,329	23,057	28,352

Other comprehensive income for the year		172,600	21,917	27,414

Total comprehensive income / (loss) for the year		211,206	34,589	(965)

Net profit / (loss) for the year attributable to:
Shareholders of the parent company		38,613	12,340	(28,237)
Non-controlling interest		(7)	332	(142)
Other comprehensive income for the year attributable to:
Shareholders of the parent company		169,674	21,917	27,414
Non-controlling interest		2,926	—	—
Total comprehensive income / (loss) for the year attributable to:
Shareholders of the parent company		208,287	34,257	(823)
Non-controlling interest		2,919	332	(142)
Earnings per share attributable to shareholders of the parent company
Basic and Diluted	26	98.43	31.43	(72.13)

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as Functional currency. See accounting policy in Note 2.b.1.
(2)	Corresponds to reversal to net profit for the year, for the partial disposal of the investment in YPF EE. See Note 3.

Accompanying notes are an integral part of consolidated financial statements

MIGUEL ANGEL GUTIERREZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Amounts expressed in millions of Argentine Pesos)

	2018
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	36	(91)	(217)	640	10,402
Modification to the balance at the beginning of the fiscal year(5)	—	—	—	—	—	—	—	—	—

Balance at the beginning of the fiscal year modified	3,924	6,085	9	16	36	(91)	(217)	640	10,402

Accrual of share-based benefit plans(4)	—	—	—	—	308	—	—	—	308
Repurchase of treasury shares	(3)	(4)	3	4	—	(120)	—	—	(120)
Settlement of share-based benefit plans(2)	2	3	(2)	(3)	(229)	222	(65)	—	(72)
As decided by the Shareholders’ Meeting on April 27, 2018(3)	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on December 12, 2018 (3)	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net profit (loss)	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,923	6,084	10	17	115	11	(282)	640	10,518

	2018
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	—	100	—	127,446	12,340	152,295	238	152,533
Modification to the balance at the beginning of the fiscal year(5)	—	—	—	—	—	—	(298)	(298)	—	(298)

Balance at the beginning of the fiscal year modified	2,007	—	—	100	—	127,446	12,042	151,997	238	152,235

Accrual of share-based benefit plans(4)	—	—	—	—	—	—	—	308	—	308
Repurchase of treasury shares	—	—	—	—	—	—	—	(120)	—	(120)
Settlement of share-based benefit plans(2)	—	—	—	—	—	—	—	(72)	—	(72)
As decided by the Shareholders’ Meeting on April 27, 2018(3)	—	1,200	11,020	120	—	—	(12,340)	—	—	—
As decided by the Board of Directors on December 12, 2018 (3)	—	(1,200)	—	—	—	—	—	(1,200)	—	(1,200)
Other comprehensive income	—	—	—	—	—	169,674	—	169,674	2,926	172,600
Net profit (loss)	—	—	—	—	—	—	38,613	38,613	(7)	38,606

Balance at the end of the fiscal year	2,007	—	11,020	220	—	297,120 (1)	38,315	359,200	3,157	362,357

(1)

Includes 307,720 corresponding to the effect of the translation of the financial statements of YPF, (21,680) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 11,080 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 25.
(4)	See Note 32.
(5)	Corresponds to the change in the accounting policy described in Note 2.b.26.

MIGUEL ANGEL GUTIERREZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016 (Cont.)

(Amounts expressed in millions of Argentine Pesos)

	2017
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,085	10	16	61	(152)	(180)	640	10,403
Accrual of share-based benefit plans(3)	—	—	—	—	162	—	—	—	162
Repurchase of treasury shares	(3)	(4)	3	4	—	(100)	—	—	(100)
Settlement of share-based benefit plans(2)	4	4	(4)	(4)	(187)	161	(37)	—	(63)
As decided by the Shareholders’ Meeting on April 28, 2017	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors on June 8, 2017, July 9, 2017 and December 14, 2017	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,924	6,085	9	16	36	(91)	(217)	640	10,402

	2017
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	5	24,904	490	3,648	105,529	(28,231)	118,755	(94)	118,661
Accrual of share-based benefit plans(3)	—	—	—	—	—	—	—	162	—	162
Repurchase of treasury shares	—	—	—	—	—	—	—	(100)	—	(100)
Settlement of share-based benefit plans(2)	—	—	—	—	—	—	—	(63)	—	(63)
As decided by the Shareholders’ Meeting on April 28, 2017	—	711	(24,904)	(390)	(3,648)	—	28,231	—	—	—
As decided by the Board of Directors on June 8, 2017, July 9, 2017 and December 14, 2017	—	(716)	—	—	—	—	—	(716)	—	(716)
Other comprehensive income	—	—	—	—	—	21,917	—	21,917	—	21,917
Net income	—	—	—	—	—	—	12,340	12,340	332	12,672

Balance at the end of the fiscal year	2,007	—	—	100	—	127,446 (1)	12,340	152,295	238	152,533

(1)

Includes 132,391 corresponding to the effect of the translation of the financial statements of YPF S.A. and (4,945) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 32.

MIGUEL ANGEL GUTIERREZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016 (Cont.) (Amounts expressed in millions of Argentine Pesos)

	2016
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share- based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,922	6,083	11	18	67	(277)	(115)	640	10,349
Accrual of share-based benefit plans(3)	—	—	—	—	153	—	—	—	153
Repurchase of treasury shares	(2)	(3)	2	3	—	(50)	—	—	(50)
Settlement of share-based benefit plans(2)	3	5	(3)	(5)	(159)	175	(65)	—	(49)
As decided by the Shareholders’ meeting of April 29, 2016	—	—	—	—	—	—	—	—	—
As decided by the Board of Directors of June 9, 2016	—	—	—	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the fiscal year	3,923	6,085	10	16	61	(152)	(180)	640	10,403

	2016
	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Initial IFRS adjustment	Other comprehensive income	Retained earnings	Shareholders of the parent company	Non-controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	5	21,264	440	3,648	78,115	4,585	120,413	48	120,461
Accrual of share-based benefit plans(3)	—	—	—	—	—	—	—	153	—	153
Repurchase of treasury shares	—	—	—	—	—	—	—	(50)	—	(50)
Settlement of share-based benefit plans(2)	—	—	—	—	—	—	—	(49)	—	(49)
As decided by the Shareholders’ meeting of April 29, 2016	—	889	3,640	50	—	—	(4,579)	—	—	—
As decided by the Board of Directors of June 9, 2016	—	(889)	—	—	—	—	—	(889)	—	(889)
Other comprehensive income	—	—	—	—	—	27,414	—	27,414	—	27,414
Net loss	—	—	—	—	—	—	(28,237)	(28,237)	(142)	(28,379)

Balance at the end of the fiscal year	2,007	5	24,904	490	3,648	105,529 (1)	(28,231)	118,755	(94)	118,661

(1)

Includes 109,334 corresponding to the effect of the translation of the financial statements of YPF and (3,805) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, as detailed in Note 2.b.1.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 32.

Accompanying notes are an integral part of consolidated financial statements

MIGUEL ANGEL GUTIERREZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(Amounts expressed in millions of Argentine Pesos)

	2018	2017	2016
Cash flows from operating activities
Net income	38,606	12,672	(28,379)
Adjustments to reconcile net income to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	(4,839)	(1,428)	(588)
Depreciation of property, plant and equipment	87,569	53,512	44,752
Amortization of intangible assets	1,749	838	717
Consumption of materials and retirement of property, plant and equipment and intangible assets	12,101	4,592	5,791
Charge on income tax	51,538	(3,969)	(1,425)
(Recovery) / Impairment of property, plant and equipment and intangible assets	(2,900)	(5,032)	34,943
Net increase in provisions	(3,422)	4,924	6,040
Exchange differences, interest and other (1)	(28,611)	7,611	3,298
Share-based benefit plans	308	162	153
Accrued insurance	(417)	(206)	—
Result of companies’ revaluation	(11,980)	—	—
Income on deconsolidation of subsidiaries	—	—	(1,528)
Changes in assets and liabilities:
Trade receivables	(25,912)	(8,073)	(16,079)
Other receivables	(9,873)	895	5,406
Inventories	951	(1,556)	1,396
Accounts payable	18,769	3,747	(1,103)
Taxes payables	2,615	2,550	(1,776)
Salaries and social security	1,904	1,065	784
Other liabilities	(1,178)	(717)	190
Decrease in provisions due to payment/use	(2,652)	(1,388)	(1,753)
Contract assets	(278)	(130)	73
Contract liabilities	2,179	2,661	(30)
Dividends received	583	328	420
Proceeds from collection of lost profit insurance	496	—	607
Income tax payments	(2,248)	(1,084)	(2,726)

Net cash flows from operating activities	125,058	71,974	49,183

Investing activities:(2)
Acquisition of property, plant and equipment and intangible assets	(88,293)	(59,618)	(64,160)
Contributions and acquisitions of interests in associates and joint ventures	(280)	(891)	(448)
Proceeds from sales of financial assets	7,879	4,287	1,072
Interests received from financial assets	750	980	483
Payments from business combinations	(2,307)	—	—
Payments from acquisition of financial assets	—	—	(3,476)
Proceeds from collection of damaged property’s insurance	—	—	355

Net cash flows used in investing activities	(82,251)	(55,242)	(66,174)

Financing activities:(2)
Payment of loans	(55,734)	(36,346)	(73,286)
Payments of interest	(26,275)	(17,912)	(16,330)
Proceeds from loans	39,673	54,719	101,322
Repurchase of treasury shares	(120)	(100)	(50)
Dividends paid	(1,200)	(716)	(889)
Contributions of non-controlling interests	—	—	50

Net cash flows provided by financing activities	(43,656)	(355)	10,817

Translation differences provided by cash and cash equivalents	18,139	1,665	1,692

Reclassification of assets held for disposal	—	(61)	—

Deconsolidation of subsidiaries	—	—	(148)

Net increase / (decrease) in cash and cash equivalents	17,290	17,981	(4,630)

Cash and cash equivalents at the beginning of year	28,738	10,757	15,387
Cash and cash equivalents at the end of year	46,028	28,738	10,757

Net increase / (decrease) in cash and cash equivalents	17,290	17,981	(4,630)

(1)   Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in the statement.
(2) The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2018	2017	2016
Acquisition of property, plant and equipment and concession extension easements not paid	11,561	6,019	6,559
Net (decreases) increases related to hydrocarbon wells abandonment obligation costs	(11,710)	(4,913)	2,243
Contributions in joint ventures	—	19	—
Dividends to collect	—	—	100
Increase in investments in financial assets through a decrease in trade receivables and other receivables	—	—	9,918

Accompanying notes are an integral part of consolidated financial statements.

MIGUEL ANGEL GUTIERREZ

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

(Amounts expressed in millions of Argentine Pesos, except shares and per shares amounts expressed in Argentine Pesos, and as otherwise indicated)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a stock corporation (sociedad anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic Group

The following table shows the organizational structure, including the main companies of the Group, as of December 31, 2018:

(1)	Held directly and indirectly.
(2)	See Note 3
(3)	See Note 30.h.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of December 31, 2018, the Group carries out its transactions and operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 5.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory and production areas in Chile and Bolivia. The Group also sells lubricants and derivatives in Brazil and Chile.

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

Application of IFRS

The consolidated financial statements of the Group for the year ended December 31, 2018 are presented in accordance with IFRS as issued by IASB and interpretations issued by the IFRIC.

Moreover, some additional issues required by the LGS and/or CNV’s regulations have been included.

The amounts and other information corresponding to the years ended on December 31, 2017 and 2016 are an integral part of the consolidated financial statements mentioned above and are intended to be read only in relation to these financial statements.

These consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on March 7, 2019.

Current and Noncurrent classification

The presentation in the statement of financial position makes a distinction between current and noncurrent assets and liabilities, according to the activities operating cycle. Current assets and liabilities include assets and liabilities, which are realized or settled within the 12-month period from the end of the fiscal year.

All other assets and liabilities are classified as noncurrent. Current and deferred tax assets and liabilities (payable income tax) are presented separately from each other and from other assets and liabilities, as current and noncurrent, as applicable.

Fiscal year-end

The Company’s fiscal year begins on January 1 and ends on December 31, each year.

Accounting criteria

The consolidated financial statements have been prepared under historical cost criteria, except for financial assets measured at fair value through profit or loss and share-based compensation, which were measured at fair value.

Non-monetary assets and liabilities of subsidiaries having the Peso as functional currency, were adjusted for inflation. See Note 2.b.1.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and assessments made on the date of preparation of these consolidated financial statements.

The description of any significant estimates and accounting judgments made by Management in applying the accounting policies, as well as the key estimates and areas with greater degree of complexity which require more critical judgments, are disclosed in Note 2.c.

Consolidation policies

For purposes of presenting the consolidated financial statements, the full consolidation method was used with respect to all subsidiaries, which are those companies which the Group controls. The Group controls an entity when it is exposed, or is entitled to the variable results arising from its equity interest in the entity, and has the ability to affect those results through its power over the entity. This capacity is, in general but not solely, obtained by the direct or indirect ownership of more than 50% of the voting shares of a company.

Interest in JO and other agreements which gives the Group a contractually-established percentage over the rights of the assets and obligations that emerge from the contract, have been consolidated line by line on the basis of the mentioned participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of JO are presented in the consolidated statement financial position and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Note 9 details the fully consolidated controlled subsidiaries. Furthermore, Note 24 details the main JO, proportionally consolidated.

In the consolidation process, balances, transactions and profits between consolidated companies and JO have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies which YPF controls, taking into consideration, where applicable, significant subsequent events and transactions, information available to the Company’s management and transactions between YPF and such subsidiaries, which could have produced changes to their shareholders’ equity. The date of the financial statements of such subsidiaries used in the consolidation process may differ from the date of YPF’s financial statements due to administrative reasons. The accounting principles and procedures used by subsidiaries have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of subsidiaries whose functional currency is different from the presentation currency are translated using the procedure set out in Note 2.b.1.

The Group holds 100% of capital of the consolidated companies, with the exception of the holdings in Metrogas and YTEC. The Group takes into account quantitative and qualitative aspects to determine which subsidiaries have significant non-controlling interests. In accordance with the previously mentioned, there are no material non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

Financial information of subsidiaries, associates and joint ventures in hyperinflationary economies

Under IAS 29 “Financial Reporting in Hyperinflationary Economies” the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current at the end of the reporting period. The standard sets forth quantitative and qualitative factors to be contemplated in order to determine whether or not an economy is hyperinflationary. In recent years, inflation in Argentina has been high, with an accumulated inflation rate exceeding 100% over the last three years. In addition, certain recent qualitative and quantitative factors, such as the significant devaluation of the Peso, lead to the conclusion that the restatement by inflation of annual or interim financial statements corresponding to annual or interim periods ending after July 1, 2018, should be applied.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Companies could not present their restated financial statements because Decree No. 664/03 of the PEN prohibited regulatory agencies (including the CNV) from receiving financial statements adjusted for inflation.

Law No. 27,468, published on December 4, 2018 in the Official Gazette repealed Decree No. 1,269/02 of the PEN as amended (including the aforementioned Decree No. 664/03 of the PEN). The provisions of the aforementioned law became in full force and effect as of December 28, 2018, the date of the publication of the CNV General Resolution No. 777/18, which established that annual financial statements, interim and special periods closing from December 31, 2018 inclusive, must be submitted adjusted for inflation, as established by IAS 29. The FACPCE’s guidelines will be applied to those issues not specifically addressed in the aforementioned regulations.

Although the application of IAS 29 does not directly affect YPF because its functional currency is the U.S. dollar as mentioned in section b) of this Note, it does affect the investments that the Company has in its subsidiaries, associates and joint ventures whose functional currency is the Peso, all of which have restated their financial statements.

In compliance with IAS 29 guidelines, the adjustment was based on the last date on which subsidiaries, associates and joint ventures whose functional currency is the Peso restated their financial statements to reflect the effects of inflation. For this purpose, in general terms, the inflation from the date of acquisition or addition, or from the date of asset revaluation, as applicable, was computed in balances of non-monetary assets and liabilities. As a result of the adjustment for inflation in such financial statements, the value of non-monetary items increased, with the cap of their recoverable value, and with the consequent effect on deferred tax. Regarding income statement, in addition to the restatement of revenues, costs, expenses and other items, the net monetary effect was included in a separate item in the Other financial results.

In accordance with the above, the application of IAS 29 generated an increase in equity, net income and other comprehensive income for the fiscal year of the Company.

2.b) Significant Accounting Policies

2.b.1) Functional and reporting currency and tax effect on Other comprehensive income

Functional currency

YPF, based on parameters set out in IAS 21 “The effects of change in foreign exchange rates”, has defined the U.S. dollar as its functional currency. Consequently, non-monetary cost-based measured assets and liabilities, as well as income or expenses, are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction.

Transactions in currencies other than the functional currency of the Company are deemed to be “foreign currency transactions” and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each year or at the time of payment, the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange rate prevailing at such date and the exchange differences arising from such measurement are recognized as “Net financial results” in the consolidated statement of comprehensive income for the year in which they arise.

Assets, liabilities and results of subsidiaries, associates and joint ventures are shown in their respective functional currencies. The effects of the conversion into U.S. dollars of the financial information of those companies whose functional currency is other than the U.S. dollar are recorded as “Other comprehensive income” in the Consolidated Statement of Comprehensive Income.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Presentation currency

According to CNV Resolution No. 562, the Company must present its financial statements in pesos. Therefore, the financial statements prepared in the Company’s functional currency are translated into the presentation currency, as per the following procedures:

•	Assets and liabilities of each of the balance sheets presented are translated using the exchange rate on the balance sheet closing date;

•

Items of the consolidated statement of comprehensive income are translated using the exchange rate at the time the transactions were generated (or, for practical reasons, and provided the exchange rate has not changed significantly, using each month’s average exchange rate);

•	All translation differences resulting from the foregoing are recognized under “Other Comprehensive Income” in the statement of comprehensive income.

Effects of the translation of investments in subsidiaries, associates and joint ventures with the Peso as functional currency corresponding to a hyperinflationary economy

Under IAS 21, the financial statements of a subsidiary with the functional currency of a hyperinflationary economy are to be restated according to IAS 29 before they are included in the consolidated financial statements of its parent company with a functional currency of a non-hyperinflationary economy, except for their comparative figures.

Following the aforementioned guidelines, the results and financial position of subsidiaries with the Peso as functional currency were translated into U.S dollars by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not be adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

When an economy ceases to be hyperinflationary and an entity ceases to restate its financial statements in accordance with IAS 29, it will use the amounts restated according to the price level of the date on which the entity ceased to make such restatement as historical costs, in order to them into the presentation currency.

Tax effect on Other Comprehensive Income

Results included in Other Comprehensive Income in connection with translation differences generated by investments in subsidiaries, associates and joint ventures whose functional currency is other than U.S. dollar as well as conversion differences arising from the translation of YPF’s financial statements into its presentation currency (Pesos), have no effect on the income tax or in the deferred tax since at the time they were generated, the relevant transactions did not make any impact on net income or taxable income.

2.b.2) Financial Assets

Classification

In accordance with IFRS 9 “Financial instruments”, the Group classifies its financial assets into two categories:

•	Financial assets at amortized cost

Financial assets are measured at amortized cost if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the assets to collect the contractual cash flow, and (ii) the contractual terms only require specific dates for payment of principal and interest.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In addition, and for assets that meet the above conditions, IFRS 9 contemplates the option of designating, at the time of the initial recognition, an asset as measured at its fair value, if doing so would eliminate or significantly reduce the valuation or recognition inconsistency that could arise in the event that the valuation of the assets and liabilities or the recognition of profit or losses resulting therefrom be carried out on different bases. The Group has not designated a financial asset at fair value by using this option.

As of the closing date of these consolidated financial statements, the Group’s financial assets at amortized cost include certain elements of cash and cash equivalents, trade receivables and other receivables.

•	Financial assets at fair value through profit or loss

If either of the two criteria above are not met, the financial asset is classified as an asset measured “at fair value through profit or loss”.

As of the closing date of these consolidated financial statements, the Group’s financial assets at fair value through profit or loss include mutual funds and public securities.

Recognition and measurement

Purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the assets. Financial assets are recognized when the rights to receive cash flows from the investments and the risks and rewards of ownership have expired or have been transferred.

Financial assets at amortized cost are initially recognized at fair value plus transaction costs. These assets accrue interest based on the effective interest rate method.

Financial assets at their fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as an expense in the statement of comprehensive income. They are subsequently valued at fair value. Changes in fair values and results from sales of financial assets at fair value through profit or loss are recorded in “Net financial results” in the statement of comprehensive income.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In other cases, the Group records a gain or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable and observable market transactions for the same type of instrument or if it is based in a technical valuation that only inputs observable market information. Unrecognized gains or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in the factors (including time) that market participants would consider upon setting the price.

Gains/losses on debt instruments measured at amortized cost and not included for hedging purposes are charged to income when the financial assets are derecognized or an impairment loss is recognized and during the amortization process using the effective interest rate method. The Group reclassifies all investments on debt instruments only when its business model for managing those assets changes.

Impairment of financial assets

The Group assesses the impairment of its financial assets according to the expected credit losses model. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach allowed by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. See Note 2.b.18.

Offsetting financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.3) Inventories

Inventories are valued at the lower value between their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs, which have been incurred when bringing the inventory to its present location and condition. The net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargen method) due to the difficulty for distributing the production costs to each product. Raw materials, packaging and other inventory are valued at their acquisition cost.

The Group assesses the net realizable value of the inventories at the end of each year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories are overstated. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount of a write-down is reversed.

2.b.4) Intangible assets

The Group initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a straight-line basis over the useful lives of these assets. At the end of each year, such assets are measured at their acquisition or development cost, considering the criteria adopted by the Group in the transition to IFRS, less any accumulated amortization and any accumulated impairment losses.

The main intangible assets of the Group are as follows:

i.	Service concessions arrangements

Includes transportation and storage concessions. These assets are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

The Argentine Hydrocarbons Law allows the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. The term of a transportation concession may be extended for an additional ten-year term. Pursuant to Law No. 26,197, provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The holder of a transportation concession has the right to:

•	Transport oil, gas and petroleum products;

•

Build and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

In addition, a transportation concession holder is under an obligation to transport hydrocarbons to third parties, without discrimination, in exchange for a tariff. This obligation, however, is applicable to oil or gas producers only to the extent the concession holder has available additional capacity, and is expressly subject to the transportation requirements of the concession holder. Transportation tariffs are subject to approval by the Federal Energy Secretariat for oil and petroleum derivatives pipelines, and by ENARGAS, for gas pipelines. Upon expiration of a transportation concession, oil pipelines and related facilities revert to the Argentine Government, without any payment to the concession holder.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In connection with the foregoing, the Privatization Law granted the Company 35-year transportation concessions for the transportation facilities operated by Yacimientos Petrolíferos Fiscales S.E. as of such date. The main pipelines related to said transportation concessions are the following:

•	La Plata / Dock Sud

•	Puerto Rosales / La Plata

•	Monte Cristo / San Lorenzo

•	Puesto Hernández / Luján de Cuyo

•	Luján de Cuyo / Villa Mercedes

Thus, assets meeting certain requirements set forth by the IFRIC 12, which the Company Management’s judgment are met in the facilities mentioned in the preceding paragraphs, are recognized as intangible assets.

ii.	Exploration rights

The Group classifies exploration rights as intangible assets, which are valued at their cost, considering the criteria adopted by the Group in the transition to IFRS, net of the related impairment, if applicable.

Investments related to unproved oil reserves or fields under evaluation are not depreciated. These investments are reviewed for impairment at least once a year, or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in profit or loss in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory well drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

iii.	Other intangible assets

In this section, it mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil extraction. These items are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of the related depreciation and impairment, if applicable.

These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 14 years. The Group reviews annually the mentioned estimated useful life.

The Group has no intangible assets with indefinite useful lives as of December 31, 2018, 2017 and 2016.

2.b.5) Investments in associates and joint ventures

Investments in associates and joint ventures are valued using the equity method.

According to this method, the investment is initially recognized at cost under “Investments in associates and joint ventures” in the statement of financial position, and the book value increases or decreases to recognize the investor’s interest in the income of the associate or joint venture after the acquisition date, which is reflected in the statement of comprehensive income under “Income from equity interest in associates and joint ventures”. The investment includes, if applicable, the goodwill identified in the acquisition.

Associates are considered those in which the Group has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control over those policies. Significant influence is presumed in companies in which a company has an interest of 20% or more and less than 50%.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Joint arrangements are contractual agreements through which the Group and the other party or parties have joint control. Under the provisions of IFRS 11, “Joint arrangements”, and IAS 28, “Investments in Associates and Joint Ventures”, investments in which two or more parties have joint control (defined as a “joint arrangement”) will be classified as either a joint operation (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the joint arrangement) or a joint venture (when the parties that have joint control have rights to the net assets of the joint arrangement). Considering such classification, joint operations will be proportionally consolidated and joint ventures will be accounted for under the equity method.

Associates and joint ventures have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Group and the related company, which have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may differ from the date of the Company’s financial statements due to administrative reasons. The accounting principles and procedures used by associates and joint ventures have been homogenized, where appropriate, with those used by the Group in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of associates and joint ventures whose functional currency is different from the presentation currency are translated using the procedure set out in Note 2.b.1.

Investments in companies in which the Group has no significant influence or joint control, are valued at cost.

Investments in companies with negative shareholders’ equity are disclosed in the “Other Liabilities” account.

On each closing date or upon the existence of signs of impairment, it is determined whether there is any objective evidence of impairment in the value of the investment in associates and joint ventures. If this is the case, the Group calculates the amount of the impairment as the difference between the recoverable value of associates and joint ventures and their book value, and recognizes the difference under “Income from equity interest in associates and joint ventures” in the statement of comprehensive income. The recorded value of investments in associates and joint ventures does not exceed their recoverable value.

Note 9 details the investments in associates and joint ventures.

2.b.6) Property, plant and equipment

General criteria

Property, plant and equipment are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the deemed cost criteria adopted by the Group in the transition to IFRS.

Borrowing costs of assets that require a substantial period to be ready for their intended use are capitalized as part of the cost of these assets.

Major inspections, necessary to restore the service capacity of the related asset are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As property, plant and equipment are retired, the related cost and accumulated depreciation are derecognized.

Repair, conservation and ordinary maintenance expenses are recognized in the statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year, or whenever there are indicators that the assets may have become impaired, as detailed in Note 2.b.8.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Depreciation

Property, plant and equipment, other than those related to oil and gas exploration and production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20-25
Infrastructure of natural gas distribution	20-50
Transportation equipment	5-25
Furniture, fixtures and installations	10
Selling equipment	10
Electric power generation facilities	15-20
Other property	10

Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Group reviews annually the estimated useful life of each class of assets.

Oil and gas exploration and production activities

The Group recognizes oil and gas exploration and production transactions using the “successful-efforts” method. The costs incurred in the acquisition of new interests in areas with proved and unproved reserves are capitalized as incurred under Mineral properties, wells and related equipment. Costs related to exploration permits are classified as intangible assets.

Exploration costs, excluding the costs associated with exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made. In those cases, the cost of drilling the exploratory well will continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the Group is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, the cost of drilling exploratory wells is charged to expense. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells through several years in order to completely evaluate a project. As a consequence, some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. The detail of the exploratory well costs in evaluation stage is described in Note 8.

Drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs described above are depreciated as follows:

a)

The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to estimate proved, developed oil, and gas reserves.

b)

The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Revisions in estimates of crude oil and gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by external independent petroleum engineers on a three-year rotation plan.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Costs related to hydrocarbon well abandonment obligations

Costs related to hydrocarbon well abandonment obligations are capitalized at their discounted value along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon consideration of the current costs incurred in abandonment obligations considering internal and external available information. Due to the number of wells in operation and/or not abandoned and as well as the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities, weighted by the complexity level of the wells, are used for estimating the plugging activities costs of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations. Future changes in the costs mentioned above, the useful life of the wells and their estimate of abandonment, as well as changes in regulations related to abandonment, which are not possible to be predicted at the date of issuance of these consolidated financial statements, could affect the value of the abandonment obligations and, consequently, the related asset, affecting the results of future operations. Such changes are recognized pursuant to IFRIC 1.

Environmental property, plant and equipment

The Group capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases where at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditure is incurred to prepare assets for sale and does not raise the assets’ carrying value above their estimated recoverable value.

The environmental related property, plant and equipment and the corresponding accumulated depreciation are disclosed in the consolidated financial statements together with the other elements that are part of the corresponding property, plant and equipment which are classified according to their accounting nature.

2.b.7) Provisions and contingent liabilities

The Group makes a distinction between:

i.	Provisions

Represent legal or assumed obligations arising from past events, the settlement of which is expected to give rise to an outflow of resources and which amount and timing are uncertain. Provisions are recognized when the liability or obligation-giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provisions for environmental liabilities and provision for hydrocarbon wells abandonment obligations); as well as obligations that are probable and can be reasonably estimated whose realization depends on the occurrence of future events that are out of the control of the Group (such as provisions for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties. See Note 14.

ii.	Contingent liabilities

Represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed to the extent they are significant, as required by IAS 37, “Provisions, contingent liabilities and contingent assets”. See Note 28.

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Group, and considering the estimated production of each field (and therefore its abandonment), in relation to other noncurrent provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

In relation to certain provisions and contingent liabilities, the Group, in accordance with the established exemption contemplated in IAS 37, has decided not to set forth certain critical information that could seriously impair it in the claims made by third parties.

2.b.8) Impairment of property, plant and equipment and intangible assets

To evaluate the impairment of property, plant and equipment and intangible assets, the Group compares their carrying value with their recoverable amount at the end of each year, or more frequently, if there are indicators that the carrying value of an asset may not be recoverable.

In order to assess impairment, assets are grouped into CGU, whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions. Considering the above mentioned, the Group’s assets were grouped into nine CGU, which are described below:

i.	Upstream Segment

The assets included in this segment have been grouped into four CGU: one of them groups the assets of YPF fields with crude oil reserves, and three of them group the assets of fields with natural gas reserves, according to Argentina’s basins.

•	CGU Oil;

•	CGU Gas – Neuquina Basin;

•	CGU Gas – Noroeste Basin;

•	CGU Gas – Austral Basin;

As of December 31, 2016, there were the Gas CGU—Neuquina Basin—YSUR and CGU Gas—Austral Basin—YSUR, which after the operative merger of the YSUR Group with YPF, were incorporated to the CGU Gas—Neuquina Basin and CGU Gas—Austral Basin, both of YPF.

ii.	Gas and Power Segment

The assets of this segment have been grouped into three CGU: CGU Gas and Power YPF, which mainly includes the commercialization and regasification of natural gas; CGU Metrogas, which includes assets related to natural gas distribution activities; and CGU YPF EE, which includes the assets related to the generation and commercialization of electric energy. In connection with CGU YPF EE, see Notes 3 and 5.

iii.	Downstream Segment

The assets of this segment have been grouped in the CGU Downstream YPF, which mainly comprises the assets involved in crude oil refining (or supplementing that activity), the petrochemical industry and the marketing of such products.

iv.	Central Administration and Others

It includes the CGU AESA, which primarily comprises the assets used for construction purposes related to the activities of the subsidiary.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

This aggregation is the best reflection of how the Group currently makes its assets management decisions for the generation of independent cash flows.

The recoverable amount is the higher of the fair value less costs of disposal and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of capital employed for the Group.

If the recoverable amount of a CGU is estimated to be less than its carrying amount, the carrying amount of the CGU is reduced to its recoverable amount, and an impairment loss is recognized in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future depreciation or amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is calculated to determine whether a reversal of the impairment losses recognized in previous periods needs to be made. See Note 2.c.

In the event of a reversal, the carrying amount of the asset (or the CGU) is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset (or the CGU) in the past.

2.b.9) Methodology used in the estimation of recoverable amounts

The methodology used to estimate the recoverable amount of property, plant and equipment and intangible assets consists of using the higher of: i) the calculation of the value in use, based on expected future cash flows from the use of such assets, discounted at a rate that reflects the weighted average cost of capital, and, if available, ii) the price that would be received in a regular transaction between market participants to sell the asset as of the date of these consolidated financial statements, less the disposal costs of such assets.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using sector inputs, past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in all the CGU are the purchase and sale prices of hydrocarbons (including applicable gas distribution fees), outstanding regulations, estimates of cost increases, personnel costs and investments.

The cash flows from Upstream assets are generally projected for a period that covers the economically productive useful lives of the oil and gas fields and is limited by the contractual expiration of the concession permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, based on the type of each one of the Upstream assets.

Downstream and Gas and Power cash flows are estimated on the basis of projected sales trends, contribution margins by unit, fixed costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections’ evaluation horizon is 10 years, considering annual rent for the last period, based on the long useful life of these CGU assets.

The reference prices considered are based on a combination of market prices available in those markets where the Group operates, also taking into consideration specific circumstances that could affect different products the Group commercializes and management’s estimations and judgments.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.10) Employee benefit plans and share-based payments

i.	Retirement plan

Effective March 1, 1995, the Group has established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 3% and 10% of his monthly compensation, and the Group will pay an amount equal to that contributed by each member.

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

ii.	Performance Bonus Programs

These programs cover certain of the Group’s personnel. These bonuses are based on compliance with corporate business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee, and are paid in cash.

iii.	Share-based benefit plan

From the year 2013, YPF has decided to implement a share-based benefit plan. This plan, organized in annual programs, covers certain executive and management positions and key personnel or personnel with critical technical knowledge. The above-mentioned plan is aimed at aligning the performance of these personnel with the objectives of the strategic plan of the Company.

This plan consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to three years from the grant date, hereinafter “service period”), being this the only condition necessary to access the agreed final retribution.

For accounting purposes, YPF recognizes the effects of the plans in accordance with the guidelines of IFRS 2, “Share-based Payment”. In this order, the total cost of the plans granted is measured at the grant date, using the fair value or market price of the Company’s share in the United States market. The above-mentioned cost is accrued in the Company’s net income for the year, over the vesting period, with the corresponding increase in Shareholders’ equity in the “Share-based Benefit Plans” account.

2.b.11) Revenue recognition

Revenue from ordinary activities arising from contracts entered into with customers

In compliance with IFRS 15, the Group has classified the main contracts with customers, as follows:

•	Contracts for the sale of fuel in consignment;

•	Contracts for the direct sale of fuel;

•	Contracts for the sale of natural gas;

•	Contracts and agreements for the sale of other refined products;

•	Construction contracts.

In the first four types of contracts, related to the sale of goods, revenue is recognized when the control of the goods is transferred to the customer. Even in the case of consignment contracts, income is not recognized until the good is sold to the intermediary’s customer. It is emphasized that in these contracts there are no performance obligations that are separate or different from the delivery of goods.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In the case of the construction contracts, revenue is recognized considering the estimated final margin for each project that arises from technical studies on sales and the estimated total costs of each of them, as well as their physical progress. In this type of contracts, performance obligations are satisfied over time.

As mentioned in Note 2.b.26, as IFRS 15 became effective, the Group has adopted the full retrospective approach for the implementation of this standard, which has not affected the accounting policies related to the recognition of revenues from contracts with customers for the years ended 2017 and 2016.

In compliance with IAS 18, in fiscal years 2017 and 2016, revenue was recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks were transferred to the customer following the conditions described below:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods.

•	The Group does not retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

•	The amount of revenue can be measured reliably.

•	It is probable that the economic benefits associated with the transaction will flow to the Group.

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

In compliance with IAS 11, in fiscal years 2017 and 2016, revenues and costs related to construction activities performed by AESA are accounted for in the consolidated statement of comprehensive income for the year using the percentage of completion method, considering the final contribution margin estimated for each project at the date of issuance of the financial statements, which arises from technical studies on sales and total estimated costs for each of them, as well as their physical progress. The adjustments in contract values, changes in estimated costs and anticipated losses on contracts in progress are reflected in earnings in the year when they become evident.

Revenue recognition related to Government incentive programs

The following are the main revenues that fall within the scope of the IAS 20 “Accounting for Government grants and disclosure of government assistance”:

•	Incentives for the Additional Injection of Natural Gas Stimulus Program and benefits from the Stimulus Program for Investments in the Natural Gas Production Development from Unconventional Reservoirs

Granted by the former Planning and Strategic Coordination Commission of the National Plan of Hydrocarbons Investment by Resolutions No. 1/2013 and No. 14/2015 and by the MINEM by Resolution 46-E/2017, respectively (see Note 30.g), they constitute economic compensation for the companies committed to increase their respective production. These incentives have been included in “Revenues” in the consolidated statement of comprehensive income.

•	Compensation for providing gas oil to public transport of passengers at a differential price

Economic compensations to hydrocarbon producing and refining companies committed to ensure the supply of gasoil in the necessary volumes to meet domestic needs. These incentives have been included in “Revenues” in the consolidated statement of comprehensive income.

•	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users

Compensations received as a result of (i) the application of benefits and/or discounts to users under the regulations in force regarding tariffs of the natural gas distribution service through networks and (ii) the higher costs of UNG with respect to those established for their recognition in tariffs. These incentives have been included in “Revenues” in the consolidated statement of comprehensive income.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•

Payment of the daily differences accumulated on a monthly basis between the price of gas purchased by Distributors and the natural gas price included in the tariff schemes effective from April 1, 2018 to March 31, 2019

Under Decree No. 1053/18, the Argentine Government assumed the payment of the differences exclusively arising from exchange rate variations and corresponding to natural gas volumes delivered in such term. These incentives have been included as reversals in “Costs” in the consolidated statement of comprehensive income.

•	Temporary economic assistance to Metrogas

Enacted by the MINEM under Resolution No. 312-E/2016 and by the former Argentine Energy Secretariat under Resolution No. 263/2015 (see Note 30.h), its purpose was to fund the expenses and investments related to the normal operation of the natural gas distribution service through networks, while preserving the chain of payment to natural gas producers until the Tariff Review was concluded. The incentives were included in the item “Other net operating results” in the consolidated statement of comprehensive income.

•	Incentive for investment in capital goods, computers and telecommunications for domestic manufacturers

It takes place through a fiscal bond, provided that manufacturers have industrial establishments located in Argentina, a requirement that is satisfied by the controlled company AESA. The Group recognizes such incentive when the formal requirements established by Decrees of the PEN No. 379/2001, No. 1551/2001, its amendments and regulations are satisfied, to the extent that there is reasonable certainty that the grants will be received. The bond received may be computed as a tax credit for the payment of national taxes (i.e., income tax, tax on minimum presumed income, value added tax and domestic taxes) and may be transferred to third parties only one time. The incentives have been included in the item “Other net operating results” in the consolidated statement of comprehensive income.

Recognition of these incomes are made at their fair value when there is a reasonable certainty that incentives will be received and that regulatory requirements related therewith have been fulfilled.

2.b.12) Leases

The Group’s leases are classified as operating or financial leases, taking into account the economic substance of the contracts.

The Group as a lessee:

•	Operating leases

A lease is classified as an operating lease when the lessor does not transfer substantially to the lessee the entire risks and rewards incidental to ownership of the asset.

Costs related to operating leases are recognized on a straight-line basis in “Rental of real estate and equipment” and “Operation services and other service contracts” of the consolidated statement of comprehensive income for the year in which they arise.

•	Financial Leases

Leases are classified as financial when the lessor transfers to the lessee substantially all the risks and benefits inherent in the leased property.

The Group has no significant financial leases as they are defined by current IFRS regulations.

The Group does not own significant assets leased to third parties.

See also Note 2.b.26 regarding the initial application of IFRS 16 “Leases” on January 1, 2019.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.13) Net income per share

Net income per share is calculated by dividing the net income for the year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the year net of repurchased shares as mentioned in Note 25.

Diluted net income per share is calculated by dividing the net income for the fiscal year by the weighted average of shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as if they had been converted.

In computing diluted net income per share, income available to ordinary shareholders, used in the basic earnings per share calculation, is adjusted by those results that would result of the potential conversion into ordinary stock. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. Diluted net income per share is based on the most advantageous conversion rate or exercise price over the entire term of the instrument from the standpoint of the security holder. The calculation of diluted net income per share excludes potential ordinary shares if their effect is anti-dilutive.

As of the date of the issuance of these consolidated financial statements, there are no YPF instruments outstanding that imply the existence of potential ordinary shares (taking into account the Company’s intent to cancel the share-based benefit plans through their repurchase in the market), thus the basic net income per share matches the diluted net income per share. See Note 26.

2.b.14) Financial liabilities

Financial liabilities are initially recognized at their fair value less the transaction costs incurred. Because the Group does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost. Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

The Group eliminates a financial liability (or a part thereof) from its statement of financial position when it has been extinguished, i.e., when the obligation specified in the corresponding contract has been paid or canceled, or has expired.

The Group will account for a swap of financial instruments with substantially different conditions by eliminating the original financial liability and registering a new financial liability. Similarly, the Group will account for a substantial change in the current conditions of an existing financial liability or part of it as a cancellation of the original financial liability and the recognition of a new financial liability.

At the closing of these consolidated financial statements, the Group’s financial liabilities at amortized cost include accounts payable, other liabilities, loans and liabilities associated with assets held for disposal.

2.b.15) Taxes, withholdings and royalties

Income tax and tax on minimum presumed income

The Group recognizes income tax applying the deferred tax method, which considers the effect of temporary differences between the carrying amount of an asset or a liability and its tax base and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the statutory rate then in force, at the time of its use or reversion.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Tax expense for the year includes current and deferred income tax. Income tax is recognized in the consolidated statement of net income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the date of the fiscal year end, in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

According to the amendments introduced by the Argentine Tax Reform Law No. 27,430 published in the Official Gazette on December 29, 2017 (see Note 30.j), the general tax rate is reduced from 35% for fiscal years 2016 y 2017 to 30% for fiscal years 2018 and 2019 and to 25% from year 2020. Accordingly, although the gradual changes of the income tax rate are not applicable to the measurement of the current tax, the main accounting impact of the new regulations occurs in the measurement of deferred assets and tax liabilities. See Note 15.

Additionally, upon the determination of taxable profit on minimum presumed income is calculated by applying the current 1% tax rate to taxable assets as of the end of each year. This tax supplements income tax. The tax liability will coincide with the higher of the determination of tax on minimum presumed income and the Group’s tax liability related to income tax, calculated applying the current income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years. It is worth mentioning that it was overruled for the years beginning on January 1, 2019, as established by Law No. 27,260.

Personal assets tax – Substitute responsible

Individuals and foreign entities, as well as their undistributed estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to personal assets tax of 0.25% of the value of any shares or ADSs issued by Argentine entities, held at December 31 of each year. The tax is levied on the Argentine issuers of such shares or ADSs, such as YPF, which must pay this tax in substitution of the relevant shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, the Group is entitled to seek reimbursement of such paid tax from the applicable shareholders, using the method the Group considers appropriate. However, according to Law 27,260 YPF has requested the exemption of this tax (for the benefit of its shareholders). This exemption applied to fiscal periods 2016 to 2018.

Royalties and withholding systems for hydrocarbon exports

A 12% (or 15%, if applicable) royalty is payable on the value at the wellhead of crude oil production and the commercialized natural gas volumes, on the wellhead value of such products, which is similar to the final sales price less transportation and storage costs.

Pursuant to the extension of the original terms of exploitation concessions, the Group has agreed to pay an extraordinary production royalty and in some cases a royalty of 10% is payable over the production of unconventional hydrocarbons (see Note 30.a).

Royalty expense and extraordinary production royalties are accounted for as a production cost.

Besides, the Group is subject to the withholding regimes for hydrocarbon exports outlined in Note 30.d.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.16) Shareholders’ equity accounts

Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date. The accounting transactions that affect shareholders’ equity accounts were accounted for in accordance with the decisions taken by the Shareholders’ meetings, and legal standards or regulations.

Subscribed capital stock and adjustments to contributions

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following paragraph “Treasury shares and adjustment to treasury shares”. The subscribed capital account has remained at its historical value and the adjustment required previous Argentine GAAP (Generally Accepted Accounting Principles) to state this account in constant Pesos is disclosed in the “Adjustments to contributions” account.

The adjustment to contributions cannot be distributed in cash or in kind, but is allowed its capitalization by issuing shares. In addition, this item may be used to compensate for accumulated losses.

Treasury shares and adjustments to treasury shares

Corresponds to the reclassification of the nominal value and the corresponding adjustment for inflation (Adjustment to Contributions) of shares issued and repurchased by YPF in market transactions, as is required by the CNVs regulations in force.

Share-based benefit plans

Corresponds to the balance related to the share-based benefit plans as mentioned in Note 2.b.10.iii.

Acquisition cost of repurchased shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares. Additionally, see Note 25.

Considering CNV regulations RG 562, the balance of this account restricts the distribution of retained earnings.

Share trading premium

Corresponds to the difference between accrued amount in relation to the share-based benefit plans and acquisition cost of the shares settled during the year in relation with the mentioned plans.

Considering the debit balance of the premium, distribution of retained earnings is restricted by the balance of this premium.

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the corresponding face value of the shares issued.

Legal reserve

In accordance with the provisions of LGS, YPF has to appropriate to the legal reserve no less than 5% of the algebraic sum of net income, prior year adjustments, and transfers from other comprehensive income to retained earnings and accumulated losses from previous years, until such reserve reaches 20% of the subscribed capital plus adjustment to contributions. As of December 31, 2018, the legal reserve has been fully integrated, amounting to 2,007.

Reserve for future dividends

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Reserve for investments and reserve for purchase of treasury shares

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 2.b.10.iii.

Initial IFRS adjustment reserve

Corresponds to the initial adjustment in the transition to IFRS application, which was approved by the Shareholders’ meeting of April 30, 2013, in accordance with the General Resolution No. 609 of the CNV. Such reserve was disaffected for absorption of negative balance on the “Retained earnings” in the fiscal year ended December 31, 2017, according the aforementioned Resolution.

Other comprehensive income

Includes income and expenses recognized directly in equity accounts and the transfer of such items from equity accounts to the income statement of the year or to retained earnings, as defined by IFRS.

Retained earnings

Includes accumulated gains or losses without a specific appropriation that being positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions. Additionally, it includes the net income of previous years that was not distributed, the amounts transferred from other comprehensive income and adjustments to income of previous years produced by the application of accounting standards.

Additionally, pursuant to the regulations of the CNV, when the net balance of other comprehensive income account is positive, it will not be distributed or capitalized nor used to compensate accumulated losses, and when the net balance of these results at the end of a year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed.

Non-controlling interest

Corresponds to the interest in the net assets of Metrogas (30%) and YTEC (49%), representing the rights on shares that are not owned by YPF.

2.b.17) Derivative financial instruments and hedge transactions

Derivative financial instruments are recognized at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedge instrument, and, if so, the nature of the item being hedged.

The Group manages exposures to several risks using different financial instruments. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible and practical under IFRS 9, and its application reduces volatility. Transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9.

•	During the fiscal year ended December 31, 2018, the Group only used derivative financial instruments traded on active markets (futures contracts in U.S. dollars) and has not applied hedge accounting.

•	During the fiscal year ended as of December 31, 2017, the Group did not used derivative financial instruments.

•	During the fiscal year ended December 31, 2016, the Group only used derivative financial instruments traded on active markets (futures contracts in U.S. dollars) and has not applied hedge accounting.

Gains or losses from these derivative financial instruments are classified as “Other financial resul1ts”, in the statement of comprehensive income.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Fair values of derivative financial instruments that are traded in active markets are computed by reference to market prices. The fair value of derivative financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each fiscal year.

2.b.18) Trade receivables and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

Under IFRS 9, a provision for bad debt is created by preparing a matrix per category and grouping the assets based on the type of customer: i) related parties, ii) public sector and iii) private sector. These groups were subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as i) payment arrears, ii) existence of guarantees and iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group was defined, an expected bad-debt rate is assigned based on historical default rates adjusted to future economic conditions.

The carrying amount of the assets is reduced through the use of the provision account, and the amount of the loss is recognized in the statement of comprehensive income within “Selling expenses”, as well as subsequent recoveries.

As IFRS 9 became effective, the Group has retroactively applied the changes in the standard, without restating the comparative amounts. Therefore, the difference between the previous accounting amounts and the new initial amounts resulting from the initial application of the standard were recognized as an adjustment in the “Retained Earnings” as of January 1, 2018. The information disclosed for 2017 and 2016 reflects the requirements set forth in IAS 39, and not those of IFRS 9 in relation to impairment of financial assets.

In compliance with IAS 39, in fiscal years 2017 and 2016, the impairment of a financial asset was recorded only when there was an objective evidence of the impairment of the asset, based on the difference between the book value of the asset and the current value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

2.b.19) Cash and cash equivalents

In the statement of cash flow, cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquidity investments with original maturities of three months or less. They do not include bank overdrafts.

2.b.20) Dividends distribution

Dividends payable by the Group are recognized as liabilities in the period in which they are approved.

2.b.21) Business combinations

Business combinations are accounted for by applying the acquisition method when the Group takes effective control over the acquired company.

The Group recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and goodwill, if any, in accordance with IFRS 3.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at its acquisition date and the amount of any non-controlling interest in the acquired entity. The Group will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s identifiable net assets.

If the business combination is achieved in stages, the Group will remeasure its previously held equity interest in the acquired entity at its acquisition date fair value and recognize a gain or loss in the statement of comprehensive income.

The goodwill cost is measured as the excess of the consideration transferred over the identifiable assets acquired and liabilities assumed net by the Group. If this consideration is lower than the fair value of the assets identifiable and liabilities assumed, the difference is recognized in the statement of comprehensive income.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

IFRS 3 authorizes a term of 12 months from the acquisition date to complete the measurement process of a business combination. When this is not recorded at the closing of the fiscal year in which the business combination takes place, the Group reports provisional amounts.

2.b.22) Total or partial disposal of foreign operation whose functional currency is other than the U.S. dollar

On the disposal of a foreign operation (a disposal of the Group’s entire interest, or a partial disposal involving loss of control over a subsidiary), all of the translation differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss of that fiscal year.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated translation differences is reclassified to non-controlling interest and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated using the closing rate. Translation differences arising are recognized in other comprehensive income.

2.b.23) Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the top authority decision-maker, who is the person responsible for allocating resources and assessing the performance of the operating segments. Operating segments are described in Note 5.

2.b.24) Assets held for disposal and related liabilities

An asset (or group of assets) is classified as held for disposal together with its related liabilities when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. In the event that the Group is engaged in a disposal plan, which involves the loss of control of a subsidiary, it will classify the assets and liabilities of such subsidiary as held for disposal provided that they comply with the criteria required by the IFRS 5 and its interpretations, regardless of whether the Group withholds a non-controlling interest in its former subsidiary after the transaction.

In order to apply the above classification, the asset (or group of assets) must be available for its immediate disposal or dilution in its current conditions, exclusively subject to the usual and habitual terms for the disposal or dilution of this asset (or group of assets).

For the transaction to be highly probable the appropriate level of Management or Board of Directors of the Company must be committed to a plan and an active program must have been actively initiated. In addition, the disposal of the asset (or groups of assets) must be actively negotiated at a reasonable price in relation to its or their current fair value. Moreover, the transaction must also be expected to meet the conditions for recognition as a completed disposal within one year after the classification date, with the exceptions permitted by IFRS 5, and the activities required to complete the plan should indicate that it is unlikely that significant changes are made to the plan or that it will be canceled.

Assets classified as held for disposal will be measured at the lower of their carrying amount or fair value less sale-related costs.

As of December 31, 2018, the Group classified certain areas as assets held for disposal. See Note 3.

As of December 31, 2017, the Group classified the investment in YPF EE as an asset held for disposal. See Note 3.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.b.25) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of suitable assets for which a prolonged period is required to place them in the conditions required for their use or sale, are capitalized as part of the cost of those assets until the assets are substantially ready for use or sale. Interests are capitalized according to the average debt rate of the Group. Foreign exchange differences for loans in foreign currency are capitalized if they are considered an adjustment to interest costs. The rest of the borrowing costs are recognized as expenses in the period in which they are incurred.

2.b.26) New standards issued

As required by IAS 8 “Accounting policies, changes in accounting estimates and errors”, below is a brief summary of the standards or interpretations issued by the IASB, whose application is mandatory as of the closing date of these consolidated financial statements, as well as of those whose application has not been mandatory as of the closing date of these consolidated financial statements and have, therefore, not been adopted by the Group.

Those standards or interpretations issued by the IASB, the application of which is mandatory as of the closing date of these consolidated financial statements, have been adopted by the Group, if applicable

•	IFRS 15—Income from ordinary activities arising from contracts entered into with customers

IFRS 15 is in effect for periods to be reported as from January 1, 2018, or afterwards, and may also be implemented in advance. Entities may decide whether to retrospectively apply the model or to use a modified transitional approach, to which the standard will be retrospectively applied only with regard to those contracts that are not completed by the initial date of application (e.g., January 1, 2018 for an entity with a fiscal year ended December 31).

It replaced the following Income Standards and Interpretations:

•	IAS 18 Revenue;

•	IAS 11 Construction contracts;

•	IFRIC 13 Customer loyalty programs;

•	IFRIC 15 Agreements for the construction of real estate;

•	IFRIC 18 Transfers of assets from customers; and

•	SIC 31 Revenue – Barter transactions involving advertising services.

IFRS 15 presents a five-step approach to explain income from ordinary activities arising from contracts entered into with customers:

1. Identify the contract entered into with the customer.

2. Identify the separable obligations of the contract.

3. Determine the transaction price.

4. Allocate the transaction price between the obligations of the contract.

5. Recognize the income when the entity meets the obligations.

It is mainly based on the principle that the entity has to recognize revenue to represent the transfer of goods or services promised to customers in an amount that reflects the consideration that the entity expects to receive in exchange for the goods or services at the time a performance obligation is satisfied. An asset is transferred when (or as) the customer obtains control over that asset, with control defined as the ability to direct the use of and obtain substantially all of the remaining benefits from the asset.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

It has also introduced more prescriptive indications:

•	If the contract (or a combination of contracts) contains more than one promised good or service, when and how the goods and services should be delivered.

•

If the transaction price distributed to each performance obligation should be recognized as income over the course of a period of time or at a certain point in time. Under IFRS 15, an entity recognizes revenue when a performance obligation is satisfied, namely, when the control of the goods and services which has a particular obligation is transferred to the customer. The new model does not include separate guidelines for the “sale of goods” and the “render of services”. Instead, it requires that entities evaluate whether the revenue should be recognized over a period of time or at a given point in time, regardless of whether the said revenue includes “the sale of goods” or “the render of services”.

•

Where the transaction price contains an estimation of variable payments, how the amount and the time will affect the recognition of revenue. The concept of estimation of variable consideration is broad. A transaction price is considered variable on account of discounts, refunds, credits, price concessions, incentives, performance bonuses, penalties and contingency agreements. The new model introduces a major condition for a variable consideration to be recognized as revenue: only until it is highly improbable that a significant change in the accumulated revenue amount will occur, once the uncertainty associated with the variable consideration has been resolved.

•	When the incurred costs to execute a contract and the costs to perform it may be recognized as an asset.

The accounting policies related to revenues from ordinary activities from contracts entered into with customers of the Group are described in detail in Note 2.b.11.

The Group has adopted the full retrospective approach for the implementation of this standard, which has not affected the accounting policies related to the recognition of revenues from contracts with customers and therefore the initial retained earnings have not been affected either.

The Group has not identified a significant impact on its financial statements with respect to: (i) changes in transactions within the scope of the new standard; (ii) the identification of performance obligations; (iii) the determination and distribution of the price; and (iv) the recognition of income accounts; with respect to the income recognition criteria previously applied.

The Group has adopted the standard’s terminology, identifying “Contract Assets” and “Contract Liabilities”. Thus, certain reclassifications have been made in the comparative amounts of the statements of financial position for the fiscal year ended December 31, 2017 and 2016, as shown below:

	Amounts as of December 31, 2017		Reclassifications IFRS 15		Amounts restated as of December 31, 2017
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Assets
Inventories	—	27,291	—	(142)	—	27,149
Contract Assets	—	—	—	142	—	142
Liabilities
Accounts Payable	1,655	47,371	(1,470)	(1,460)	185	45,911
Contract Liabilities	—	—	1,470	1,460	1,470	1,460

	Amounts as of December 31, 2016		Reclassifications IFRS 15		Amounts restated as of December 31, 2016
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Assets
Inventories	—	21,820	—	(12)	—	21,808
Contract Assets	—	—	—	12	—	12
Liabilities
Accounts Payable	2,187	41,595	—	(14)	2,187	41,581
Contract Liabilities	—	—	—	14	—	14

Additionally, IFRS 15 introduces requirements aimed at providing new disaggregation of information to be disclosed. Based on the revenue analysis carried out by the Company’s Management, Note 19 has been broken down by (i) type of good or service; (ii) sales channels, and (iii) target market, according to the reported business segments.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

•	IFRS 9—Financial Instruments

In July 2014, the IASB completed the amendment to the accounting for financial instruments and issued IFRS 9 “Accounting for financial instruments” (in its revised version of 2014 in effect for annual periods beginning on or after January 1, 2018), which will replace IAS 39 “Financial Instruments: Recognition and Measurement” after the expiration of the effective date thereof.

The following describes the key requirements of IFRS 9:

Classification and measurement of financial assets and liabilities

The IFRS 9 requires that all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” be subsequently measured at amortized cost or at fair value. Specifically, the debt instruments that are maintained within a business model whose objective is to collect the contractual cash flows, and which have contractual cash flows that are only principal and interest payments on the amount of outstanding capital, are generally measured at amortized cost at the end of subsequent accounting periods. All other investments in debt and equity securities are measured at their fair values as of the closing of subsequent accounting periods.

The most significant effect of IFRS 9 with respect to the classification and measurement of financial liabilities is related to the accounting for changes in the fair value of a financial liability (designated at fair value through profit or loss) attributable to the changes in the credit risk of such liability. Specifically, under IFRS 9, for financial liabilities that are designated at fair value through profit or loss, the amount of the change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is recognized in other comprehensive income, unless the recognition of the effects of the changes in the credit risk of the liability in other comprehensive income creates or increases a measurement inconsistency (accounting asymmetry) in the results. The changes in fair value attributable to the credit risk of the financial liability are not reclassified subsequently to the results of the fiscal year. Previously, under IAS 39, the total amount of the change in the fair value of the financial liability designated at fair value through profit or loss was recognized in the income statement of the fiscal year.

The Group has adopted IFRS 9 as of the transition date in advance in accordance with the regulations in force in 2013, which deal with everything related to the classification and measurement of financial assets and liabilities, so it is not expected that there will be an impact on the described treatments.

Hedge accounting

The general hedge accounting requirements of IFRS 9 maintain the three types of hedge accounting mechanisms included in IAS 39. However, the eligible types of hedge accounting transactions are now much more flexible, especially by expanding the types of instruments that are classified as hedging instruments and the types of risk components of non-financial elements ideal for hedge accounting.

In addition, the effectiveness test has been reviewed and replaced by the principle of “economic relationship”. A retrospective evaluation is no longer required to measure the effectiveness of the coverage. Many more disclosure requirements have been added regarding the entity’s risk management activities.

The initial application of this standard related to hedge accounting, has not had any impact because the Group has not carried out these types of transactions in the fiscal years ended December 31, 2018, 2017 and 2016.

Impairment Methodology

The impairment model in accordance with IFRS 9 reflects expected credit losses, as opposed to credit losses incurred under IAS 39. In regard to the impairment in IFRS 9, it is no longer necessary for a credit event to occur before it is incurred. In contrast, an entity always accounts for both the expected credit losses and their changes. The amount of expected credit losses must be updated on each reporting date to reflect changes in credit risk from initial recognition.

The Group estimated the impairment of its financial assets and contract assets in compliance with the accounting policy outlined in Note 2.b.18 to these consolidated financial statements.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Thereby, it is replaced the previous accounting policy under which the impairment of a financial asset was recorded only when there was an objective evidence of the impairment of the asset, based on the difference between the book value of the asset and the current value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

In compliance with the exception provided under IFRS 9, the Group has retroactively applied the changes in the standard, without restating the comparative amounts. Therefore, the difference between the previous accounting amounts and the new initial amounts resulting from the initial application of the standard were recognized as an adjustment in the “Retained Earnings” as of January 1, 2018. The information disclosed for 2017 reflects the requirements set forth in IAS 39, and not those of IFRS 9 in relation to impairment of financial assets. The implementation of the impairment method introduced by the standard generated a loss of 425 with the consequent effect on the deferred tax of 127. The net effect shown in the statement of changes in shareholders’ equity was 298, not being significant for the financial position and/or performance of the Group.

•	Amendments to IAS 40 – Investment Properties

In December 2016, the IASB made amendments to IAS 40 applicable to fiscal years beginning on or after January 1, 2018.

IAS 40 has been modified to reflect that in relation to transfers, an entity will transfer an investment property to, or from investment properties when, and only when, there is a change in use. This change in use occurs when a property meets or fails to meet the definition of investment property and there is evidence of a change in use. It also clarifies that the change in the management’s intentions regarding the use of a property does not provide evidence of a change of use.

The adoption of the foregoing modifications did not have any effects on the consolidated financial statements of the Group.

•	Amendments to IFRS 4 – Application of IFRS 9 “Financial Instruments” with IFRS 4 “Insurance Contracts”

In September 2016, the IASB issued amendments to IFRS 4 that are applicable to those fiscal years beginning on or after January 1, 2018.

The adoption of the foregoing modifications did not have any effects on the consolidated financial statements of the Group.

•	Amendments to IFRS 2 – Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB amended IFRS 2, and such amendments are to be applied for fiscal years beginning on or after January 1, 2018, though they may be implemented in advance.

IFRS 2 has been amended to reflect the following:

•

For share-based payment transactions that are settled in cash, the goods or services purchased and the liability, which they incur, will be measured at the fair value of the liability, subject to the requirements of this standard. Until the liability is settled, the fair value of the liability is remeasured at the end of each reporting period, as well as on the settlement date, recognizing any change in fair value in the results for the period.

•

The conditions for the irrevocability of concession and conditions other than the irrevocability of the concession, other than market conditions, will not be taken into account when estimating the fair value of the share-based payment that is settled in cash on the date of measurement. Instead, they will be taken into account by adjusting the number of incentives included in the measurement of liabilities arising from the transaction. Accordingly, an amount will be recognized for the goods or services received during the period up to the irrevocability of the concession. This amount will be based on the best available estimate of the number of incentives that are expected to be irrevocable.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

- If the terms and conditions of a share-based payment transaction to be settled in cash are modified to become a share-based payment transaction that is settled by equity securities, such transaction will be accounted for as of the date of the modification. Specifically: (a) a share-based payment transaction that is settled by equity securities is measured by reference to the fair value of the equity securities granted on the date of the modification. The share-based payment transaction settled by equity securities is recognized in equity on the date of the change, in proportion to the goods or services that have been received; (b) the liability for the share-based payment transaction settled in cash on the date of the amendment will be written off in the accounts on the same date; and (c) any difference between the carrying amount of the written off liability and the amount of equity recognized on the date of the change will be recognized immediately in the income statement for such period.

The adoption of the foregoing modifications did not have any effects on the consolidated financial statements of the Group.

•	IFRIC 22 – Transactions in Foreign Currency and Advance Payments

In December 2016, the IASB approved the interpretation of IFRIC 22 “Transactions in foreign currency and advance payments”, which is applicable for the fiscal years beginning on or after January 1, 2018, though they may be implemented in advance. The scope of this interpretation applies to a foreign currency transaction (or any part thereof) where an entity recognizes a non-financial asset or non-financial liability arising from the payment or collection of an early consideration before the entity recognizes the asset, expense or related income (or any part thereof that may be appropriate). This interpretation does not apply when an entity measures the related asset, expense or income at the time of the initial recognition: (a) at fair value; or (b) the fair value of the consideration paid or received as of a date other than that of the initial recognition of the non-monetary asset, or non-monetary liability, arising from the anticipated consideration (e.g., measurement of the goodwill by applying the IFRS 3 “Business Combinations”).

The adoption of the foregoing modifications did not have any effects on the consolidated financial statements of the Group.

•	Annual improvements to IFRS –2014 – 2016 Cycle

In December 2016, the IASB issued the annual improvements 2014 – 2016, which are applicable to fiscal years beginning on or after January 1, 2018, though they may be implemented in advance.

Standard	Amended Subject	Detail
IFRS 1 “First-time Adoption of International Financial Reporting Standards”	Elimination of short-term exemptions for first-time adopters of IFRS.	The amendment introduces the deletion of paragraphs that consider the limited exemption of comparative disclosure from IFRS 7 for first-time adopters of IFRS, disclosures of transfers of financial assets and paragraph 39AA considered the annual best improvements to IFRS 2014-2016 Cycle.

IAS 28 “Investments in associates and joint ventures”	Measurement at fair value of an associate or joint venture.	The amendment introduces changes in relation to the exemption and the procedures to be applied to the equity method, clarifies that an entity will apply this exemption or the method separately to each associate or joint venture, in the case of exemption in the initial recognition of the associate or joint venture, and with respect to the method on a date that is the later of: a) when the associate or joint venture that is an investment entity is initially recognized; b) when the associate or joint venture becomes an investment entity; or c) when the associate or joint venture that is an investment entity becomes a parent company.

The adoption of the foregoing modifications did not have any effects on the consolidated financial statements of the Group.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Standards or interpretations issued by the IASB, the application of which is not mandatory as of the closing date of these consolidated financial statements and which, therefore, have not been adopted by the Group

•	IFRS 16—Leases

Type of modification

IFRS 16 was issued in January 2016. Under this standard all leases will be recognized in the statement of financial position by lessees, since the distinction between finance and operating leases is eliminated. The new standard recognizes a financial asset (the right to use the leased item) and a financial liability to pay the lease. The only exceptions are short-term and low value leases.

Description of IFRS 16 requirements

IFRS 16 is in effect for reporting periods beginning on January 1, 2019 and its implementation in advance is permitted for entities that have applied IFRS 15 “Revenue from ordinary activities from contracts entered into with customers” prior to the date of initial application of IFRS 16.

It will replace IAS 17 “Leases” and its interpretations after the effective date thereof.

IFRS 16 sets out the principles required for the recognition, measurement, presentation and disclosure of leases. The purpose thereof is to ensure that lessees and lessors provide relevant information in a way that faithfully represents those transactions. The changes incorporated by such standard mainly impact the lessees accounting.

This standard applies to all leases, including leases of rights-of-use assets in a sublease, with the exception of specific leases covered by other standards:

•	Leases to explore or use minerals, oil, natural gas and similar non-renewable resources;

•	Leases of biological assets within the scope of IAS 41 “Agriculture” kept by a lessee;

•	Contracts included in the scope of application of IFRIC 12 “Service Concession Agreements”;

•	Intellectual property licenses granted by a lessor within the scope of IFRS 15 “Revenue from contracts with customers”; and

•	Rights kept on by a lessee under license agreements that are within the scope of IAS 38 “Intangible assets” for items such as movies, videos, games, manuscripts, patents and copyrights.

The model introduced by this standard is based on the definition of the term “lease”, which is mainly related to the concept of control. IFRS 16 makes a difference between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which is deemed to exist if the customer has the right to: i) substantially obtain all the economic benefits from the use of the asset; and ii) control the use of the asset.

Lessor’s accounting:

IFRS 16 requires the lessor to classify the lease as operating or finance. A finance lease is a lease in which substantially all the risks and benefits derived from ownership of the asset are transferred. A lease will be classified as operating if it does not transfer substantially all the risks and benefits derived from the ownership of an underlying asset.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The classification of the lease is made on the effective date of the agreement and is evaluated again only if there is an amendment to the lease. Changes in estimates (e.g., changes in the economic life or in the residual value of the underlying asset) or changes in circumstances (e.g., non-compliance by the lessee) will not result in a new classification of the lease for accounting purposes.

Lessee’s accounting:

The standard establishes that once the lease is identified, an entity should recognize the following items:

•	Right-of-use asset, whose cost includes:

(a)	the amount of the initial measurement of the lease liability (as described below);

(b)	any rent paid to the lessor prior to the commencement date or on the same date, after discounting any incentive received for the lease;

(c)	the initial direct costs incurred by the lessee; and

(d)

an estimate of the costs to be incurred by the lessee in dismantling and eliminating the underlying asset, restoring the place where the underlying asset is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless such costs are incurred at the time of making of the inventories. The lessee could incur in certain obligations because of such costs either on the date of commencement of the term of the lease, or because of having used the underlying asset during a specified period.

Subsequently, the valuation of the right of use of assets will be based on the cost model or the revaluation model under IAS 16 “Property, Plant and Equipment” (recognizing therefore the amortization and impairment in the profit and loss account and, if applicable the revaluation model, revaluations in equity). However, the IFRS 16 requires that the right to use a leased property investment be valued at its fair value under the provisions set forth in IAS 40 “Investment properties” for the investment property it holds.

•

Lease liability, measured at the present value of the lease payments that have not been paid on that date. Lease payments will be discounted using the interest rate implied in the lease, if that rate could be easily determined. If that rate cannot be easily determined, the lessee will use the lessee’s incremental borrowing rate.

Lease liabilities must include the following items:

(a)	fixed payments (including in substance fixed payments), less any lease incentive receivable;

(b)

variable payments, which depend on an index or a rate, initially measured by using the index or rate (e.g., payments related to the consumer price index, prices related to a benchmark interest rate such as LIBOR, or payments that vary to reflect changes in market rental prices) on the effective date of the contract;

(c)	amounts that the lessee expects to pay as residual value guarantees;

(d)	the price of the purchase option if the lessee is reasonably certain to exercise that option; and

(e)	payment of penalties for terminating the lease, if the lease period reflects that the lessee will exercise an option to terminate it (i.e., because there is a reasonable certainty thereon).

Subsequently, the lessee will increase the liability for the lease to reflect the accrued interest (and recognized in the income statement), deduct the installments that are being paid from such liability and recalculate the book value to reflect any review, amendment to the lease or review of the so-called “in-substance” fix payments.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The lessee must review the lease liability in the following cases:

(a)	when there is a change in the amount expected to be paid under a residual value guarantee;

(b)	when there is a change in future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, for example, a market rent review);

(c)

when there is a change in the term of duration of the lease as a result of a change in the non-cancellable period of the lease (for example, if the lessee does not exercise an option previously included in the determination of the lease period); or

(d)	when there is a change in the evaluation of the purchase option of the underlying asset.

Preliminary assessment

During fiscal year 2018, the Group has developed the IFRS 16 implementation project to evaluate the application effects of this standard, including the impacts on the consolidated financial statements, key performance indicators and financial metrics, as well as the development of accounting policies. Additionally, an evaluation of the necessary changes in the systems and processes has been carried out. For these purposes, the Group has reviewed substantially all of the Group’s leasing arrangements in light of the new lease accounting rules in IFRS 16.

Based on such analysis, it was preliminary concluded that the new definition of lease does not significantly change the scope of the contracts deemed as leases.

The Group expects to recognize, right-of-use assets and lease liabilities of about 23,059, as of January 1, 2019 in the consolidated statement of financial position, measured at the present value of future lease payments.

Regarding the comprehensive statement of income, the Group expects that the net fiscal year result will decrease by about 541 for fiscal year 2019, as a result of recognizing depreciations of right-of-use assets and the accrual of interest of lease liabilities.

On the other hand, as the payment of the principal portion of lease liabilities will be classified as cash flows from financing activities, the Group expects a decrease thereof and that cash flows from operating activities will increase in about 9,224 for 2019.

The application of this standard will have no effect on the retained earnings since the Group intends to apply the simplified model without restating any comparative figures, recognizing a right-of-use asset equivalent to the lease liability on the initial date of transition (January 1, 2019). There are no adjustments to be made due to impairment arising from the provision for onerous contracts related to these right-of-use assets.

With regard to short-term leases, and leases of low-value assets, the Group intends to continue recognizing them as straight-line expense over the effective term of the lease, unless another systematic basis is more representative, in accordance with the option indicated by the standard.

Moreover, the Group intends to apply the practical solution of the standard whereby leases expiring within the term of 12 months from the date of the initial application, regardless of the original date, and which comply with the conditions to be classified as short term leases, follow the treatment described in the previous paragraph.

The group’s activities as a lessor are not material and hence the Group does not expect any significant impact on the financial statements.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

• IFRS 9—Prepayment with negative compensation

In October 2017, an amendment was introduced in connection with the feature of prepayment with negative compensation, whereby the lender (i.e., the holder) might be forced to accept in payment a prepayment amount that is substantially lower than the unpaid amounts of principal and interest. In these cases, the amendment proposes that financial assets with this feature should be measured at amortized cost or fair value with changes in other comprehensive income.

The Group estimates that the implementation of this last amendment, effective as from January 1, 2019, which may be applied in advance, will not have a significant impact on its financial statements as the Group does not perform this type of transactions.

• IFRIC 23—Uncertainty about income tax treatment

The Interpretation issued in June 2017 clarifies how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty regarding income tax treatment.

For such purpose, the entity must evaluate whether the tax authority will accept an uncertain tax treatment used, or proposed to be used, or which is intended to be used in its income tax filing.

If an entity concludes that the tax authority is likely to accept an uncertain tax treatment, the entity will determine the tax position consistent with the tax treatment used or intended to be used on its income tax filing. If an entity concludes that such acceptance is improbable, the entity will reflect the effect of the uncertainty in determining the fiscal result, the tax bases, unused tax losses, unused tax credits and tax rates. An entity will reflect the effect of the uncertainty for each uncertain tax treatment by using one of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•

The most probable amount—the only most probable amount in a range of possible outcomes. The most probable amount may better predict the resolution of the uncertainty if the possible outcomes are dual or are concentrated in a value.

•

The expected value—the addition of the amounts weighted by their probability in a range of possible outcomes. The expected value may better predict the resolution of the uncertainty if there is a range of possible outcomes that are not dual or are concentrated in a value.

This amendment will be effective for the fiscal years beginning on or after January 1, 2019 and may be early applied.

The Group estimates that the application of the aforementioned interpretation will not have a significant effect on its financial statements. Additionally, see Note 28.b.4.

•	Amendments to IAS 28—Long-term Investments in associates and joint ventures

In October 2017, the IASB issued amendments to IAS 28, which are applicable to the fiscal years beginning on or after January 1, 2019, allowing early application.

The amendment defines that the long-term investments in associates and joint ventures, which are not accounted for using the equity method, will be accounted for in accordance with IFRS 9.

The Group estimates that the application of the aforementioned interpretation will not have a significant effect on its financial statements.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

• IFRS 17—Insurance contracts

The IFRS 17 issued in May 2017 is applicable to those fiscal years beginning on or after January 1, 2021, allowing its early application and replacing IFRS 4.

The Group does not anticipate that this standard will have effects on its financial statements because it does not provide this type of services.

• Amendments to IFRS 10 and IAS 28—Sale or contribution of assets between an investor and its associate or joint venture

In September 2014, the IASB amended IFRS 10 and IAS 28 to clarify that in transactions involving a controlled company, the extent of the gain or loss to be recognized in the financial statements depends on whether the sold or contributed controlled company is considered a business in accordance with IFRS 3.

On August 10, 2015, the IASB issued a proposal to postpone the effective date of these changes indefinitely depending on the outcome of its research project on accounting by the equity method, which was approved on December 17, 2015.

• Annual improvements to IFRS—2015-2017 Cycle

In December 2017, the IASB issued the 2015-2017 cycle of annual improvements that are applicable for the years beginning on or after January 1, 2019, allowing early application.

A summary of the main modified standards and their purpose follows:

Standard	Amended Subject	Detail
IFRS 3 “Business Combinations” and IFRS 11 “Joint arrangements”	Holdings previously held in a joint operation	The amendment to IFRS 3 establishes that when obtaining control of a business that was a joint operation, the acquirer will apply the requirements for a business combination carried out in stages, including the re-measurement of its previously held share in the joint operation at the fair value on the acquisition date. On the other hand, the amendment to IFRS 11 establishes that when obtaining joint control of a business that was a joint operation, it does not measure again its previously held shares.

IAS 12 “Income Tax”	Exposure of the effect of dividends on Income Tax	The amendment clarifies that the entity will recognize the consequences of the dividends on the income tax where it has recognized the transactions or events that gave rise to those distributable profits.

IAS 23 “Borrowing Costs”	Capitalization of generic loans	The amendment to this standard clarifies that, for the capitalization of costs from generic loans, it must necessarily consider all outstanding loans when determining the capitalization rate, except those taken specifically to finance an eligible asset that is not yet ready for its intended use or sale; i.e., if any specific loan remains unpaid after the related eligible asset is ready for its intended use or for sale, that loan becomes part of the funds that the entity took as generic loans.

The Group estimates that the application of the amendments to the mentioned standards will not have a significant effect on its financial statements.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

• Amendments to IAS 19—Employee benefits

In February 2018, the IASB issued amendments to this standards’ guidance, in relation to the accounting for Plans amendments, curtailments and settlements.

An entity shall determine the cost of services for the current period and the net interest for the remainder of the annual period, using actuarial assumptions determined at the beginning of the annual reporting period. However, if an entity remeasures the liability (asset) for net defined benefits, it will determine the current cost of the service and the net interest for the remainder of the annual period, using actuarial assumptions updated after the plan change.

Another modification consists in recognizing in results any reduction in the surplus, even if that surplus was not previously recognized due to the impact of the asset ceiling.

The Group estimates that the application of this amendment, effective as of January 1, 2019, allowing early application, will not have any significant effects on its financial statements.

• Amendments to IFRS 3—Business combinations

In October 2018, the IASB has issued Definition of a Business (Amendments to IFRS 3), aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. Early application is allowed.

• The amendments:

•

clarify that to be considered a business, an acquired set of activities and assets must include, at least, an input and a substantive process that together significantly contribute to the ability to create outputs;

•	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs;

•	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

•	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs; and

•	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The Group estimates that the application of these amendments will not have significant effects on its financial statements.

• Amendments to IAS 1 “Presentation of financial statements” and IAS 8 “Accounting policies, changes in accounting estimates and errors”—Definition of material

In October 2018, the IASB issued amendments that are applicable to fiscal years beginning on or from January 1, 2020, allowing for its anticipated application.

The amendments to the definitions of “material” or “with relative importance” seek to unify the definition of such concepts to the definitions of Conceptual Framework, also amended in 2018.

The Group estimates that the implementation of these amendments will not affect its financial statements.

• Amendments to References to the Conceptual Framework for Financial Reporting

In March 2018, the IASB issued the revised Conceptual Framework applicable to annual periods beginning on or after January 1, 2020. This revision process did not imply a substantial change in the set of definitions, concepts and guidelines used as a basis for preparing financial information.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

2.c) Accounting Estimates and Judgments

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of these financial statements are:

Crude oil and natural gas reserves

Estimating crude oil and gas reserves is an integral part of the Group’s decision-making process. The volume of crude oil and gas reserves is used to calculate depreciation using the unit of production ratio and to assess the impairment of the capitalized costs related to the Upstream assets (see Notes 2.b.8, 2.b.9 and the last paragraph of this Note).

The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established for the crude oil and natural gas industry by Rule 4-10 (a) of Regulation S-X of the SEC.

Provision for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by the Management of the Company may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies and the strategy defined in each case can have, consequently, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by the Management of the Company.

Provision for environmental costs and obligations for the abandonment of hydrocarbon wells

Given the nature of its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution cleanup and environmental damages resulting from operations. YPF management believes that the Group’s operations are in substantial compliance with laws and regulations of Argentina and the countries where the Group operates, relating to the protection of the environment as such laws have historically been interpreted and enforced.

The Group periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and remedy action of a given environmental issue and, depending on its years of existence, analyze the Argentine Government’s possible responsibility for any environmental liabilities existing prior to December 31, 1990. The Group cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial actions or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligation, the Group has accrued environmental remediation which evaluations and/or remediation works are probable and can be reasonably estimated, based on the Group’s existing remediation program. Legislative changes, on individual costs and/or technologies may cause a re-evaluation of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Group’s future results of operations.

The main guidelines on the provision for the obligations for the abandonment of hydrocarbon wells are set forth in detail in Note 2.b.6.

Income tax and deferred income tax

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by current tax law, options established by the law or its regulations, as well as estimates of the timing and realization of deferred income taxes. The actual collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions affecting the Group’s tax balances.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Provision for impairment of property, plant and equipment and intangible assets

The methodology used in estimating the recoverable amount of property, plant and equipment and intangible assets is detailed in Note 2.b.8 and 2.b.9.

The determination of whether an asset is impaired, and by how much, involves management’s estimates of highly uncertain matters such as the effects of inflation and deflation on operating expenses, discount rates, production profiles, reserves and future prices of the products, including the prospects of supply and demand conditions of the world or regional market for crude oil, natural gas and refined products, all of which affects the prices taken into account in the projection. Consequently, for oil and natural gas assets, the expected future cash flows are determined using management’s best estimate of future oil and natural gas prices and production volumes and reserves. The foregoing implies the use of assumptions about future commodity prices, production and development costs, field decline rates, current tax regimes and other factors. These assumptions and the management decisions on which the estimates of expected cash flows are based are subject to changes as new information becomes available. Changes in economic conditions may also affect the rate used to discount future cash flow estimates.

In general, the Group does not consider temporarily low (or high) prices or margins as an indication of impairment (or reversal of an impairment charge). The impairment assessment mainly reflects long-term oil and natural gas prices that are consistent with intermediate points between the maximum and minimum ranges observed in the market and that are in the range of price forecasts published by third-party experts of the industry and government agencies, within which are the long and short term projections of the “US Energy Information Administration” and the Brent crude forward curve. The assumptions of future prices used by the Management of the Company tend to be stable because it does not consider short-term increases or decreases in prices to be indicative of long-term levels, but they are subject to change. Besides, oil prices do no rise above the historical oil prices observed in the past, applied to projected future production volumes. Gas prices correspond to the average weighted price per basin and channel, determined according to the market’s supply and demand.

With regard to the oil market of prior periods, the applicable domestic prices of petroleum products were established for the short term mainly based on negotiations between Producers and Refiners of the country, without keeping a direct or specific reference with respect to the international quotations of such products. In 2016, due to the continued fall in international average prices for Brent crude oil, it was agreed to reduce in about 10% the domestic crude oil price per barrel with respect to effective price as of December 31, 2015. Additionally, in August 2016, a new agreement between producers, refiners and the MINEM allowed for a new gradual reduction in the domestic crude oil price per barrel in a monthly 2% in August, September and October, reaching an accumulated 6% drop by November 2016.

As detailed on Note 30.e., in January 2017, Producers and Refiners reached a new agreement in which a path of prices was established for the sale of oil in the domestic market for the purpose of achieving parity with the international markets during 2017, which took place during the last quarter of 2017.

In relation with the gas market, incentive schemes were established in recent years in order to increase the total injection of natural gas (see Note 30.g). In particular, in 2018 an excess in the supply with respect to the domestic demand took place at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells, as well as to the reinjection of the hydrocarbon. In this new scenario and under the new regulations (see Note 30) and agreements, domestic gas prices declined, and therefore it is expected a future reduction in natural gas sales prices compared to those contemplated in the 2017 projections.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

2. BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Based on the aforementioned methodology, the expected decrease in the crude oil price as of December 31, 2016 together with the evolution of the cost behavior in terms of macroeconomic variables and the operational behavior of the Group’s assets, caused CGU Oil to record an impairment charge for property, plant and equipment in the Upstream segment of 34,943 as of December 31, 2016.

The discount rate after taxes used as of December 31, 2016 was 8.67%, the recoverable value, after taxes, as of such date of the CGU Oil was 71,495.

As of December 31, 2017, the Group recognized a reversal in the charge for impairment of the value of its assets for the CGU Oil of 5,032, which arises from the combination of multiple factors, such as the variation in production and associated investments considered in the cash flows, the effect of variations in operating and abandonment costs, the variation in the discount rate and, to a lesser extent, the variation in oil prices, taking into account also the book value of the assets as of December 31, 2017 affected by depreciation charges for the year and investments made, among others.

The discount rate after taxes used as of December 31, 2017 was 8.28% for 2018 and 2019 and 8.42% for 2020 and thereafter, the recoverable value after taxes as of such date of the CGU Oil was 82,802.

As of December 31, 2018, the Group recognized a reversal in the charge for impairment of the value of its assets for the CGU oil of 39,837 and an impairment charge of property, plant and equipment, mainly for the CGU Gas – Neuquina Basin of 28,326 and CGU Gas – Austral Basin of 8,246.

The reversal of impairment charge of the CGU Oil assets is mainly due to the increase in oil reserves coupled with estimated cost improvements, all of which is mainly set off by: (i) the rise in the discount rate as a result of the higher country risk and cost of debt and (ii) larger investments associated to higher reserves contemplated in cash flows. All the foregoing taking into account the book value of assets as of December 31, 2018, affected by the deprecation charges for the fiscal year and the investments made, among others.

The impairment of the CGU Gas – Neuquina Basin and CGU Gas – Austral Basin assets arises from a combination of multiple factors, mainly from the anticipated reduction in gas market prices due to the lower sales price to distributors and power plants (see Note 30 in sections “Terms and Conditions for the Distribution of Natural Gas through Networks” and “Natural Gas Sales for Electricity Generation”) and the higher discount rate due to higher country risk and cost of debt, all of which is partially set off by a reduction in costs.

The discount rate after taxes used as of December 31, 2018 was 10.94% for 2019 and 11.19% for 2020 and thereafter, the recoverable value after taxes as of such date of the CGU OIL, CGU Gas – Neuquina Basin and CGU Gas – Austral Basin are 254,549, 108,509 and 8,606, respectively.

As mentioned above, as of the fiscal year end 2018, the Company’s Management does not anticipate any relevant changes in long-term price curves, as it does not consider the recent (positive) changes in commodity prices, all the foregoing taking into account the high volatility observed, until the variables affecting them shall evidence certain stability in the course of time.

2.d) Comparative Information

Balance items as of December 31, 2017 and 2016 presented in these financial statements for comparison purposes arise from the consolidated financial statements then ended.

Additionally, certain amounts in the statement of financial position have been reclassified and new disclosures have been made due to the accounting policy changes mentioned in Note 2.b.26.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

3. ACQUISITIONS AND DISPOSITIONS

•	Agreement for YPF EE’s capitalization

On December 14, 2017, the Board of Directors of the Company approved the terms of a memorandum of understanding signed with GE Energy Financial Services, Inc. (“GE EFS”) which established the framework conditions under which the parties would agree to the capitalization of YPF EE. This Agreement, the framework conditions of which were approved by the Board of Directors of the Company, established that GE EFS intended to contribute capital through a vehicle company and subscribe for shares of YPF EE in order to have a shareholding of 25% of its capital stock.

As of December 31, 2017, the Group had classified its investment in YPF EE as assets and liabilities held for disposal in separate lines from the rest of the assets and liabilities, given that as of that date they had met all the requirements for this classification (see Note 2.b.24). Given that, at the time of classification, the fair value less costs of the transaction was higher, the investment in YPF EE has been valued at its book value, therefore, no impairment has been recorded at the time of reclassification. Although YPF EE represented a component within YPF because it was an individual CGU within the Gas and Energy segment, it did not qualify as a discontinued operation since it did not represent a significant line of business nor a geographical area.

On February 6, 2018, YPF entered into a definitive and binding agreement with EFS Global Energy B.V. (“GE”) and GE Capital Global Energy Investments B.V., companies indirectly controlled by GE EFS, which establishes the conditions for the capitalization of YPF EE (the “Share Subscription Agreement”). The Share Subscription Agreement establishes that, subject to compliance with certain conditions precedent, GE will subscribe for shares of YPF EE in order to achieve a participation equal to 24.99% of its capital stock and jointly control this company with YPF.

On March 20, 2018, GE EFS Power Investments B.V., a subsidiary of EFS Global Energy B.V (both companies indirectly controlled by GE Energy Financial Services, Inc.; jointly “GE”), subscribed YPF EE shares representing 24.99% of its capital stock. Since then, GE EFS Power Investments and YPF jointly control YPF EE, undertaking to contribute as follows:

•	Subscription price of US$ 275 million:

•	US$ 135 million on the closing date of the transaction; and

•	US$ 140 million 12 months after the closing date of the transaction.

•

Contingent price of up to the maximum sum of US$ 35 million subject to the evolution of the electric market prices (33.33% as of 24 months from the closing date of the transaction and 16.67% each subsequent year).

In this way, the capital structure of YPF EE after the issuance of shares is as follows:

Shareholder	Number of Shares	Interest holding in the capital stock	Class of Shares
YPF	2,723,826,879	72.69218%	A
OPESSA	86,476,112	2.30783%	A

Group	2,810,302,991	75.00001%	A
GE	936,767,364	24.99999%	B

Total	3,747,070,355	100.00000%

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

The following table shows the main assets and liabilities held for disposal as of December 31, 2017:

•	Group of assets held for disposal:

December 31, 2017
Property, plant and equipment	4,982
Investments in associates and joint ventures	2,117
Inventories	1
Other receivables	914
Trade receivables	713
Investments in financial assets	78
Cash and cash equivalents	61

Subtotal	8,866

Eliminations	(43)

Total	8,823

•	Liabilities associated to the group of assets held for disposal:

December 31, 2017
Provisions	96
Deferred tax liabilities	282
Salaries and social security	47
Other liabilities	1
Loans	4,072
Accounts payable	938

Subtotal	5,436

Eliminations	(1,243)

Total	4,193

As a result of the implementation of IFRS 10 and the aforementioned capitalization process of YPF EE, the Group recorded a gain of 11,980 (11,879 through YPF and 101 through OPESSA) included in the item “Other net operating results”, which includes a gain of 13,552 (13,451 through YPF and 101 through OPESSA) due to the dilution of its interest in YPF EE with the consequent loss of control over it and the subsequent revaluation of its residual interest (3,438 y 10,114, respectively) and a loss of 1,572 (fully corresponding to YPF) for the reversal to net profit for the period of the accrued translation corresponding to the investment in this Company.

In order to determine the fair value of the investment in YPF EE, the Group has considered all the elements available as of the date of these financial statements, including the best estimation of the occurrence of the contingent payments provided in the operation. However, for the measurement of this fair value the Group has a term of one year to evaluate all the facts and circumstances existing as of the transaction date that might modify such measurement.

Regarding the participation held after the aforementioned transaction, the Group has followed the guidelines of IFRS 10 “Consolidated financial statements” and has concluded that from the entry of GE in YPF EE, GE and YPF jointly control YPF EE. Consequently, the Group applied IFRS 11 “Joint Arrangements” defining such company as a joint venture, and measured it according to the equity method under the IAS 28 “Investments in associates and joint ventures”.

Some of the main evaluated assumptions are described below:

(i)

Any decisions about the relevant activities of YPF EE thereof are to be taken jointly, there being no power of one shareholder over the other in relation to such activities, regardless of the different percentages of equity interests held in YPF EE by each of them. Although the Group owns a 75.00001% stake in YPF EE, according to the shareholders’ agreement, the following is required for decision-making purposes regarding the relevant activities: the approval of at least one Director appointed by each class of shares at the meeting of the Board of Directors and the approval of each class of shares for the adoption of such decisions at the Shareholders’ meeting;

(ii)

No shareholder has any power, as defined in IFRS 10, to the detriment of any other, independently of the number of Directors or personnel (key or not) appointed by each class of shares, in the management of the Company for its own benefit or to unilaterally modify the variable investment returns or ultimately, to unilaterally direct any of the decisions associated with the relevant activities.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

•	Acquisition of strategic assets of Oil Combustibles S.A. (“Oil”)

On May 11, 2018, Oil’s bankruptcy was determined and, by means of a resolution dated June 1, 2018, the intervening judge decided to grant YPF and Destilería Argentina de Petróleo S.A. (“DAPSA”) the management of Oil in accordance with the terms of the offer presented by both companies, pursuant to which YPF and DAPSA were entitled for a two-month period to use the logistic assets (docks and fuel storage tanks located in the Oil River Terminal on the Paraná River), to exclusively and directly supply fuel to the entire network of Oil gas stations by DAPSA, and to match the best purchase offer made by any third party, whether for the whole or a part of Oil’s facilities, and for the exclusive supply of Oil’s commercial network as part of the liquidation process of Oil’s assets.

On July 27, 2018, YPF and DAPSA filed a brief stating that they were able to continue the management for two additional months under certain conditions, which was accepted by the bankruptcy trustee and the judge.

The hearing for the opening of bids for the parties interested in acquiring Oil’s industrial assets, originally scheduled for September 14, 2018, was held on October 1, 2018.

On October 2, 2018, YPF received notice of the decision adopted by the judge in charge of Oil Combustibles S.A.’s bankruptcy proceedings, which awarded the industrial assets of the bankrupt company to YPF and DAPSA, pursuant to the local and international bidding process carried out in connection with the sale of Oil Combustibles S.A.’s assets.

The total price of the transaction amounted to US$ 85 million, which was paid on November 2, 2018. From such amount, US$ 63 million correspond to net assets acquired by YPF. These, especially the docks and fuel storage tanks located in the Paraná River fluvial terminal, will allow the expansion of YPF’s logistics capacity for actual and future business.

YPF requested the unavailability of the funds, which will remain deposited in the judicial account at the order of the court until the conveyance of title and registration of the real estate acquired in favor of YPF.

Additionally, on November 6, 2018, Division D of the Argentine Court of Appeals rejected the appeal filed by some of the former Oil shareholders which challenged the award in favor of YPF and DAPSA under the bidding process described herein.

The acquisition of these assets qualified as a business combination under IFRS 3.

The following table resumes consideration and fair value of the acquired assets and the liabilities assumed on the acquisition date:

Fair value at the acquisition date
Fair value of identifiable assets and assumed liabilities:
Property, plant and equipment	2,327
Inventories	445
Provisions	(465)

Total net identifiable assets / Consideration	2,307

•	Agreement for the exploitation of the Aguada Pichana and Aguada de Castro Areas

Once the agreements have been finalized and the corresponding conditions have been fulfilled (see Note 29.b), YPF’s interest are as follows:

(i)	In the APE area, the interest of YPF is 22.50% (which implied the sale of a 4.77% stake);

(ii)	In the APO area, the interest of YPF is 30% (which implied the purchase of a 2.73% stake);

(iii)	In the ACA area, the interest of YPF is 30% (which implied the sale of a 20% stake).

Consequently, the Group has recorded a profit of 1,167 included in the item “Other net operating results”.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

•	Assignment of interest in Bajo del Toro area.

On October 12, 2018, the Province of Neuquén issued Decree No. 1755/18, which approved the assignment in favor of Statoil Holding Netherlands B.V. (“Statoil”), fulfilling the precedent conditions. On November 23, 2018, YPF received the aforementioned US$ 30 million.

Consequently, the Group has recorded a profit of 871 included in the item “Other net operating results”.

•	Assignment of interest in the Aguada de la Arena and Río Neuquén areas

As part of the acquisition by Pampa Energía S.A. (“PEPASA”) of the total shares of Petrobras Participaciones S.L., which held 67.2% of the capital and voting rights of Petrobras Argentina S.A. (“PESA”), YPF and PEPASA entered into an agreement subject to certain conditions precedent under which, once the acquisition by PEPASA of shareholding control of PESA had been completed, PESA transferred to YPF its interest in the operating concessions of two areas located in the Neuquén basin with production and high potential for gas development (of the tight and shale type), to be operated by YPF, in the percentages detailed below: (i) 33.33% participation in the Río Neuquén area, located in the Province of Neuquén and in the Province of Río Negro; and (ii) 80% participation in the Aguada de la Arena area, located in the Province of Neuquén.

In order to implement this agreement, PEPASA and YPF signed a Framework Agreement for the Financing and Acquisition of Units and a Loan Agreement under which YPF, on July 25, 2016, granted PEPASA a guaranteed loan for the Indirect acquisition of the aforementioned areas in the amount of US$ 140 million, equivalent to the acquisition price of the aforementioned units, which does not differ from the fair value of the participation in said areas.

On October 14, 2016, the assignment of the interest in the operating concessions between YPF and PESA was consummated, as follows: (i) an interest of 33.33% in the Río Neuquén area for the sum of US$ 72 million; and (ii) an interest of 80% in the Aguada de la Arena area, for the sum of US$ 68 million.

On February 23, 2017, YPF and Petrouruguay S.A. subscribed the definitive agreement for the assignment in favor of YPF of 20% of the interest in the Aguada de la Arena area for US$ 18 million. Thus, YPF increased its participation to 100% in the aforementioned area.

On March 31, 2017, YPF cancelled, 33.33% of its participation in the Río Neuquén area and 80% of its participation in the Aguada de la Arena area through a payment in kind pursuant to an assignment in favor of PESA of its contractual position under the loan contract with PEPASA.

On September 5, 2018 the Province of Neuquén issued Decree No. 1401/18 which authorized the assignment of 33.33% of the Rio Neuquén area in favor of YPF. Besides, on December 17, 2018, by Decree No. 2314/18, the Province of Neuquén approved the assignment of 100% interest in the Aguada de la Arena area to YPF (together with the assignment to YPF of the 20% of the transportation concession of the area).

•	Assignment agreement of the Cerro Bandera area

YPF and Oilstone Energía S.A. (“OESA”) entered into an agreement for the assignment of 100% of the exploitation concession of the Cerro Bandera area in the province of Neuquén (the “Concession”) on November 22, 2017. It should be noted that OESA operates the block since 2011 under the respective operating Agreement subscribed with YPF.

The agreement considers the assignment of the Concession for US$14 million. Moreover, the agreement sets forth that YPF maintains rights, under certain terms and conditions, to (i) the Vaca Muerta and Molles formations, in which it may continue to carry out exploration and potential exploitation works; and (ii) an exploratory project in the northern region of the Concession, and its potential exploitation.

On April 27, 2018, the Executive Power of the Province of Neuquén issued Decree No. 525/18 which authorized the assignment of 100% of the exploitation concession in respect of Cerro Bandera provided for in the assignment agreement.

Based on the above, the Group has recorded a profit of 284 included in the item “Other net operating results”.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

3. ACQUISITIONS AND DISPOSITIONS (Cont.)

•	Assignment agreement of the Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño areas

On June 11, 2018, YPF and Petróleos Sudamericanos S.A. (“PS”) entered into an agreement for the assignment of 100% of the exploitation concessions over the areas known as Bajo del Piche, Barranca de Los Loros, El Medanito and El Santiagueño, located in the provinces of Neuquén and Río Negro for an amount of US$ 22.3 million.

On December 2, 2018, by Decree No. 1677/18, the Province of Río Negro approved the assignment. Also, on December 20, 2018, YPF and PS signed the documents required to execute the assignment.

On January 2, 2019, YPF and PS signed a memorandum whereby from such date PS takes possession of the facilities located in such areas, taking responsibility for the same and releasing YPF from its role as operator of those exploitation concessions.

Therefore, as of December 31, 2018 these areas were classified as assets held for disposal. Besides, liabilities related to the abandonment of these areas were classified as liabilities associated to assets held for disposal.

•	Assignment agreement of the Al Sur de la Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas

On December 20, 2018, YPF and Oilstone Energía S.A. (“OESA”) have entered into an agreement for the assignment by YPF to OESA of 100% of the exploitation concessions in respect of the Al Sur del Dorsal, Anticlinal Campamento, Dos Hermanas and Ojo de Agua areas, located in the province of Neuquén.

The agreement sets forth the assignment of the concession for a consideration of US$ 12 million. The effectiveness of the assignments is subject to the compliance with certain precedent conditions, which are mainly related to the authorization by the Executive Power of the Province of Neuquén of the assignments described in the agreements.

Therefore, as of December 31, 2018, these areas were classified as assets held for disposal. Besides, liabilities related to the abandonment of these areas were classified as liabilities associated to assets held for disposal.

4. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

This section provides a description of the principal risks that could have a material adverse effect on the Group’s strategy in each operations center, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The sensitivity analysis of market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated, for example, changes in interest rate and changes in foreign currency rates.

This sensitivity analysis provides only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

4. FINANCIAL RISK MANAGEMENT (Cont.)

•	Market Risk management

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets or financial liabilities as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the U.S. dollar, the currency that generates the greatest exposure is the Peso (the Argentine legal currency).

The Group does not use derivatives as a hedge against exchange rate fluctuations.

Otherwise, according to the Company’s functional currency, and considering the currency exchange process, the fluctuations in the exchange rate related to the financial assets and liabilities’ value in Pesos do not have any effect in the Other comprehensive income in Shareholders’ equity.

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, taking into consideration the exposure of financial assets and liabilities denominated in Pesos as of December 31, 2018:

	Appreciation (+) / depreciation (-) of exchange rate of Peso against U.S. dollar	Income (loss) for fiscal year ended December 31, 2018
Impact on net income before income tax corresponding to financial assets and liabilities	+10%	2,605
	-10%	(2,605)

Interest Rate Risk

The Group is exposed to risks associated with fluctuations in interest rates on loans and investments. Changes in interest rates may affect the interest income or loss derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of December 31, 2018 that accrues interest considering the applicable rate:

	Financial Assets(1)	Financial Liabilities(2)
Fixed interest rate	34,771	274,640
Variable interest rate	889	60,438

Total(3)	35,660	335,078

(1)

Includes temporary investments. loans with related parties and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.

(2)	Includes only financial loans, does not include accounts payable, which mostly do not accrue interest.
(3)	Includes principal and interest.

The variable rate financial loans represent 18% of the total loans as of December 31, 2018, and include NO, pre-financing of exports, financing of imports and financial loans with local and international entities. The portion of the loan, which accrues variable interest rate, is mainly exposed to the fluctuations in LIBOR and BADLAR. Approximately 26,277 accrues variable interest of BADLAR plus a spread between 0% and 10% and 30,879 accrues variable interest of LIBOR plus a spread between 1.25% and 4%.

Approximately 86% (289,569) of the total of the financial loans of the Group is denominated in U.S. dollars, 3% (11,563) is in Swiss francs and the remainder is mainly in Pesos, as of December 31, 2018.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

4. FINANCIAL RISK MANAGEMENT (Cont.)

Financial assets mainly include, in addition to trade receivables, which have low exposure to interest rate risk, bank deposits, fixed-interest deposits and investments in mutual funds such as money market or short-term fixed interest rate instruments.

The Group’s strategy to hedge interest rate risk is based on investing funds at a variable interest rate, which partially offset financial loans at a variable interest rate, as well as on maintaining relatively low percentages of debt at a variable interest rate.

The Group does not usually use derivative financial instruments to hedge the risks associated with interest rates.

The table below shows the estimated impact on consolidated statement of comprehensive income that an increase or decrease of 100 basis points in the interest rate would have.

	Increase (+) / decrease (-) in the interest rates (basis points)	Income (loss) for fiscal year ended December 31, 2018
Impact on net income after income tax	+100	(248)
	-100	248

Price Risks

The Group is exposed to the own price risk for investments in financial instruments (public securities and mutual funds), which were classified in the statement of financial position as “at fair value through profit or loss”. The Group continuously monitors the change in these investments for significant movements.

As of December 31, 2018, the aggregate value of financial assets at fair value through profit or loss amounts to 18,733.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on the Group’s results as of December 31, 2018:

	Increase (+) / decrease (-) in the prices of investments in financial instruments	Income (loss) for the year ended December 31, 2018
Impact on net income before income tax	+10%	1,873
	-10%	(1,873)

The Group does not use derivative financial instruments to hedge the risks associated with the fluctuation of the price of commodities as well as the risk inherent to investments in public securities and mutual funds.

Likewise, although not considered a financial risk, until recently, the Group was not significantly exposed to commodity price risks, as a result, among other reasons, of the existing regulatory, economic and government policies in force that determined that local prices charged for gasoline, diesel and other fuels were not affected in the short-term by fluctuations in the price of such products in international and regional markets. That is, there was a gap between domestic market prices and international market prices, which was evident in certain periods with price variations in directions (or values) substantially different from those observed in the international market.

However, since the second semester of 2016 a local process was initiated to achieve an orderly transition towards international prices, which implied a gradual decrease in the sales prices of local crude oils (Medanito and Escalante). In the same way, Producers and Refiners entered into new agreements for the above mentioned transition for the purpose of achieving parity with international markets.

The negative domestic macroeconomic conditions that prevailed in 2018 represented a challenge for the new market model, which prevented the full deployment of such conditions over the year. Also, see Note 2.c.

In consequence, the aforementioned price risk exposure has changed and it will depend on the capacity of the Group to transfer to its fuel prices on the local market, the variations in international prices as well as the possibility of adapting its costs to such changes.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

4. FINANCIAL RISK MANAGEMENT (Cont.)

• Liquidity Risk management

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations.

As mentioned in previous paragraphs, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash flows for its cancellation, as well as to finance the projected expenditures for each year. As of December 31, 2018 the availability of liquidity reached 46,028, considering cash of 6,678 and other liquid financial assets of 39,350. Uncommitted bank credit lines together with the capital market constitute an important source of funding. Likewise, YPF has the ability to issue additional debt under the negotiable obligations global program originally approved by the Shareholders meeting in 2008 expanded in September 2012, in April 2013, in February 2015, in April 2016 and extended in 2017

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 2018:

	December 31, 2018
	Maturity date
	0 - 1 year	1 - 2 year	2 - 3 year	3 - 4 year	4 - 5 year	More than 5 years	Total
Financial liabilities
Loans	64,826	27,581	55,191	23,124	18,526	145,830	335,078
Other liabilities	722	80	52	35	33	349	1,271
Accounts payable(1)	83,733	2,101	9	1,244	—	—	87,087

	149,281	29,762	55,252	24,403	18,559	146,179	423,436

(1)	The amounts disclosed are the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values

Most of the Group’s loans contain usual covenants for contracts of this nature. Approximately 56% of the outstanding loans as of December 31, 2018 are subject to financial covenants related to the average ratio and debt service coverage ratio.

Under the terms of the loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.

•	Credit Risk management

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance of all of its debtors, and the determination of risk limits with respect to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a credit concentration risk consist primarily of cash and cash equivalents, trade receivables and other receivables. The Group invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties.

Likewise, the Group accounts for doubtful trade losses in the statement of comprehensive income, based on specific information regarding its clients.

Provisions for doubtful accounts are measured by the criteria mentioned in Note 2.b.18.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

4. FINANCIAL RISK MANAGEMENT (Cont.)

The maximum exposure to credit risk of the Group of December 31, 2018 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below is set forth below:

Maximum exposure as of December 31, 2018
Cash and cash equivalents	46,028
Other financial assets	124,731

Considering the maximum exposure to the risk of the Other financial assets based on the concentration of the counterparties, credit with the National Government and direct agencies accounts for approximately 34% (36,979), while the Group’s remaining debtors are diversified.

Following is the breakdown of the financial assets past due as of December 31, 2018:

	Current trade receivable	Other current receivables
Less than three months past due	19,720	1,262
Between three and six months past due	5,926	48
More than six months past due	3,337	788

	28,983	2,098

At such date, the provision for doubtful trade receivables amounted to 2,776 and the provisions for other doubtful receivables amounted to 619. These provisions are the Group’s best estimate of the losses incurred in relation with accounts receivables.

Guarantee Policy

As collateral of the credit limits granted to customers, the Group receives several types of guarantees from its customers. In the gas stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport market, bank guarantees prevail. To a lesser extent, the Group has also obtained other guarantees such as credit insurances, surety bonds, guarantee customer – supplier, and car pledges, among others.

The Group has effective guarantees granted by third parties for a total amount of 24,377, 10,789 and 9,300 as of December 31, 2018, 2017 and 2016, respectively.

During the fiscal year ended December 31, 2018, the Group did not execute guarantees. During the fiscal years ended December 31, 2017 and 2016, the Group executed guarantees received for an amount of 2 and 1, respectively.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

5. SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Bahía Blanca (until October 31, 2018) and Escobar, by hiring two regasification vessels, and (iii) the natural gas distribution.

Additionally, for the years ended December 31, 2017 and 2016, it included revenues derived from the generation of conventional and renewable electricity corresponding to YPF EE. See Note 3.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, and including Stimulus Plan for Natural Gas production in force (see Note 30.g), Gas and Power accrues a fee in its favor with the Upstream segment to carry out such commercialization.

• Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of crude oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

5. SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power		Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the year ended December 31, 2018
Revenues from sales	3,108		91,176		338,042	8,363	(4,869)	435,820
Revenues from intersegment sales	207,480		7,862		1,688	13,186	(230,216)	—

Revenues	210,588		99,038		339,730	21,549	(235,085)	435,820

Operating profit / (loss)	22,483		16,786	(4)	7,818	(6,055)	2,748	43,780
Income / (loss) from equity interests in associates and joint ventures	—		4,435		404	—	—	4,839
Depreciation of property, plant and equipment	72,052	(3)	928		12,285	2,304	—	87,569
Recovery of property, plant and equipment(2)	2,900		—		—	—	—	2,900
Acquisition of property, plant and equipment	63,171		1,968		15,632	2,877	—	83,648
Assets	480,263		129,885		307,312	82,762	(6,206)	994,016
For the year ended December 31, 2017
Revenues from sales	739		56,805		195,321	2,534	(2,586)	252,813
Revenues from intersegment sales	115,955		4,075		988	7,133	(128,151)	—

Revenues	116,694		60,880		196,309	9,667	(130,737)	252,813

Operating profit / (loss)	3,877		3,259		15,813	(4,400)	(2,476)	16,073
Income / (loss) from equity interests in associates and joint ventures	—		634		794	—	—	1,428
Depreciation of property, plant and equipment	45,279	(3)	290		6,926	1,017	—	53,512
Recovery of property, plant and equipment(2)	5,032		—		—	—	—	5,032
Acquisition of property, plant and equipment	39,411		3,867		8,179	1,639	—	53,096
Assets	251,525		45,395		158,800	53,934	(3,936)	505,718
For the year ended December 31, 2016
Revenues from sales	18,745		26,514		162,538	2,303	—	210,100
Revenues from intersegment sales	95,398		3,212		925	7,447	(106,982)	—

Revenues	114,143		29,726		163,463	9,750	(106,982)	210,100

Operating profit / (loss)	(26,845)		2,008		3,093	(1,615)	(887)	(24,246)
Income / (loss) from equity interests in associates and joint ventures	(1)		302		287	—	—	588
Depreciation of property, plant and equipment	38,125		290		5,507	830	—	44,752
Impairment of property, plant and equipment and intangible assets(2)	34,943	(3)	—		—	—	—	34,943
Acquisition of property, plant and equipment	51,396		2,134		9,839	1,679	—	65,048
Assets	236,173		25,866		125,536	34,739	(1,175)	421,139

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	See Notes 2.c. and 8.
(3)	Includes depreciation of charges for impairment of property, plant and equipment.
(4)	Includes the result for revaluation of the interest in YPF EE. See Note 3.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

5. SEGMENT INFORMATION (Cont.)

The distribution of revenues by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2018, 2017 and 2016, and property, plant and equipment by geographic area as of December 31, 2018, 2017 and 2016 are as follows:

	Revenues			Property, plant and equipment
	2018	2017	2016	2018	2017	2016
Argentina	390,892	230,728	193,707	698,222	353,868	307,350
Mercosur and associated countries	20,056	8,694	7,964	865	575	664
Rest of the world	15,711	8,785	6,142	—	—	—
Europe	9,161	4,606	2,287	—	—	—

	435,820	252,813	210,100	699,087	354,443	308,014

Intangible assets are mainly geographically located in Argentina.

As of December 31, 2018, no foreign client represents 10% or more of the Group’s revenue from its ordinary activities.

6. FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade receivables”, “Other receivables”, “Accounts payable” and “Other liabilities” contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.

Financial Assets

	2018
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables(1)	14,860	—	14,860	17,250	32,110
Trade receivables(2)	98,930	—	98,930	—	98,930
Investment in financial assets	—	10,941	10,941	—	10,941
Cash and cash equivalents	38,236	7,792	46,028	—	46,028

	152,026	18,733	170,759	17,250	188,009

	2017
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables(1)	6,793	—	6,793	7,541	14,334
Trade receivables(2)	44,182	—	44,182	—	44,182
Investment in financial assets	—	12,936	12,936	—	12,936
Cash and cash equivalents	9,687	19,051	28,738	—	28,738

	60,662	31,987	92,649	7,541	100,190

	2016
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss	Subtotal Financial Assets	Non-financial Assets	Total
Other receivables(1)	8,277	—	8,277	9,145	17,422
Trade receivables(2)	34,816	—	34,816	—	34,816
Investment in financial assets	—	15,285	15,285	—	15,285
Cash and cash equivalents	7,949	2,808	10,757	—	10,757

	51,042	18,093	69,135	9,145	78,280

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

6. FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

Financial Liabilities

	2018
	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Loans	335,078	—	335,078	—	335,078
Other liabilities	1,271	—	1,271	—	1,271
Accounts payable	87,087	—	87,087	511	87,598

	423,436	—	423,436	511	423,947

	2017
	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Loans	191,063	—	191,063	—	191,063
Other liabilities	2,660	—	2,660	—	2,660
Accounts payable	45,638	—	45,638	458	46,096

	239,361	—	239,361	458	239,819

	2016
	Financial Liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Loans	154,345	—	154,345	—	154,345
Other liabilities	4,726	—	4,726	—	4,726
Accounts payable	43,273	—	43,273	495	43,768

	202,344	—	202,344	495	202,839

Gains and losses on financial and non-financial instruments are allocated to the following categories:

	2018
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	3,033	—	3,033
Interest loss	(28,717)	—	(28,717)
Net financial accretion	7,627	—	7,627
Net exchange differences	54,459	—	54,459
Fair value gains on financial assets at fair value through profit or loss	—	2,596	2,596
Gains on derivative financial instruments	—	933	933
Result from net monetary position	1,594	—	1,594

	37,996	3,529	41,525

	2017
	Financial and non-financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,598	—	1,598
Interest loss	(18,385)	—	(18,385)
Net financial accretion	(3,169)	—	(3,169)
Net exchange differences	8,950	—	8,950
Fair value gains on financial assets at fair value through profit or loss	—	2,208	2,208

	(11,006)	2,208	(8,798)

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

6. FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

	2016
	Financial and non- financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	1,472	—	1,472
Interest loss	(18,109)	—	(18,109)
Net financial accretion	(3,159)	—	(3,159)
Net exchange differences	11,611	—	11,611
Fair value gains on financial assets at fair value through profit or loss	—	1,826	1,826
Gains on derivative financial instruments	—	213	213

	(8,185)	2,039	(6,146)

Fair value measurements

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds and public securities.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this category.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this category.

YPF’s Corporative Finance Division has a team in place in charge of the valuation of financial instruments required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the CFO. The CFO and the valuation team discuss the valuation methods and results upon the acquisition of a financial instrument and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

6. FINANCIAL INSTRUMENTS BY CATEGORY (Cont.)

The tables below show the Group’s financial assets measured at fair value as of December 31, 2018, 2017 and 2016 and their allocation to their fair value levels.

	2018
Financial Assets	Level 1		Level 2	Level 3	Total
Investment in financial assets:
- Public securities	10,941	(1)	—	—	10,941

	10,941		—	—	10,941

Cash and cash equivalents:
- Mutual funds	7,792		—	—	7,792

	7,792		—	—	7,792

	18,733		—	—	18,733

	2017
Financial Assets	Level 1		Level 2	Level 3	Total
Investment in financial assets:
- Public securities	12,936	(1)	—	—	12,936

	12,936		—	—	12,936

Cash and cash equivalents:
- Mutual funds	19,051		—	—	19,051

	19,051		—	—	19,051

	31,987		—	—	31,987

	2016
Financial Assets	Level 1		Level 2	Level 3	Total
Investments in financial assets:
- Mutual funds	53		—	—	53
- Public securities	15,232	(1)	—	—	15,232

	15,285		—	—	15,285

Cash and cash equivalents:
- Mutual funds	2,808		—	—	2,808

	2,808		—	—	2,808

	18,093		—	—	18,093

(1)	As of December 31, 2018 and 2017, it has been classified as Current. As of December 31, 2016, 7,737 have been classified as Noncurrent and 7,495 has been classified as Current.

The Group has no financial liabilities measured at fair value through profit or loss.

The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2018, 2017 and 2016, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 293,972, 200,264 and 157,133 as of December 31, 2018, 2017 and 2016, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, accounts payable and other liabilities do not differ significantly from their book value.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

7. INTANGIBLE ASSETS

The evolution of the Group’s intangible assets for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Service concession	Exploration rights	Other intangibles	Total
Cost	9,527	2,990	4,260	16,777
Accumulated amortization	5,553	155	3,710	9,418

Balance as of December 31, 2015	3,974	2,835	550	7,359

Cost
Increases	642	75	171	888
Translation effect	2,127	612	936	3,675
Decreases and reclassifications	(547)	(584)	127	(1,004)
Accumulated amortization
Increases	437	—	280	717
Translation effect	1,245	—	848	2,093
Decreases and reclassifications	—	(6)	—	(6)
Cost	11,749	3,093	5,494	20,336
Accumulated amortization	7,235	149	4,838	12,222

Balance as of December 31, 2016	4,514	2,944	656	8,114

Cost
Increases	947	8	198	1,153
Translation effect	2,141	513	953	3,607
Decreases and reclassifications	(13)	(149)	185	23
Accumulated amortization
Increases	615	—	223	838
Translation effect	1,330	—	885	2,215
Decreases and reclassifications	—	(149)	17	(132)
Cost	14,824	3,465	6,830	25,119
Accumulated amortization	9,180	—	5,963	15,143

Balance as of December 31, 2017	5,644	3,465	867	9,976

Cost
Increases	1,303	276	765	2,344
Translation effect	15,544	3,414	6,636	25,594
Adjustment for inflation(1)	—	—	591	591
Decreases and reclassifications	31	(248)	(100)	(317)
Accumulated amortization
Increases	1,190	—	559	1,749
Translation effect	9,740	—	6,243	15,983
Adjustment for inflation(1)	—	—	58	58
Decreases and reclassifications	—	—	(4)	(4)
Cost	31,702	6,907	14,722	53,331
Accumulated amortization	20,110	—	12,819	32,929

Balance as of December 31, 2018	11,592	6,907	1,903	20,402

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

8. PROPERTY, PLANT AND EQUIPMENT

	2018	2017	2016
Net book value of property, plant and equipment	740,103	382,630	345,679
Provision for obsolescence of materials and equipment	(3,955)	(1,652)	(1,380)
Provision for impairment of property, plant and equipment	(37,061)	(26,535)	(36,285)

	699,087	354,443	308,014

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

8. PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Electric power generation facilities		Other property	Total
Cost	13,949	458,066		69,429	3,650	13,478	76,803	3,647	5,603	10,778	2,931	1,573		8,291	668,198
Accumulated depreciation	5,920	324,922		41,138	2,392	—	—	—	4,699	6,921	1,181	1,283		5,620	394,076

Balance as of December 31, 2015	8,029	133,144		28,291	1,258	13,478	76,803	3,647	904	3,857	1,750	290		2,671	274,122

Cost
Increases	140	3,831	(4)	1	3	6,968	52,610	1,392	25	—	—	2		76	65,048
Translation effect	2,975	104,086		16,601	802	2,494	14,602	626	1,260	2,430	—	—		1,658	147,534
Decreases and reclassifications	1,365	59,645		26,529	1,096	(8,701)	(91,342)	(3,687)	1,201	1,138	260	187		(60)	(12,369	)(3)(5)
Accumulated depreciation
Increases	360	40,729	(4)	4,312	414	—	—	—	668	642	75	111		318	47,629
Translation effect	1,257	73,288		9,288	516	—	—	—	1,052	1,558	—	—		1,142	88,101
Decreases and reclassifications	(40)	(6,937)		(3)	(37)	—	—	—	(18)	(2)	45	—		(82)	(7,074	)(5)
Cost	18,429	625,628		112,560	5,551	14,239	52,673	1,978	8,089	14,346	3,191	1,762		9,965	868,411
Accumulated depreciation	7,497	432,002		54,735	3,285	—	—	—	6,401	9,119	1,301	1,394		6,998	522,732

Balance as of December 31, 2016	10,932	193,626	(1)	57,825	2,266	14,239	52,673	1,978	1,688	5,227	1,890	368		2,967	345,679

Cost
Increases	49	(4,370	)(4)	103	66	7,394	47,453	2,207	20	—	—	—		174	53,096
Translation effect	3,028	113,481		19,728	1,032	2,101	8,568	373	1,466	2,744	—	—		1,651	154,172
Decreases and reclassifications	(112)	40,614		2,284	965	(7,741)	(49,165)	(1,687)	879	1,698	215	(1,762	)(6)	188	(13,624	)(3)
Accumulated depreciation
Increases	437	54,980	(4)	5,395	602	—	—	—	717	854	80	87		315	63,467
Translation effect	1,303	81,108		9,983	609	—	—	—	1,196	1,684	—	—		1,151	97,034
Decreases and reclassifications	13	(1,756)		(953)	16	—	—	—	372	(1)	—	(1,481	)(6)	(18)	(3,808)
Cost	21,394	775,353		134,675	7,614	15,993	59,529	2,871	10,454	18,788	3,406	—		11,978	1,062,055
Accumulated depreciation	9,250	566,334		69,160	4,512	—	—	—	8,686	11,656	1,381	—		8,446	679,425

Balance as of December 31, 2017	12,144	209,019	(1)	65,515	3,102	15,993	59,529	2,871	1,768	7,132	2,025	—		3,532	382,630

Cost
Increases	425	(10,216	)(4)	370	38	19,885	67,264	5,438	59	—	—	—		385	83,648	(7)(8)
Translation effect	20,845	808,772		138,924	7,400	15,332	61,084	3,851	10,935	20,016	—	—		11,468	1,098,627
Adjustment for inflation (9)	5,096	152		—	797	1,107	792	—	1,371	—	20,519	—		6,968	36,802
Decreases and reclassifications	287	30,807		6,482	313	(17,327)	(64,288)	(4,188)	1,898	2,194	243	—		838	(42,741	)(3)(10)
Accumulated depreciation
Increases	758	82,939	(4)	9,517	960	—	—	—	1,561	1,680	677	—		777	98,869	(7)
Translation effect	9,356	609,973		73,643	4,639	—	—	—	9,158	12,396	—	—		8,127	727,292
Adjustment for inflation (9)	2,785	141		—	565	—	—	—	1,309	—	10,584	—		5,152	20,536
Decreases and reclassifications	(35)	(27,457)		(25)	(97)	—	—	—	(7)	(35)	(134)	—		(44)	(27,834	)(10)
Cost of Origin	48,047	1,604,868		280,451	16,162	34,990	124,381	7,972	24,717	40,998	24,168	—		31,637	2,238,391
Accumulated depreciation	22,114	1,231,930		152,295	10,579	—	—	—	20,707	25,697	12,508	—		22,458	1,498,288

Balance as of December 31, 2018	25,933	372,938	(1)	128,156	5,583	34,990	124,381	7,972 (2)	4,010	15,301	11,660	—		9,179	740,103

(1)	Includes 16,154, 10,003 and 9,147 of mineral property as of December 31, 2018, 2017 and 2016, respectively.
(2)

As of December 31, 2018, there are 58 exploratory wells in progress. During year ended on such date, 41 wells were drilled, 13 wells were charged to exploratory expense and 5 were transferred to prove properties which are included in the account Mineral property, wells and related equipment.

(3)	Includes 60, 7 and 2 of net book value charged to property, plant and equipment provisions for the years ended December 31, 2018, 2017 and 2016, respectively.
(4)

Includes (11,710), (4,913) and 2,243 corresponding to hydrocarbon wells abandonment costs and 5,521, 2,258 and 934 of depreciation recovery for the years ended December 31, 2018, 2017 and 2016, respectively.

(5)	Includes reductions for the deconsolidation of subsidiaries of 500, net.
(6)	Includes 6,772 and 1,790 of cost and accumulated depreciation, respectively, corresponding to the reclassification of assets of YPF EE as held for disposal. See Note 3.
(7)	Includes 1,470 and 1,092 of cost and accumulated depreciation, respectively, corresponding to additions for the acquisition of a participation in several areas.
(8)	Includes 2,327 corresponding to business combination. See Note 3.
(9)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(10)	Includes 31,800 and 28,673 of cost and accumulated depreciation, respectively, corresponding to the reclassification of certain areas that were reclassified as assets held for disposal. See Note 3.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

8. PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as a part of the cost of the assets. For the year ended December 31, 2018, 2017 and 2016, the rate of capitalization has been 10.50%, 11.63% and 13.03%, respectively, and the amount capitalized amounted to 660, 707 and 1,234, respectively, for the years mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Amount at beginning of year	1,652	1,380	762
Increase charged to profit/ (loss)	629	11	428
Decreases charged to profit/ (loss)	—	(45)	—
Amounts incurred due to utilization	(60)	(7)	(2)
Translation differences	1,666	248	192
Transfers and other movements	68	65	—

Amount at end of year	3,955	1,652	1,380

Set forth below is the evolution of the provision for impairment of property, plant and equipment for 2018, 2017 and 2016:

	2018	2017	2016
Amount at beginning of year	26,535	36,285	2,455
Increases charged to profit/ (loss)(1)	36,937	—	36,188
Decreases charged to profit/ (loss) (1)	(39,837)	(5,032)	(1,245)
Depreciation(2)	(10,208)	(9,955)	(2,877)
Translation differences	23,634	5,237	1,869
Deconsolidation of subsidiaries	—	—	(105)

Amount at end of year	37,061	26,535	36,285

(1)	See Note 2.c).
(2)	Included in “Depreciation of property, plant and equipment” in Note 21.

Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2018, 2017 and 2016:

	2018	2017	2016
Amount at beginning of year	1,236	1,475	1,777
Additions pending the determination of proved reserves	2,179	758	1,112
Decreases charged to exploration expenses	(382)	(591)	(700)
Decreases of assets held for disposal	—	—	(15)
Reclassifications to mineral property, wells and related equipment with proved reserves	(703)	(581)	(1,004)
Translation difference	1,737	175	305

Amount at end of year	4,067	1,236	1,475

The following table shows the cost for exploratory wells under assessment for a period greater than a year and the number of projects related as of December 31, 2018.

	Amount	Number of projects	Number of wells
Between 1 and 5 years	656	3	8
More than 5 years	375	1	1

Total	1,031	4	9

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2018, 2017 and 2016:

	2018	2017	2016
Amount of investments in associates	2,374	911	1,478
Amount of investments in joint ventures	30,324	5,146	4,022
Provision for impairment of investments in associates and joint ventures	(12)	(12)	(12)

	32,686	6,045	5,488

The main movements during the years ended December 31, 2018, 2017 and 2016, which affected the value of the aforementioned investments, correspond to:

	2018		2017	2016
Amount at the beginning of year	6,045		5,488	4,371
Acquisitions and contributions	280		910	448
Income on investments in associates and joint ventures	4,839		1,428	588
Translation differences	3,180		662	601
Distributed dividends	(583)		(328)	(520)
Interest maintained in YPF EE	17,285	(1)	—	—
Adjustment for inflation(2)	1,640		—	—
Reclassification of assets held for disposal	—		(2,117)	—
Other movements	—		2	—

Amount at the end of year	32,686		6,045	5,488

(1)	Corresponds to the fair value of the interest maintained in the investment in YPF EE following the loss of control. See Note 3.
(2)

Corresponds to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, which was charged to other comprehensive income, as detailed in Note 2.b.1.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the years ended December 31, 2018, 2017 and 2016. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2018	2017	2016	2018	2017	2016
Net income	1,025	543	225	3,814	885	363
Other comprehensive income	406	34	35	4,414	628	566

Comprehensive income for the year	1,431	577	260	8,228	1,513	929

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The management information corresponding to the assets and liabilities as of December 31, 2018 of YPF EE are detailed below:

December 31, 2018(1)
Noncurrent assets	35,682
Current assets	12,596

Total assets	48,278

Noncurrent liabilities	13,348
Current liabilities	9,776

Total liabilities	23,124

Total shareholders’ equity	25,154

Results as from loss of control date
Revenues	4,181
Costs	(1,655)

Gross profit	2,526

Operating profit	4,686
Income from equity interest in associates and joint ventures	673
Net financial results	280

Net profit before income tax	5,639

Income tax	(1,150)

Net profit	4,489

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE management information disclosed here.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

					Information of the issuer
	Description of the Securities						Last available financial statements
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock	Net profit / (loss)	Equity	Holding in Capital Stock
Subsidiaries:(7)
YPF International S.A.(6)	Common	Bs.	100	66,897	Investment	Calle La Plata 19, Santa Cruz de la Sierra, República de Bolivia	12-31-18	15	(2)	52	100.00%
YPF Holdings Inc.(6)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	12-31-18	30,475	(415)	(8,075)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	12-31-18	164	993	2,017	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-18	307	(373)	1,780	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	12-31-18	569	(6)	13,322	70.00%
YPF Chile S.A.(6)	Common		— —	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	12-31-18	1,717	(475)	2,171	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	12-31-18	459	(21)	1,485	51.00%
Compañía de Inversiones Mineras S.A.	Common		$1	236,474,420	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	12-31-18	236	(92)	312	100.00%
Bajo del Toro II S.R.L.	Quotas		$1	1,270,815,165	Exploration, discovery, exploitation, purchase, production, storage, transport, import, export and marketing of all types of liquid or gaseous hydrocarbons and exercise all acts that are not prohibited by law including but not limited to the execution of money loans as lender and/or borrower	Macacha Güemes 515, Buenos Aires, Argentina	12-31-18	1,271	152	2,131	100.00%

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	12-31-2018													12-31-2017
						Information of the issuer
	Description of the Securities							Last available financial statements
Name and Issuer	Class	Face Value	Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit / (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint Ventures:
YPF Energía Eléctrica S.A.(5) (6)	Common	$1	1,879,916,921	19,320	1,085	Exploration, mining and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	09-30-18	3,747	1,812	24,569	75.00%		—	(8)
Compañía Mega S.A.(5) (6)	Common	$1	244,246,140	3,405	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	12-31-18	643	953	8,718	38.00%		1,725
Profertil S.A.(6)	Common	$1	391,291,320	6,133	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	09-30-18	783	(542)	1,054	50.00%		2,862
Refinería del Norte S.A.	Common	$1	45,803,655	1,307	—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	09-30-18	92	(113)	968	50.00%		483

				30,165	1,085									5,070

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	710	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	09-30-18	110	561	1,044	37.00%		242
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	226	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	09-30-18	14	364	675	33.15%		103
Oiltanking Ebytem S.A.(6)	Common	$10	351,167	424	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina.	12-31-18	12	600	1,396	30.00%		211
Gasoducto del Pacífico (Argentina) S.A.	Preferred	$1	15,579,578	42	—	Gas transportation by pipeline	San Martín 323, P.13°, Buenos Aires, Argentina	12-31-17	156	116	445	10.00%		44
Central Dock Sud S.A.(6)	Common	$0.01	11,869,095,145	625	280	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	09-30-18	1,231	1,932	4,330	10.25	%(4)	—	(8)
Oleoducto Trasandino (Argentina) S.A.	Preferred	$1	12,135,167	60	—	Oil transportation by pipeline	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	09-30-18	34	98	223	36.00%		41
YPF Gas S.A.	Common	$1	59,821,434	258	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	09-30-18	176	134	951	33.99%		235
Other companies:
Other (3)	—	— —	—	188	208		—	—	—	—	—	—		111

				2,533	488									987

				32,698	1,573									6,057

(1)	Corresponds to cost and contributions, net of dividends collected and capital reductions.
(2)	Corresponds to holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(3)

Includes Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Transandino (Chile) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Petrofaro S.A. and Oleoducto Loma Campana-Lago Pellegrini.

(4)	Additionally, the Group has a 22.49% indirect holding in capital stock through YPF EE.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The U.S. dollar has been defined as the functional currency of this company.
(7)

Additionally, consolidates YPF Services USA Corp., YPF Brasil Comércio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A, Bajo de Toro I S.R.L. and YPF Ventures S.A.U.

(8)	The investments that YPF holds in CDS, IDS, YGEN I e YGEN II through its subsidiary YPF EE were reclassified to Assets held for disposal on December 31, 2017.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

10. INVENTORIES

	2018		2017		2016
Refined products	33,583		16,260		13,390
Crude oil and natural gas	14,571		8,474		6,551
Products in process	1,177		640		411
Raw materials, packaging materials and others	3,993		1,775		1,456

	53,324	(1)	27,149	(1)	21,808	(1)

(1)	As of December 31, 2018, 2017 and 2016, the cost of inventories does not exceed their net realizable value.

11. OTHER RECEIVABLES

	2018		2017		2016
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current
Trade	150	2,210	74	2,892	—		1,733
Tax credit, export rebates and production incentives	3,534	3,315	360	3,131	291		4,648
Loans to third parties and balances with related parties(1)	3,565	4,920	185	1,116	2,495	(3)	1,703
Collateral deposits	1	575	1	315	17		214
Prepaid expenses	240	2,207	180	934	159		702
Advances and loans to employees	25	572	17	412	12		335
Advances to suppliers and custom agents (2)	1	4,212	2	1,700	—		1,691
Receivables with partners in JO	2,644	2,379	743	1,165	816		1,361
Insurance receivables	—	758	—	206	—		—
Miscellaneous	32	770	31	870	134		1,111

	10,192	21,918	1,593	12,741	3,924		13,498
Provision for other doubtful receivables	(575)	(51)	(258)	(57)	(15)		(42)

	9,617	21,867	1,335	12,684	3,909		13,456

(1)	See Note 31 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.
(3)	Includes the loan granted to Pampa Energía S.A. See Note 3.

12. TRADE RECEIVABLES

	2018		2017		2016
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)(2)	23,508	75,422	2,210	41,972	87	34,729
Provision for doubtful trade receivables	—	(2,776)	—	(1,323)	—	(1,084)

	23,508	72,646	2,210	40,649	87	33,645

(1)	See Note 31 for information about related parties.
(2)	See Note 19 for information about credits for contracts included in trade receivables.

Changes in the provision for doubtful trade receivables

	2018	2017	2016
Balance at beginning of year	1,323	1,084	848

Modification of balance at beginning of the fiscal year (1)	425	—	—

Balance at beginning of the fiscal year	1,748	1,084	848

Increases charged to expenses	444	222	197
Decreases charged to income	(91)	(194)	(28)
Translation differences	607	92	67
Result from net monetary position(2)	92	—	—
Other movements	(24)	119	—

Balance at end of period	2,776	1,323	1,084

(1)	Corresponds to the change in the accounting policy described in detail in Note 2.b.26.
(2)	Includes adjustment for inflation of opening balances which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

13. CASH AND CASH EQUIVALENTS

	2018		2017	2016
Cash and banks	6,678		9,672	7,922
Short-term investments	31,558	(1)	15	27
Financial assets at fair value through profit or loss(2)	7,792		19,051	2,808

	46,028		28,738	10,757

(1)	Includes term deposits and other investments with the BNA for 5,084 as of December 31, 2018.
(2)	See Note 6.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

14. PROVISIONS

Changes in the Group’s provisions for the fiscal years ended December 31, 2018, 2017 and 2016 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Provision for pensions		Total
	Noncurrent		Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current	Noncurrent	Current
Amount as of December 31, 2015	10,375		149	1,620	1,400	27,380		429	248	31	39,623	2,009

Increases charged to expenses	1,579		335	962	32	3,023		—	97	—	5,661	367
Decreases charged to income	(158)		(258)	—	—	(10)		(77)	(1)	—	(169)	(335)
Amounts incurred due to payments/utilization	9		(239)	—	(869)	(48)		(584)	—	(13)	(39)	(1,705)
Net exchange and translation differences	1,221		7	159	52	6,245		94	26	3	7,651	156
Deconsolidation of subsidiaries	(2,213)		(11)	(1,351)	(607)	(515)		—	(357)	(34)	(4,436)	(652)
Reclassifications and other movements	(1,608	)(2)	586	(860)	860	1,548	(1)	695 (1)	(13)	13	(933)	2,154

Amount as of December 31, 2016	9,205		569	530	868	37,623		557	—	—	47,358	1,994

Increases charged to expenses	2,394		83	1,483	—	2,946		—	—	—	6,823	83
Decreases charged to income	(1,570)		(410)	(6)	—	8		2	—	—	(1,568)	(408)
Amounts incurred due to payments/utilization	(25)		(187)	—	(661)	—		(515)	—	—	(25)	(1,363)
Net exchange and translation differences	1,483		75	—	—	6,874		121	—	—	8,357	196
Reclassifications and other movements	180	(3)	558	(811)	811	(5,580	)(1)	571 (1)	—	—	(6,211)	1,940

Amount as of December 31, 2017	11,667		688	1,196	1,018	41,871		736	—	—	54,734	2,442

Increases charged to expenses	3,320		357	3,021	—	3,785		—	—	—	10,126	357
Decreases charged to income	(371)		(266)	—	—	(14,250)		—	—	—	(14,621)	(266)
Amounts incurred due to payments/utilization	(76)		(129)	—	(933)	—		(1,514)	—	—	(76)	(2,576)
Net exchange and translation differences	6,826		471	495	80	43,674		758	—	—	50,995	1,309
Increases due to business combination(4)	—		—	465	—	—		—	—	—	465	—
Result from net monetary position(5)	(204)		66	—	—	—		—	—	—	(204)	66
Reclassifications and other movements	73		(64)	(1,457)	1,457	(16,647	)(1)	1,804 (1)	—	—	(18,031)	3,197

Amount as of December 31, 2018	21,235		1,123	3,720	1,622	58,433		1,784	—	—	83,388	4,529

(1)

Includes (11,710), (4,913) and 2,243 corresponding to the annual recalculation of abandonment of hydrocarbon wells cost for the years ended December 31, 2018, 2017 and 2016, respectively; (3,133) and (96) corresponding to liabilities reclassified as Liabilities associated to assets held for disposal as of December 31, 2018 and 2017, respectively.

(2)

Includes (950) corresponding to resolutions for contractual claims that were reclassified to Other liabilities (see Note 14.a.2); and (75) corresponding to tax claims that were reclassified as Tax Charges.

(3)	Includes (2,098) corresponding to resolutions for contractual claims that were reclassified to Other liabilities (see Note 14.a.2); and 2,932 of reclassifications of Other liabilities (see Note 27).
(4)	See Note 3.
(5)	Includes adjustment for inflation of opening balances which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

14. PROVISIONS (Cont.)

The Group is part to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, judgments, fines or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our legal advisors and in accordance with applicable accounting standards, certain loss contingencies are subject to change as new information develops and results of the presented evidence are obtained, among other factors. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

Additionally, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may impose, among other things, liability on companies for the cost of pollution cleanup and environmental damages resulting from operations. Management believes that the Group’s operations are in substantial compliance with laws and regulations currently in force relating to the protection of the environment as such laws have historically been interpreted and enforced.

However, the Group is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Group operates in Argentina, in order to establish their status, causes and necessary remediation and, based on the aging of the environmental issue, to analyze the possible responsibility of the Argentine Government, in accordance with the contingencies assumed by the Argentine Government for which YPF has the right of indemnity for liabilities existing as of December 31, 1990. Until these studies are completed and evaluated, the Group cannot estimate what additional costs, if any, will be required. However, it is possible that other work, including provisional remedial measures, may be required.

14.a) Provision for lawsuits and contingencies

The Group has accrued pending lawsuits, claims and contingencies, which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies accrued are described in the following paragraphs.

14.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990

Under YPF’s Privatization Law, the Argentine Government took over certain obligations of the predecessor company as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to make advance payments established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

14.a.2) Claims arising from restrictions in the natural gas market

•	DOP Claims

Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of useful cutbacks of natural gas exports and their associated transportation services. Such program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas exports through the Permanent Additional Injection mechanism created by this resolution. Through the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain consumers in the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, which is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms established by the Resolutions No. 659/2004 and 752/2005 have been adapted by Secretariat of Energy Resolution No. 599/2007, which modifies the conditions for the imposition of the requirements, depending on whether the producers have signed the proposed agreement, ratified by such resolution, between the Secretariat of Energy and the producers.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

14. PROVISIONS (Cont.)

Resolution No. 1410/2010 of the ENARGAS also approved the “Procedure for Applications, Confirmations and Gas Control” which sets new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations on natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Export Administration”). On January 5, 2012, the Official Gazette published Secretariat of Energy Resolution No. 172, which temporarily extends the rules and criteria established by Resolution No. 599/07, until new legislation replaces the resolution previously mentioned. This resolution was appealed on February 17, 2012 by filing a motion for reconsideration with the Secretariat of Energy.

Because of the resolutions mentioned before, in several occasions since 2004, YPF was forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken firm commitments to deliver natural gas.

YPF has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, established by Secretariat of Energy Resolutions No. 599/2007 and 172/2011 and ENARGAS Resolution No. 1410/2010, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that the Export Administration constitute a fortuitous case or force majeure event (act of authority) that releases YPF from any liability and/or penalty for the failure to deliver the contractual volumes. These clients have rejected the force majeure argument invoked by YPF, and some of them have demanded the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserved their rights to future claims in such respect. On December 9, 2015, the ENARGAS rejected YPF’s challenge to Resolution No. 1410/2010. YPF did not appeal the ENARGAS resolution that dismissed the presented challenge. On June 29, 2018 ENARGAS Resolution No. 124/2018 was published, approving the restated text of the internal regulations of dispatch centers applicable as from June 30, 2018 and derogates ENARGAS Resolution No. 1410/10.

Costs from contractual penalties arising from the failure to deliver natural gas until December 31, 2018, have been charged to provision to the extent that such costs are probable and can be reasonably estimated.

•	AES Uruguaiana Emprendimentos S.A. (“AESU”) and Transportadora de Gas del Mercosur S.A. (“TGM”)

On June 25, 2008, AESU claimed damages in a total amount of US$ 28.1 million for natural gas “deliver or pay” penalties for cutbacks accumulated from September 16, 2007 until June 25, 2008, and also claimed an additional amount of US$ 2.7 million for natural gas “deliver or pay” penalties for cutbacks accumulated from January 18, 2006 until December 1, 2006. YPF has rejected both claims. On September 15, 2008, AESU notified YPF that it would no longer be complying with its obligations, alleging late payments and non-compliance by YPF. YPF rejected the arguments of this notification. On December 4, 2008, YPF notified AESU that, having ceased the force majeure conditions pursuant to the contract in force; it would suspend its delivery commitments, due to repeated breaches of AESU obligations. AESU has rejected this notification. On December 30, 2008, AESU rejected YPF’s right to suspend its natural gas deliveries. On March 20, 2009, AESU formally notified YPF of the termination of the contract. On April 6, 2009, YPF promoted an arbitration process at the International Chamber of Commerce (“ICC”) against AESU, Companhía do Gas do Estado do Río Grande do Sul (“SULGAS”) and Transportadora de Gas del Mercosur S.A. (“TGM”). On the same date, YPF was notified by the ICC of an arbitration process initiated by AESU and SULGAS against YPF in which they claimed, among other matters considered inadmissible by YPF, consequential loss, AESU’s plant dismantling costs and the payment of DOP penalties mentioned above, all of which totaled approximately US$ 1,052 million.

Additionally, YPF was notified of the arbitration process brought by TGM at the ICC, claiming from YPF the payment of approximately US$ 10 million plus interest up to the date of effective payment, in connection with the payment of invoices related to the Transportation Gas Contract entered into in September 1998 between YPF and TGM, associated with the aforementioned exportation of natural gas contract signed with AESU.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

14. PROVISIONS (Cont.)

On April 8, 2009, YPF requested that this claim be rejected and counterclaimed for the termination of the natural gas transportation contract based on its termination rights upon the termination by AESU and SULGAS of the related natural gas export contract. In turn, YPF initiated an arbitration process at the ICC against TGM, among others. YPF received the reply to the complaint from TGM, which requested the full rejection of YPF’s claims and filed a counterclaim against YPF asking the Arbitration Tribunal to require YPF to compensate TGM for all present and future damages suffered by TGM due to the termination of the Transportation Gas Contract and the Memorandum of Agreement dated on October 2, 1998, through which YPF undertook to pay irrevocable non-capital contributions to TGM in return for the Uruguayana Project pipeline expansion, and to require AESU and SULGAS (in the case the Arbitration Tribunal finds that the termination of the Gas Contract occurred due to the failure of AESU or SULGAS) to indemnify all damages caused by such termination to TGM jointly and severally. Additionally, on July 10, 2009, TGM increased the amount of its claim to US$ 17 million and claimed an additional amount of approximately US$ 366 million for loss of profits, which were considered inadmissible with respect to YPF, based on the foregoing the amendment to the complaint was answered rejecting the grounds alleged by TGM.

On April 6, 2011, the Arbitration Tribunal appointed in the “YPF vs. AESU” arbitration decided to sustain YPF’s motion, and determined the consolidation of all the related arbitrations (“AESU vs. YPF”, “TGM vs. YPF” and “YPF vs. AESU”) in the “YPF vs. AESU” arbitration. Consequently, AESU and TGM desisted from and abandoned their respective arbitrations, and all the matters claimed in the three proceedings are to be resolved in the “YPF vs. AESU” arbitration.

On January 10, 2014, YPF was served with the complaint for damages filed by AESU with the Arbitration Tribunal claiming a total amount of US$ 815.5 million and also with the complaint for damages filed by TGM with the Arbitration Tribunal claiming a total amount of US$ 362.6 million, which were rejected by YPF.

As a result of the legal and commercial complexities of the dispute between YPF, AESU and SULGAS, as well as the existence of litigation rights in different jurisdictions around the world (including the Republic of Argentina, the Republic of Uruguay and the United States of America), on December 30, 2016, these companies executed an agreement under which YPF undertook to pay a total of US$ 60 million for which, without admitting facts or rights, they waived all claims that as of the date they had or could reciprocally have, with the exception, in the case of YPF, of the nullity remedies filed against the arbitral awards that remain in effect. The payment was made on January 10, 2017.

Moreover, on December 4, 2017, YPF entered into a settlement agreement with TGM terminating all existing claims between the parties, under which YPF agreed to pay TGM the sum of US$ 114 million in compensation as total and final payment of all the arbitration and legal actions of TGM (US$ 107 million in an initial payment on January 2, 2018 and the balance of US$ 7 million in 7 annual installments of US$ 1 million each, the first one maturing on February 1, 2018 and the rest on the same date of the following years). In addition, YPF committed to pay TGM the sum of US$ 13 million (in 7 annual installments of US$ 1.86 million each, with the same maturity date as the compensation balance) as payment on account of an interruptible exportation transport contract to be entered into by the parties and effective until 2027. This settlement agreement implied the withdrawal of the proceedings brought by YPF to obtain the declaration of the annulment of the Final Award of Damages and of the resources filed by TGM to obtain the revocation of the ruling of Division IV of the Federal Contentious Administrative Court of Appeals, which ordered the annulment of the Responsibility Award. Both the initial payment for US$ 107 million and the first installments for US$ 1 million and US$ 1.86 million were made on the stipulated dates.

•	Transportadora de Gas del Norte S.A. (“TGN”)

On April 8, 2009, YPF filed a complaint against TGN with ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with the natural gas export contract entered into with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility of YPF to receive the service and of TGN to render the transportation service, due to (i) the termination of the natural gas contract with SULGAS and AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility of TGN to render the transportation service on a firm basis because of certain changes in law in effect since 2004, and (c) the “Teoría de la Imprevisión” available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome. As of the date of these financial statements, this complaint has not been resolved.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

14. PROVISIONS (Cont.)

In the complaint, TGN claimed the compliance with the contract and payment of unpaid invoices from February 20, 2007 until March 20, 2009 for a total of US$ 30 million. TGN then amended the complained and claimed the payment of unpaid invoices (i) from April 20, 2009 until June 20, 2010 for a total of US$ 31 million, (ii) from July 20, 2010 until November 20, 2010 for a total of US$ 10 million, and (iii) from December 6, 2010 until January 4, 2011 for a total of US$ 3 million.

Additionally, TGN notified YPF of the rescission of its transportation contract because of YPF’s alleged failure to pay its transportation invoices. YPF has responded to these claims, rejecting them based on the legal impossibility of TGN to render the transportation service and in the termination of the transportation contract determined by YPF and formalized with a complaint initiated before ENARGAS.

On the trial for the collection of bills, on September 2011, YPF was notified of the resolution of the Court of Appeals rejecting YPF’s claims and declaring that ENARGAS is not the appropriate forum to decide on the matter and giving jurisdiction to the Civil and Commercial Federal courts to decide on the claim for the payment of unpaid invoices mentioned above.

On September 21, 2016, evidence was submitted and the case was opened. Upon the expiration of the trial period and the submission of the final arguments, the case was set for rendering judgment.

On April 3, 2013, YPF was notified of the complaint for damages brought by TGN, whereby TGN demanded the amount of US$ 142 million from YPF, plus interest and legal fees for the termination of the transportation contract. On May 31, 2013, YPF responded to the claim, requesting the dismissal thereof. On April 3, 2014, the evidence production period commenced for a 40-day lapse, and the court notified the parties that they would submit a copy of evidence offered by them to create an exhibit binder. YPF submitted its plea on June 21, 2017, after the closing of the evidentiary period.

After both parties’ pleas were submitted, the Lower Court decided it would defer its final judgment until after deciding on the claim brought by TGN to litigate in forma pauperis. TGN appealed through separate complaints, which were dismissed by the Court of Appeals in November 2017. On June 21, 2018, TGN filed for a withdrawal to the waiver it obtained in respect of payment of Court fees and costs, based on the improvement in its financial situation during 2018, and paid the Court fees. The Court requested TGN to express the taxable basis on which payment of the Court fees was assessed and ordered to notify YPF of this waiver. YPF opposed TGN’s request that each party bears its own legal costs and on November 28, 2018 the court decided to dismiss the request for the benefit of litigation without costs and charged TGN with legal costs. TGN appealed such court decision, which as of the date of issuance of these financial statements is still pending determination. Without prejudice to this, the main file went on to dictate sentence.

•	Nación Fideicomisos S.A. (“NAFISA”)

NAFISA initiated a claim against YPF in relation to payments of applicable fees to Fideicomiso Gas I and Fideicomiso Gas II, respectively, for natural gas transportation services to Uruguaiana corresponding to the transportation invoices claimed by TGN. A mediation hearing finished without resulting in an agreement, concluding the pre-trial stage. Additionally, on January 12, 2012 and following a mediation process that ended without any agreement, NAFISA filed a complaint against YPF, under article 66 of Law No. 24,076, before ENARGAS, claiming the payment of certain transportation charges in an approximate amount of 339. On February 8, 2012, YPF answered the claim raising ENARGAS’ lack of jurisdiction, referring to the connection with the “TGN vs. YPF” trial, the consolidation in the “TGN vs. YPF” trial and rejecting the claim based on the theory of legal impossibility of TGN to provide the transportation services. On the same date, a similar order of consolidation was also submitted in the “TGN vs. YPF” trial. On April 12, 2012, ENARGAS resolved in favor of NAFISA. On May 12, 2012, YPF filed an appeal against such resolution to the National Court of Appeals in the Federal Contentious Administrative. On November 11, 2013, the court dismissed the direct appeal filed by YPF. In turn, on November 19, 2013, YPF submitted an ordinary appeal before the CSJN and on November 27, an extraordinary appeal was lodged before the CSJN. The ordinary appeal was granted and YPF timely filed the grounds of such appeal. On September 29, 2015, the CSJN upheld YPF’s appeal and reversed the resolution issued by the Federal Contentious Administrative Court – Division IV – because ENARGAS lacks legal capacity to participate in these proceedings, as the parties are not subject to the Gas Law. The administrative instance for this case has been concluded, following the exhaustion of the administrative proceedings before ENARGAS. NAFISA has failed to file a complaint in court to date.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

14. PROVISIONS (Cont.)

14.a.3) Claims within the jurisdiction of the National Antitrust Protection Board CNDC

The Users and Consumers Association claimed (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers between 1993 and 1997 and 1997 to 2001. In the response to the claim, YPF requested the application of the statute of limitations since at the date of the extension of the claim, the two-year limit had already elapsed.

On December 28, 2015, the lower court rendered judgment admitting the claim seeking compensation for the term between 1993 and 1997 filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the expert witness in the settlement period) to the Secretariat of Energy, to be allocated to the trust fund created by Law No. 26,020.

The judgment dismissed the claim for the items corresponding to the period between 1997 and 2001, considering the dominant position of YPF in the domestic bulk LPG market had not been sufficiently proved. The Company appealed the decision of the lower court.

Furthermore, the judgment dismissed the complaint against Repsol S.A., as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, the period in which the plaintiffs claim YPF abused its dominant position.

The Company appealed the judgment, which was admitted with staying effect. The Users and Consumers Association also appealed the judgment and both parties filed their respective appellate briefs.

On December 7, 2017, the Company was served with notice of the judgment of the Court of Appeals whereby: (i) confirming the claims for compensation for the 1993 to 1997 period; (ii) extending the claim of Users and Consumers Association for the period 1997 to December 1999 for the item “equity transfer of consumers to producers for the higher cost of liquefied petroleum gas”, postponing the liquidation of the item for the execution stage of the judgment (the Court of Appeals did not set this amount); and (iii) partially granting the appeal filed by the defendant with respect to the item “damage caused by lower or different energy consumption due to the higher cost of Liquefied Petroleum Gas”. The Company has analyzed the economic impact of the judgment of the Court of Appeals, which by extending the item of paragraph (i) above for the period 1997-1999, would increase the duly estimated amount. It should be noted that the ruling confirmed by the Court of Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the National Secretariat of Energy for the funds to be allocated to a trust fund created by Law No. 26,020, for purposes of the expansion of the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within six months from the settlement of the judgment amount, must present the corresponding feasibility studies (Dec. 470/15) together with a work plan, which must begin within six months from the presentation of the feasibility studies. Finally, the Company has filed an extraordinary appeal against the judgment of the Court of Appeals, which has been sustained and the court file has been submitted to the CSJN.

14.a.4) Environmental claims:

•	La Plata

In relation with the operation of the refinery that YPF has in La Plata, there are certain claims for compensation of individual damages purportedly caused by the operation of the La Plata refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, YPF submitted a presentation before the Environmental Secretariat of the Province of Buenos Aires, which put forward for consideration the performance of a study for the characterization of environmental associated risks. As previously mentioned, YPF has the right to indemnity for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata refinery.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

14. PROVISIONS (Cont.)

On January 25, 2011, YPF entered into an agreement with the environmental agency of the Government of the Province of Buenos Aires (Organismo Provincial para el Desarrollo Sostenible, or “OPDS”), within the scope of the Remediation, Liability and Environmental Risk Control Program, created by Resolution No. 88/2010 of the OPDS. Pursuant to the agreement, the parties agreed to jointly perform an eight-year work program in the channels adjacent to the La Plata refinery, including characterization and risk assessment studies of the sediments. The agreement provides that, in the case that a required remediation action is identified because of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for the implementation. Dating studies will also be performed pursuant to the agreement, in order to determine responsibilities of the Argentine Government in accordance with its obligation to hold YPF harmless in accordance with the article 9 of Law No. 24,145 of the Privatization of YPF. In this context, YPF, with the agreement of OPDS, has carried out several studies and characterizations through specialized consultants whose progress has been notified to the provincial body.

In addition to the above, there are other similar claims made by neighbors of the same locale, alleging environmental and other associated damages.

•	Quilmes

The plaintiffs who allege to be residents of Quilmes, Province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment as compensation for alleged personal damages. They base their claim mainly on a fuel leak in the pipeline running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an unlawful act that caused the rupture of the polyduct, when YPF was a state-owned company. Fuel would have emerged and become perceptible on November 2002, which resulted in remediation works that are being performed by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires. The Argentine Government has denied any responsibility to indemnify YPF for this matter, and the Company has sued the Argentine Government to obtain a declaration of invalidity of such decision. The suit is still pending.

In addition to the above, YPF was notified of a similar environmental claim made by residents of the same locale, for damages. Such complaint has been answered in due course. At present, the case is undergoing the evidentiary stage.

•	Other environmental claims

In addition to claims discussed above, the Group has other legal claims against it based on similar arguments. In addition, non-judicial claims have been initiated against YPF based on similar arguments. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence presented during the continuation of the litigation, the Group has charged to provision its best estimate for the objective value of the claims.

14.a.5) Tax claims

The Group has received a number of complaints from the Federal Administration of Public Income AFIP and the provincial and municipal tax authorities that are not individually significant, and for which the corresponding provision has been granted, based on the best estimate according to the information available as of the date of the issuance of these consolidated financial statements.

14.a.6) Other pending litigation

During the normal course of its business dealings, the Group has been sued in numerous legal proceedings in labor, civil and commercial courts. The management of the Company, in consultation with its outside counsel, has established a provision considering the best estimate for these purposes, based on the information available as of the date of issuance of these consolidated financial statements, including legal fees and expenses.

14.b) Provision for environmental expenses and obligations for the abandonment of hydrocarbon wells

Based on the Group’s current remediation plan, the Group has accrued environmental remediation costs where assessments and/or remedy actions are probable and can reasonably be estimated.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

15. INCOME TAX

The calculation of the income tax expense accrued for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Current income tax	(943)	(605)	(734)
Deferred income tax	(50,595)	4,574	2,159

	(51,538)	3,969	1,425

The reconciliation between the charge to net income for income tax for the years ended December 31, 2018, 2017 and 2016 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each year is as follows:

	2018	2017	2016
Net income before income tax	90,144	8,703	(29,804)
Statutory tax rate	30%	35%	35%

Statutory tax rate applied to net income before income tax	(27,043)	(3,046)	10,431
Effect of the valuation of property, plant and equipment and intangible assets measured in functional currency	(100,760)	(18,185)	(19,543)
Exchange differences	67,767	12,318	12,237
Effect of the valuation of inventories	(8,666)	(1,558)	(1,819)
Income on investments in associates and joint ventures	1,452	500	206
Effect of tax rate change(1)	12,795	13,892	—
Result of companies’ revaluation	3,594	—	—
Miscellaneous	(677)	48	(87)

Income tax	(51,538)	3,969	1,425

(1)	Contemplates the recovery of the deferred income tax decrease. See Notes 2.b.15 and 30.j.

Breakdown of deferred tax as of December 31, 2018, 2017 and 2016 is as follows:

	2018		2017	2016
Deferred tax assets
Provisions and other non-deductible liabilities	2,920		1,861	3,607
Tax losses carryforward and other tax credits	21,575		6,484	3,837
Miscellaneous	270		99	82

Total deferred tax assets	24,765		8,444	7,526

Deferred tax liabilities
Property, plant and equipment	(113,821)		(43,931)	(45,579)
Miscellaneous	(1,768)		(1,570)	(3,848)

Total deferred tax liabilities	(115,589)		(45,501)	(49,427)

Total Net deferred tax	(90,824	)(1)(2)	(37,057)	(41,901)

(1)

Includes 127 as a result of the implementation of the impairment method in the calculation of the impairment of financial assets pursuant to IFRS 9, having an impact in “Retained earnings”. See Note 2.b.26.

(2)	Includes (3,432) corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency with effect in other comprehensive income.

For fiscal year ended December 31, 2018, the Group estimated a tax loss carryforward of 57,267. Deferred income tax assets are recognized for tax loss carryforwards to the extent their setoff through future taxable profits is probable. Tax loss carryforwards in Argentina expire within 5 years.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon the level of historical taxable income and projections for future over the years in which the deferred income tax are deductible, Management of the Company believes that as of December 31, 2018 it is probable that the Group will realize all of the deferred income tax assets.

As of December 31, 2018, Group’s tax loss carryforwards at the expected recovery rate were as follows:

Date of generation	Date of expiration	Jurisdiction	Amount
2014	2019	Argentina	300
2015	2020	Argentina	2,700
2016	2021	Argentina	796
2017	2022	Argentina	3,418
2018	2023	Argentina	14,361

			21,575

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

15. INCOME TAX (Cont.)

As of December 31, 2018 and 2017, there are no recorded significant deferred tax assets. As of December 31, 2016, the Group did not record 1,138, corresponding to tax loss carry forwards from subsidiaries, 1,090 of which matured from 2017 onwards and 48 of which had indeterminate maturity.

As of December 31, 2018, 2017, and 2016, the Group has classified as deferred tax assets for 301, 588, and 564, respectively, and as deferred tax liability 91,125, 37,645, and 42,465, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.

As of December 31, 2018, 2017, and 2016, the causes that generate charges to other comprehensive income, did not create temporary differences for income tax.

16. LOANS

					2018			2017			2016
	Interest rate(1)			Maturity	Noncurrent	Current		Noncurrent	Current		Noncurrent	Current
Pesos
Negotiable obligations(7)	16.50%	—	57.81%	2019-2024	26,118	6,999		29,640	5,753		29,194	4,400
Loans(3)	37.88%	—	54.28%	2019-2020	40	789		728	2,794		2,416	1,459
Account overdraft	—		—	—	—	—		—	10		—	4,037	(5)

					26,158	7,788		30,368	8,557		31,610	9,896

Currencies other than the Peso
Negotiable obligations(2)(4)(6)	3.50%	—	10.00%	2019-2047	219,510	17,417		114,686	15,075		86,116	4,360
Export pre-financing	2.00%	—	6.75%	2019	—	20,724	(8)	383	6,521	(8)	1,908	6,491
Imports financing	3.79%	—	6.56%	2019-2020	968	13,176		—	4,595		—	2,439
Loans(6)	4.20%	—	6.70%	2019-2024	23,616	5,721		6,290	4,588		7,934	3,591

					244,094	57,038		121,359	30,779		95,958	16,881

					270,252	64,826		151,727	39,336		127,568	26,777

(1)	Annual interest rate as of December 31, 2018.
(2)	Disclosed net of 410, 309 and 672 corresponding to YPF’s own negotiable obligations repurchased through open market transactions, as of December 31, 2018, 2017, and 2016, respectively.
(3)

Includes loans granted by BNA. As of December 31, 2018, it includes 500, which accrues variable interest at a BADLAR plus a margin of 3.5 points. As of December 31, 2017, it incudes 2,500, 1,500 of which accrues variable interest at a BADLAR plus a margin of 3.5 points and 1,000 at a fixed rate of 20%. As of December 31, 2016, it includes 2,105; 105 of which accrues interest at a BADLAR variable rate plus a spread of 4 percentage points and 2,000 of which accrues interest at a BADLAR variable rate plus a spread of 3.5 percentage points. See Note 31.

(4)

Includes 2,634, 1,528 and 3,253 as of December 31, 2018, 2017, and 2016, respectively, of nominal value of negotiable obligations that will be paid in Pesos at the applicable exchange rate in accordance with the terms of the series issued.

(5)	Includes 1,440 corresponding to overdrafts granted by BNA as of December 31, 2016. See Note 31.
(6)	Includes 492 and 4,960 corresponding to financial loans and NO secured by cash flows as of December 31, 2017, and 2016, respectively.
(7)

Includes 15,850, 15,850 and 11,248 as of December 31, 2018, 2017 and 2016, respectively, of nominal value of NO that will be canceled in U.S. dollars at the applicable exchange rate according to the conditions of the issued series.

(8)

Includes pre-financing of exports granted by BNA. As of December 31 2018, it includes 5,264, 3,008 of which accrue a 2% fixed interest rate and 2,256 a 6.5% fixed interest rated. As of December 31, 2017, it includes 1,116 accruing a 2% fixed interest rate.

The breakdown of the Group’s borrowings as of the year ended on December 31, 2018, 2017 and 2016 is as follows:

	2018	2017		2016
Balance at beginning of the year	191,063	154,345		105,751
Proceed from loans	39,673	54,719		101,322
Payments of loans	(55,734)	(36,346)		(73,286)
Payments of interest	(26,275)	(17,912)		(16,330)
Accrued interest(1)	27,998	17,995		16,623
Net exchange differences and translation	160,016	21,465		20,265
Result from net monetary position(2)	(1,663)	—		—
Reclassifications and other movements	—	(3,203	)(3)	—

Balance at the end of the year	335,078	191,063		154,345

(1)	Includes capitalized financial costs. See Note 8.
(2)	Includes adjustment for inflation of opening balances which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.
(3)	Includes 3,130 of loans reclassified to the item “Liabilities associated with assets held for disposal”. See Note 3.

On April 28, 2017, the General and Extraordinary Shareholders’ Meeting approved an extension in the effective term of the Global Medium Term Notes Program of the Company for a term of 5 years.

The maximum nominal amount at any time outstanding of the Program of US$ 10,000 million or its equivalent in other currencies.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

16. LOANS (Cont.)

Details regarding the NO of the Group are as follows:

									2018		2017		2016
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
YPF
—	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	557	9	276	5	63	4
November and December	2012		$2,110	(2) (4) (6) (7)	Class XI	—	—	—	—	—	—	—	—	260
December and March	2012/3		$2,828	(2) (4) (6) (7)	Class XIII	—	—	—	—	—	—	1,427	1,414	1,439
April	2013		$2,250	(2) (4) (6) (7)	Class XVII	BADLAR plus 2.25%	52.75%	2020	1,125	1,330	2,250	96	2,250	101
April	2013	US$	89	(2) (5) (6)	Class XIX	—	—	—	—	—	—	—	—	1,413
June	2013		$1,265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	50.70%	2020	633	657	1,265	12	1,265	12
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	456	461	451	230	576	197
October	2013	US$	150	(2) (6)	Class XXIV	—	—	—	—	—	—	498	419	570
December, April, February and December	2013/4/5	US$	862	(2) (6)	Class XXVI	—	—	—	—	—	—	8,422	13,410	40
April, February and October	2014/5/6	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	57,233	1,210	28,311	599	24,111	509
March	2014		$500	(2) (6) (7)	Class XXIX	BADLAR	48.99%	2020	200	162	350	158	500	8
June	2014	US$	66	(2) (5) (6)	Class XXXIII	—	—	—	—	—	—	—	—	350
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.1%	48.97%	2024	833	299	1,000	54	1,000	76
September	2014		$750	(2) (4) (6)	Class XXXV	BADLAR plus 3.5%	52.37%	2019	—	571	500	298	750	64
February	2015		$950	(2) (6) (7)	Class XXXVI	BADLAR plus 4.74%	49.92%	2020	950	187	950	92	950	126
February	2015		$250	(2) (6)	Class XXXVII	—	—	—	—	—	—	—	—	260
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	54.72%	2020	312	390	626	362	935	69
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	56,062	2,025	27,731	1,002	23,617	853
July	2015		$500	(2) (6)	Class XL	—	—	—	—	—	—	—	—	529
September	2015		$1,900	(2) (6) (7)	Class XLI	BADLAR	48.87%	2020	633	801	1,267	736	1,900	145
September and December	2015		$1,697	(2) (4) (6)	Class XLII	BADLAR plus 4%	52.87%	2020	1,697	243	1,697	110	1,697	148
October	2015		$2,000	(2) (6) (7)	Class XLIII	BADLAR	50.48%	2023	2,000	196	2,000	80	2,000	106
December	2015		$1,400	(2) (6)	Class XLIV	—	—	—	—	—	—	1,422	1,400	23
March	2016		$150	(2) (6)	Class XLV	—	—	—	—	—	—	—	—	153
March	2016		$1,350	(2) (4) (6)	Class XLVI	BADLAR plus 6%	53.09%	2021	1,350	234	1,350	114	1,350	152
March	2016	US$	1,000	(2) (6)	Class XLVII	Fixed	8.50%	2021	37,600	870	18,599	430	15,840	367
April	2016	US$	46	(2) (5) (6)	Class XLVIII	Fixed	8.25%	2020	1,723	29	852	14	726	12
April	2016		$535	(2) (6)	Class XLIX	BADLAR plus 6%	56.42%	2020	535	62	535	31	535	33
July	2016		$11,248	(2) (6) (8)	Class L	BADLAR plus 4%	47.84%	2020	11,248	1,238	11,248	651	11,248	696
September	2016	CHF	300	(2) (6)	Class LI	Fixed	3.75%	2019	—	11,563	5,731	54	4,673	45
May	2017		$4,602	(2) (6) (8)	Class LII	Fixed	16.50%	2022	4,602	110	4,602	110	—	—
July and December	2017	US$	1,000	(2) (6)	Class LIII	Fixed	6.95%	2027	38,024	1,180	18,889	445	—	—
December	2017	US$	750	(2) (6)	Class LIV	Fixed	7.00%	2047	27,855	70	13,846	44	—	—
Metrogas
January	2013	US$	177		Series A-L	—	—	—	—	—	—	3,076	2,461	—
January	2013	US$	18		Series A-U	—	—	—	—	—	—	256	220	—
December	2018		$513		Class II	BADLAR plus 10%	57.81%	2019	—	519	—	—	—	—

									245,628	24,416	144,326	20,828	115,310	8,760

(1)	Corresponds to the 1997 M.T.N. Program for US$1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Interest rate as of December 31, 2018.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these Negotiable Obligations is the Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

17. OTHER LIABILITIES

	2018		2017		2016
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Liabilities for contractual claims(1)	175	41	90	2,008	—	950
Extension of concessions	348	436	179	342	336	508
Maxus Entities’ agreements(2)	—	—	—	—	—	2,932
Miscellaneous	26	245	8	33	—	—

	549	722	277	2,383	336	4,390

(1)	See Note 14.
(2)	See Note 27.

18. ACCOUNTS PAYABLE

	2018		2017		2016
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current
Trade payable and related parties(1)	2,227	81,450	168	44,520	2,145	(2)	40,667	(2)
Guarantee deposits	19	492	17	441	13		482
Payables with partners of JO	1,127	324	—	122	—		9
Miscellaneous	—	1,959	—	828	29		423

	3,373	84,225	185	45,911	2,187		41,581

(1)	For more information about related parties, see Note 31.
(2)	Includes debt with Petrobras Energía Argentina S.A. See Note 3.

19. REVENUES

	2018	2017	2016
Sales of goods and services	435,558	243,230	194,782
Government incentives(1)	14,469	18,552	22,640
Turnover tax	(14,207)	(8,969)	(7,322)

	435,820	252,813	210,100

(1)	See Note 31.

The Group’s transactions and the main revenues are described in Note 5. The Group’s revenues are derived from contracts with customers, except for Government incentives.

The nature and effect of the initial implementation of IFRS 15 on the Group’s consolidated financial statements are described in Note 2.b.26.

•	Breakdown of revenues

o Type of good or service

	2018
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas oil	—	132,073	—	—	132,073
Gasolines	—	97,093	—	—	97,093
Natural Gas(1)	—	1,000	79,433	—	80,433
Crude Oil	—	3,477	—	—	3,477
Jet fuel	—	25,999	—	—	25,999
Lubricants and by-products	—	8,928	—	—	8,928
Liquefied Petroleum Gas	—	12,542	—	—	12,542
Fuel oil	—	3,354	—	—	3,354
Petrochemicals	—	16,239	—	—	16,239
Fertilizers	—	4,231	—	—	4,231
Flours, oils and grains	—	7,917	—	—	7,917
Asphalts	—	4,129	—	—	4,129
Goods for resale at gas stations	—	3,381	—	—	3,381
Income from services	—	—	—	1,344	1,344
Income from construction contracts	—	—	—	5,551	5,551
Virgin naphtha	—	3,999	—	—	3,999
Petroleum coke	—	6,139	—	—	6,139
LNG Regasification	—	—	3,359	—	3,359
Other goods and services	3,181	6,068	4,091	2,030	15,370

	3,181	336,569	86,883	8,925	435,558

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

19. REVENUES (Cont.)

	2017
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas oil	—	76,082	—	—	76,082
Gasolines	—	59,230	—	—	59,230
Natural Gas (1)	—	655	39,415	—	40,070
Crude Oil	—	1,190	—	—	1,190
Jet fuel	—	11,233	—	—	11,233
Lubricants and by-products	—	5,956	—	—	5,956
Liquefied Petroleum Gas	—	6,287	—	—	6,287
Fuel oil	—	5,717	—	—	5,717
Petrochemicals	—	8,437	—	—	8,437
Fertilizers	—	2,011	—	—	2,011
Flours, oils and grains	—	6,542	—	—	6,542
Asphalts	—	3,014	—	—	3,014
Goods for resale at gas stations	—	2,362	—	—	2,362
Income from services	—	—	—	1,007	1,007
Income from construction contracts	—	—	—	879	879
Virgin naphtha	—	1,148	—	—	1,148
Petroleum coke	—	1,697	—	—	1,697
LNG Regasification	—	—	2,731	—	2,731
Other goods and services	774	3,674	2,262	927	7,637

	774	195,235	44,408	2,813	243,230

	2016
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas oil	—	65,328	—	—	65,328
Gasolines	—	46,254	—	—	46,254
Natural Gas (1)	2,681	618	22,899	—	26,198
Crude Oil	1,075	1,060	—	—	2,135
Jet fuel	—	7,689	—	—	7,689
Lubricants and by-products	—	4,746	—	—	4,746
Liquefied Petroleum Gas	162	3,989	—	—	4,151
Fuel oil	—	11,099	—	—	11,099
Petrochemicals	—	6,418	—	—	6,418
Fertilizers	—	1,450	—	—	1,450
Flours, oils and grains	—	5,200	—	—	5,200
Asphalts	—	1,186	—	—	1,186
Goods for resale at gas stations	—	1,839	—	—	1,839
Income from services	—	—	—	584	584
Income from construction contracts	—	—	—	1,193	1,193
Virgin naphtha	—	512	—	—	512
Petroleum coke	—	1,192	—	—	1,192
LNG Regasification	—	—	2,479	—	2,479
Other goods and services	585	2,334	1,423	787	5,129

	4,503	160,914	26,801	2,564	194,782

(1)	Includes 55,882, 28,341 and 16,645 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2018, 2017 and 2016, respectively.

o	Sales Channels

	2018
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas Stations	—	168,665	—	—	168,665
Power Plants	—	260	20,083	—	20,343
Distribution Companies	—	—	14,180	—	14,180
Retail distribution of natural gas	—	—	25,420	—	25,420
Industries, transport and aviation	—	71,746	19,750	—	91,496
Agriculture	—	35,868	—	—	35,868
Petrochemical industry	—	19,590	—	—	19,590
Trading	—	18,342	—	—	18,342
Oil Companies	—	12,760	—	—	12,760
Commercialization of liquefied petroleum gas	—	4,961	—	—	4,961
Other sales channels	3,181	4,377	7,450	8,925	23,933

	3,181	336,569	86,883	8,925	435,558

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

19. REVENUES (Cont.)

	2017
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas Stations	—	104,077	—	—	104,077
Power Plants	—	4,067	13,072	—	17,139
Distribution Companies	—	—	3,313	—	3,313
Retail distribution of natural gas	—	—	11,071	—	11,071
Industries, transport and aviation	—	36,810	11,558	—	48,368
Agriculture	—	22,030	—	—	22,030
Petrochemical industry	—	10,334	—	—	10,334
Trading	—	7,703	—	—	7,703
Oil Companies	—	4,207	—	—	4,207
Commercialization of liquefied petroleum gas	—	2,979	—	—	2,979
Other sales channels	774	3,028	5,394	2,813	12,009

	774	195,235	44,408	2,813	243,230

	2016
	Upstream	Downstream	Gas and Energy	Corporation and others	Total
Gas Stations	—	86,936	—	—	86,936
Power Plants	1,684	9,567	8,316	—	19,567
Distribution Companies	413	—	831	—	1,244
Retail distribution of natural gas	—	—	7,488	—	7,488
Industries, transport and aviation	584	24,518	5,876	—	30,978
Agriculture	—	17,889	—	—	17,889
Petrochemical industry	—	7,881	—	—	7,881
Trading	1,075	5,888	—	—	6,963
Oil Companies	—	4,529	—	—	4,529
Commercialization of liquefied petroleum gas	162	1,647	—	—	1,809
Other sales channels	585	2,059	4,290	2,564	9,498

	4,503	160,914	26,801	2,564	194,782

o	Target Market

Sales contracts in the domestic market resulted in 390,630, 221,145 and 178,389 for the years ended December 31, 2018, 2017 and 2016, respectively.

Sales contracts in the international market resulted in 44,928, 22,085 and 16,393 for the years ended December 31, 2018, 2017 and 2016, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	2018		2017		2016
	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current
Credits for contracts included in Trade Receivables	7,804	59,419	2,210	27,363	87	22,425
Contract assets	—	420	—	142	—	12
Contract liabilities	1,828	4,996	1,470	1,460	—	14

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, gas oil and natural gas, among others.

During the year ended on December 31, 2018, the Group has recognized 1,564 in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the year.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

20. COSTS

	2018	2017		2016
Inventories at beginning of year	27,149	21,808	(2)	19,173	(2)
Purchases	124,279	65,945		48,833
Production costs(1)	234,340	147,423		127,075
Translation effect	26,514	3,877		4,031
Inventories incorporated by business combination(3)	445	—		—
Adjustment for inflation(4)	167	—		—
Reclassifications and other movements	—	(92)		—
Inventories at end of the year	(53,324)	(27,149	)(2)	(21,808	)(2)

	359,570	211,812		177,304

(1)	See Note 21.
(2)

Reclassifications of 12 and 85 have been made in inventories at beginning of year and 142 and 12 have been made in inventories at the years ended December 31, 2017 and 2016, respectively, in accordance with the change in the accounting policy described in detail in Note 2.b.26.

(3)	See Note 3.
(4)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

21. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2018, 2017 and 2016:

	2018
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	18,908	4,867		2,592		480	26,847
Fees and compensation for services	1,772	3,534	(2)	883		21	6,210
Other personnel expenses	5,313	571		278		50	6,212
Taxes, charges and contributions	3,634	275		5,626	(1)	28	9,563
Royalties, easements and canons	31,677	—		64		72	31,813
Insurance	1,335	130		118		—	1,583
Rental of real estate and equipment	8,983	24		766		28	9,801
Survey expenses	—	—		—		848	848
Depreciation of property, plant and equipment	83,700	1,758		2,111		—	87,569
Amortization of intangible assets	1,497	222		30		—	1,749
Industrial inputs, consumable materials and supplies	11,126	59		172		22	11,379
Operation services and other service contracts	14,973	372		1,302		29	16,676
Preservation, repair and maintenance	31,141	620		886		48	32,695
Unproductive exploratory drillings	—	—		—		3,331	3,331
Transportation, products and charges	12,714	4		9,615		—	22,333
Provision for doubtful trade receivables	—	—		353		—	353
Publicity and advertising expenses	—	951		978		—	1,929
Fuel, gas, energy and miscellaneous	7,567	535		2,153		509	10,764

	234,340	13,922		27,927		5,466	281,655

(1)	Includes 2,297 corresponding to export withholdings.
(2)

Includes 65 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 27, 2018, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2017 of 48.8 and to approve as fees on account of such fees and remunerations for the fiscal year 2018, the sum of 62.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 700.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

21. EXPENSES BY NATURE (Cont.)

	2017
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	12,548	3,537		1,988		330	18,403
Fees and compensation for services	1,159	2,118	(2)	544		18	3,839
Other personnel expenses	3,493	374		194		49	4,110
Taxes, charges and contributions	2,215	255		4,172	(1)	—	6,642
Royalties, easements and canons	17,630	—		31		31	17,692
Insurance	840	49		85		—	974
Rental of real estate and equipment	5,710	15		518		—	6,243
Survey expenses	—	—		—		214	214
Depreciation of property, plant and equipment	51,607	771		1,134		—	53,512
Amortization of intangible assets	688	125		25		—	838
Industrial inputs, consumable materials and supplies	5,813	35		83		25	5,956
Operation services and other service contracts	12,033	268		905		243	13,449
Preservation, repair and maintenance	20,204	382		458		82	21,126
Unproductive exploratory drillings	—	—		—		1,400	1,400
Transportation, products and charges	8,724	17		5,961		—	14,702
Provision for doubtful trade receivables	—	—		28		—	28
Publicity and advertising expenses	—	545		609		—	1,154
Fuel, gas, energy and miscellaneous	4,759	245		1,219		64	6,287

	147,423	8,736		17,954		2,456	176,569

(1)	Includes 1,612 corresponding to export withholdings.
(2)

Includes 48.8 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 28, 2017, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2016 of 127 and to approve as fees on account of such fees and remunerations for the fiscal year 2017, the sum of 48.3.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 449.

	2016
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	10,228	2,642		1,615		288	14,773
Fees and compensation for services	1,037	1,686	(2)	436		53	3,212
Other personnel expenses	2,773	347		140		39	3,299
Taxes, charges and contributions	1,861	382		3,399	(1)	—	5,642
Royalties, easements and canons	17,114	—		25		39	17,178
Insurance	1,037	41		89		—	1,167
Rental of real estate and equipment	5,097	32		505		2	5,636
Survey expenses	—	—		—		501	501
Depreciation of property, plant and equipment	43,077	714		961		—	44,752
Amortization of intangible assets	499	186		32		—	717
Industrial inputs, consumable materials and supplies	5,732	33		76		18	5,859
Operation services and other service contracts	10,494	242		713		125	11,574
Preservation, repair and maintenance	16,710	343		338		32	17,423
Unproductive exploratory drillings	—	—		—		2,050	2,050
Transportation, products and charges	6,952	9		4,964		—	11,925
Provision for doubtful trade receivables	—	—		169		—	169
Publicity and advertising expenses	—	344		855		—	1,199
Fuel, gas, energy and miscellaneous	4,464	125		895		8	5,492

	127,075	7,126		15,212		3,155	152,568

(1)	Includes 1,317 corresponding to export withholdings.
(2)

Includes 126 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 29, 2016, the General and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees corresponding to fiscal year 2015 of 140 and to approve as fees on account of such fees and remunerations for the fiscal year 2016, the sum of 127.

(3)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 400.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

22. OTHER NET OPERATING RESULTS

	2018	2017	2016
Result of Companies’ revaluation(1)	11,980	—	—
Result for sale of participation in areas(1)	2,322	—	—
Lawsuits	(2,365)	(1,240)	(1,253)
Insurance	417	206	—
Construction incentive(2)	—	188	422
Temporary economic assistance(2)	—	—	759
Results from deconsolidation of subsidiaries(3)	—	—	1,528
Income from extension of concession agreements with partners of JO	—	—	1,407
Miscellaneous	(409)	32	531

	11,945	(814)	3,394

(1)	See Note 3.
(2)	See Note 31.
(3)	See Note 27.b.

23. NET FINANCIAL RESULTS

	2018	2017	2016
Financial income
Interest income	3,033	1,598	1,472
Exchange differences	81,869	16,025	15,287
Financial accretion	15,181	—	—

Total financial income	100,083	17,623	16,759

Financial loss
Interest loss	(28,717)	(18,385)	(18,109)
Exchange differences	(27,410)	(7,075)	(3,676)
Financial accretion	(7,554)	(3,169)	(3,159)

Total financial costs	(63,681)	(28,629)	(24,944)

Other financial results
Fair value gains on financial assets at fair value through profit or loss	2,596	2,208	1,826
Gains on derivative financial instruments	933	—	213
Result from net monetary position	1,594	—	—

Total other financial results	5,123	2,208	2,039

Total net financial results	41,525	(8,798)	(6,146)

24. INVESTMENTS IN JOINT OPERATIONS

The Group participates in JO and other agreements that give to the Group a contractually established percentage over the rights of the assets and obligations that emerge from the contracts. Interest in such JO have been consolidated line by line on the basis of the mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in JO have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as management information available.

The exploration and production JO and other agreements in which YPF participates allocate the hydrocarbon production to each partner based on the ownership interest; consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

24. INVESTMENTS IN JOINT OPERATIONS (Cont.)

The assets and liabilities as of December 31, 2018, 2017 and 2016, and expenses for the three fiscal years ended on December 31, 2018, 2017 and 2016 of the JO and other agreements in which the Group participates are as follows:

	2018	2017	2016
Noncurrent assets(1)	130,272	66,887	63,145
Current assets	4,024	2,417	2,602

Total assets	134,296	69,304	65,747

Noncurrent liabilities	11,484	5,876	5,946
Current liabilities	9,695	5,524	6,293

Total liabilities	21,179	11,400	12,239

	2018	2017	2016
Production cost	39,713	24,471	21,624
Exploration expenses	242	767	849

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO

As of December 31, 2018, the main exploration and production JO in which the Group participates are the following:

Name	Location	Participation		Operator
Acambuco	Salta	22.50%		Pan American Energy LLC
Aguada Pichana - Area Vaca Muerta	Neuquén	22.50%		Total Austral S.A.
Aguada Pichana - Residual	Neuquén	27.27%		Total Austral S.A.
Aguaragüe	Salta	53.00%		Tecpetrol S.A.
CAM-2/A SUR	Tierra del Fuego	50.00%		Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido	Chubut	50.00%		YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%		Pluspetrol Energy S.A.
El Tordillo	Chubut	12.20%		Tecpetrol S.A.
La Tapera y Puesto Quiroga	Chubut	12.20%		Tecpetrol S.A.
Lindero Atravesado	Neuquén	37.50%		Pan American Energy LLC
Llancanelo	Mendoza	61.00	%(1)	YPF
Magallanes	Santa Cruz, Tierra del Fuego and Plataforma Continental Nacional	50.00%		Enap Sipetrol Argentina S.A.
Loma Campana	Neuquén and Mendoza	50.00%		YPF
Ramos	Salta	42.00%		Pluspetrol Energy S.A.
Rincón del Mangrullo	Neuquén	50.00%		YPF
San Roque	Neuquén	34.11%		Total Austral S.A.
Yacimiento La Ventana – Río Tunuyán	Mendoza	70.00%		YPF
Zampal Oeste	Mendoza	70.00%		YPF
Narambuena	Neuquén	50.00%		YPF
La Amarga Chica	Neuquén	50.00%		YPF
El Orejano	Neuquén	50.00%		YPF
Bajo del Toro	Neuquén	50.00	%(2)	YPF
Bandurria Sur	Neuquén	51.00%		YPF
Aguada de Castro y Aguada Pichana Oeste	Neuquén	30.00%		Pan American Energy LLC

(1)	See Note 29.b.
(2)	YPF has a direct interest of 26% and an indirect interest of 24% through Bajo del Toro I S.R.L

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

25. SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of December 31, 2018, is 3,923 and 10 own treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2018, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

Until the enactment of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. had a participation in the Company, directly and indirectly, of approximately 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure. The mentioned Law declared as national public interest and subject to expropriation the Class D Shares of YPF owned by Repsol S.A., its controlled or controlling entities, representing the 51% of YPF’s equity. According to Law 26,741, achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, is thereby declared of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine federal government and 49% for certain Argentine Provinces.

The General and Extraordinary Shareholders’ Meeting was held on April 27, 2018 and approved the financial statements of YPF for the fiscal year ended December 31, 2017 and additionally, approved the following resolution in relation to the allocation of profits: a) to allocate the sum of 120 to create a Reserve for the purchase of treasury shares in order to give the Board of Directors the possibility of acquiring treasury shares at the time it deems appropriate, and complying, during the execution of the plans, with the commitments assumed and to be assumed by them in the future; b) to allocate the sum of 11,020 to create a reserve for investments under the terms of article 70, third paragraph of the LGS; and c) to allocate the sum of 1,200 to a reserve for future dividends, empowering the Board of Directors, until the date of the next General Shareholders’ Meeting at which the financial statements ended as of December 31, 2018 will be dealt with, to determine the time and amount for their distribution, taking into account the financial conditions and availability of funds as well as the operating results, investments and other matters that are deemed relevant in the development of the Company’s activities, or their allocation in accordance with the provisions set forth in article 224, second paragraph, of the LGS and other applicable regulations.

On December 12, 2018, the Board of Directors of the Company decided to pay a dividend of 3.05 per share, which was made available to the shareholders on December 27, 2018.

26. EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2018	2017	2016
Net profit (loss)	38,613	12,340	(28,237)
Average number of shares outstanding	392,302,437	392,625,259	391,497,615
Basic and diluted earnings per share	98.43	31.43	(72.13)

Basic and diluted earnings per share are calculated as shown in Note 2.b.13.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

27. ISSUES RELATED TO MAXUS ENTITIES

27.a) Legal proceedings

27.a.1) Introduction

Laws and regulations relating to health and environmental quality in the United States of America affect the majority of the operations of: (a) Maxus Energy Corporation (“Maxus”) and its subsidiaries Maxus International Energy Company, Maxus (US) Exploration Company and Gateway Coal Company and (b) Tierra Solutions Inc. (“TS”) (collectively, the “Maxus Entities” or “Debtors”). These laws and regulations set certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations. However, upon the Debtors filing voluntary petitions under Chapter 11 (as define in the following section) of the United States Bankruptcy Code (the “Bankruptcy Code”), actions to collect a monetary claim for such liabilities against the Debtors were stayed.

Maxus and TS could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary with respect to the health and environmental regulations mentioned in the previous paragraph; the sole shareholder of both companies was YPF Holdings. Nevertheless, this circumstance must be analyzed in the context of the limitations indicated below.

27.a.2) Reorganization Process under Chapter 11 of the Bankruptcy Code of the United States (hereafter, “Chapter 11”)

On June 17, 2016, voluntary petitions under Chapter 11 of the Bankruptcy Code were filed with the United States Bankruptcy Court of the District of Delaware (hereafter, the “Bankruptcy Court”) by the Debtors, subsidiaries of YPF Holdings. Prior to the Debtors’ bankruptcy filing, the Debtors entered into an agreement (the “Agreement”) with YPF, jointly with its subsidiaries YPF Holdings, CLH Holdings Inc., YPF International and YPF Services USA Corp (jointly, the “YPF Entities”), subject to Bankruptcy Court Approval, to settle all of the Debtors’ claims against the YPF Entities, including any alter ego claims which, in the YPF Entities’ opinion, have no merit.

The Agreement provided for: i) the granting of a loan by YPF Holdings for an amount of up to US$ 63.1 million (the “DIP Loan”) to finance the Debtors’ activities during a year-long bankruptcy case, and ii) a payment of US$ 130 million to the Maxus Entities (“Settlement Payment”) for a release of all claims that the Debtors might have against the YPF Entities.

The first hearing corresponding to the filing under Chapter 11 (the “Filing”) took place on June 20, 2016. At that hearing, the Bankruptcy Court approved, among other things, the Debtors’ motions under the DIP Loan, regarding their day-to-day operations, including the Debtors’ use of the system for fund management, administration, payment of salaries and benefits to retired employees.

On December 29, 2016, the Debtors filed with the Bankruptcy Court a proposed Chapter 11 Plan of Liquidation (the “Plan”) and a statement revealing information from the Debtors. The Plan foresaw a US$ 130 million Settlement Payment under the Agreement. The Plan (as filed) provided that if the Agreement was approved, portions of the US$ 130 million Settlement Payment would be deposited into (i) a liquidating trust for distribution to creditors and (ii) an Environmental Response Trust for use in remediation. Moreover, if the Agreement were approved, the Debtors’ Plan would likely be confirmed and the claims against the YPF Entities, including the alter-ego claims, would be settled and released in exchange for the US$ 130 million Settlement Payment.

The Plan, however, provided for certain contingencies should the Bankruptcy Court not approve the Agreement. In that scenario, the Debtors’ claims against YPF Entities, including the alter-ego claims or piercing the corporate veil, would be transferred into a liquidating trust, which would likely pursue those claims for the creditors’ benefit.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

27. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

Subject to certain exceptions under the Bankruptcy Code, effective as of the date of the filing of the Chapter 11 petitions with the Bankruptcy Court, most decisions, as well as the issues related to creditors’ claims and actions for the collection of their claims that arose prior to the filing date are automatically stayed (among others, those corresponding to claims against the Maxus Entities at the local court of New Jersey related to the Passaic River litigation, which are explained under 27.a.5.i and 27.a.6 of this note).

On March 28, 2017, the Maxus Entities and the Creditors Committee submitted an alternative restructuring plan (the “Alternative Plan”) which did not include the Agreement with the YPF Entities.

Under the Alternative Plan, a Liquidating Trust may submit alter ego claims and any other claim belonging to the insolvent’s estate against the Company and the YPF Entities. The liquidating trust would be financed by Occidental Chemical Corporation in its capacity as creditor of the Maxus Entities. As YPF did not approve such Alternative Plan and the Alternative Plan did not contemplate the implementation of the originally submitted Agreements, on April 10, 2017 YPF Holdings, Inc. sent a note giving notice that this situation constituted an event of default under the loan granted under the Agreement with YPF and the YPF Entities (the “DIP Loan”). By the approval of the financing offered by Occidental under the Alternative Plan, the Judge ordered the repayment of the outstanding amounts (approximately US$ 12.2 million) under the terms of the DIP Loan, which were subsequently received.

On May 22, 2017, the Bankruptcy Court of the Delaware District issued an order confirming the Alternative Plan submitted by the Creditors Committee and the Maxus Entities. The effective date of the Alternative Plan was July 14, 2017, as the conditions set forth in Article XII.B of the Alternative Plan were met. On July 14, 2017, a liquidating trust was also created, which brought the complaint referred to in 27.a.3 in 2018.

27.a.3) Maxus Energy Corporation Liquidating Trust (“Liquidating Trust”) Claim

On June 14, 2018, the Liquidating Trust filed a lawsuit against the Company, YPF Holdings, CLH Holdings, Inc., YPF International and other companies non-related to YPF, claiming alleged damages in an amount up to US$ 14,000 million, principally in connection with alleged claims purportedly related to corporate restructuring transactions the Company engaged in several years ago (the “Claim”). The lawsuit was filed before the United States Bankruptcy Court for the District of Delaware.

On October 19, 2018, the Company, together with the other companies of the Group that are part of the Claim, filed a motion requesting dismissal of the Claim (“Motion to Dismiss”).

On November 21, 2018, the Liquidating Trust filed its objection to the Motion to Dismiss filed by the Company together with the other companies of the Group that are part of the Claim, and to the one filed by the companies not related to YPF and which are part of the Claim.

On December 10, 2018, the Company, together with the other companies of the Group that are part of the Claim, exercised their right of reply regarding the presentation made by the Liquidating Trust

On January 22, 2019, the hearing regarding the Motion to Dismiss was held in the Bankruptcy Court.

On February 15, 2019, the Bankruptcy Court ordered the dismissal of the Motions to Dismiss filed by the Company, together with the other Group companies and the other defendant companies not related to YPF.

On March 1, 2019, the Company, together with the other companies of the Group that are part of the Claim, filed an appeal to the resolution dated February 15, 2019.

As described on Note 2.c, according to the preliminary status of the lawsuit, the complexity of the demand and the evidence that have to submit both parties, the Company will continuously reevaluate the evolution of the described circumstances as they happen and its impact on the results and the financial condition of the Group.

The Company, YPF Holdings, CLH Holdings, Inc. and YPF International will file and interpose the necessary legal remedies and will exercise the defensive measures in accordance with the applicable legal procedure in order to defend their rights.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

27. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

27.a.4) Background of Maxus and TS

In connection with the sale of Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986 (the “selling date”), including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date. The indemnity obligation and other liabilities described under 27.a.6 determined that Maxus, TS and other related companies submit a reorganization petition under the Bankruptcy Law mentioned above.

27.a.5) Maxus and TS Matters

The following are the alleged liabilities borne by the Debtors in their reorganization petition, updated up to the date of filing, the date on which YPF Holdings ceased to have control over the relevant activities of the Debtors (see point b) of the present Note).

27.a.5.i) Environmental administrative issues relating to the lower 8 miles of the “Passaic River”

•	Newark, New Jersey

A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemical’s former Newark, New Jersey agricultural chemicals plant.

•	Passaic River, New Jersey

Maxus, complying with its contractual obligation to act on behalf of Occidental, negotiated an agreement with the EPA (the “1994 AOC”) under which TS has conducted testing and studies near the Newark plant site, adjacent to the Passaic River.

In 2003, the DEP issued Directive No. 1 seeking to identify those responsible for the damages to natural resources resulting from almost 200 years of historic industrial and commercial development along a portion of the Passaic River and a part of its basin. Directive No. 1 asserts that the notified companies, including Maxus and Occidental, are jointly and severally liable for the mentioned environmental damage, despite all evidence to the contrary. Directive No.1 demanded compensation for the restoration, identification, and quantification of the damage and determination of its value. Despite negotiations between the said entities, no agreement was reached and the DEP assumed jurisdiction in this matter.

In 2004, the EPA and Occidental entered into an administrative order on consent (the “2004 AOC”) pursuant to which TS (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota and evaluate remedial alternatives in the Newark Bay and a portion of the Hackensack, the Arthur Kill and Kill van Kull rivers. The initial fieldwork on this study was substantially completed. Discussions with the EPA regarding additional work that might be required are underway. The EPA issued General Notice Letters to other companies concerning the contamination of Newark Bay and the works that were performed by TS under the 2004 AOC.

In December 2005, the DEP issued a directive to TS, Maxus and Occidental directing said parties to pay the State of New Jersey’s cost of developing a Source Control Dredge Plan in the lower six-mile portion of the Passaic River. The development of this plan was estimated by the DEP to cost approximately US$ 2 million.

While some remedial works are underway, the works under the 1994 AOC was substantially subsumed by reason of an administrative arrangement dated 2007 (the “2007 AOC”) with about 70 companies (including Occidental and TS) in the lower portion of the Passaic River due to an administrative agreement of 2007 (“the 2007 AOC”).

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

27. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

Under the 2007 AOC, the lower 17 miles of the Passaic River, from the mouth at Newark Bay to Dundee Dam, should have been subjected to a Remedial Investigation / Feasibility Study (“RI/FS”).The AOC 2007 participants discussed the possibility of carrying out additional remediation work with the EPA. The companies that accepted to fund the RI/FS have negotiated an interim allocation of RI/FS costs among themselves based on a number of considerations. This group is called the Cooperative Parties Group (the “CPG”). The AOC 2007 was coordinated in a federal, state, local and private sector cooperative effort called the Restoration Project for the lower reaches of the Passaic River (“PRRP”).

EPA’s conclusions regarding the 2007 AOC indicated that the discharges of the underwater sewage pipe are an active source of hazardous substances in the lower sections of the Passaic River under study. During the first semester of 2011, Maxus and TS, acting on behalf of Occidental, entered into an administrative agreement with the EPA (the “CSO AOC”), which establishes the implementation of studies of the underwater sewage pipe on the Passaic River, and confirms that there are no pending obligations under the AOC 1994. In the last semester of 2014, TS filed its report with the EPA (thus completing phase 1).TS estimated, as of December 31, 2015, that the total cost to implement the CSO AOC is approximately US$ 5 million and will take approximately 2 years to be completed once EPA authorizes phase 2 (the work plan).

On May 29, 2012, Occidental, Maxus and TS withdrew from the CPG under protest and reserving all their rights. However, Occidental continues to be a member of the 2007 AOC and its withdrawal from the CPG has not changed its obligations under the 2007 AOC.

In addition, in August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to a number of entities it alleged have a liability for natural resources damages, including TS and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. In November 2008, TS and Occidental entered into an agreement with the NOAA to fund a portion of the costs it has incurred and to conduct certain assessment activities during 2009. Approximately 20 other PRRP members have also entered into similar agreements. In November 2009, TS declined to extend this agreement.

•	Feasibility Study for the environmental remediation of the lower 8.3 miles of the Passaic River– Record of Decision (“ROD”)

On June 2007, the EPA released a draft Focused Feasibility Study (the “FFS 2007”). The FFS 2007 outlines several alternatives for remedial action in approximately the lower 8.3 miles of the Passaic River. On April 11, 2014, the EPA published a new FFS draft (“FFS 2014”). The FFS 2014 contains four remediation alternatives analyzed by the EPA, as well as the estimate of the cost of each alternative, which consist of: (i) no action; (ii) deep dredging with 9.7 million cubic yards of filling material; (iii) filling and dredging of 4.3 million cubic yards and the placement of a physical barrier mainly built of sand and stone (tapa de ingeniería); and (iv) focused dredging with 1 million cubic yard of filling material. On March 4, 2016, the EPA issued the ROD choosing Alternative 3 as a remedy to remove the contaminated sediments. The estimated cost is US$ 1,382 million (estimated present value at a rate of 7%).

The ROD requires the removal of 3.5 million cubic yards of sediment from the lower 8.3 miles of the Passaic River by bank-to-bank dredging, to a depth of approximately 5 to 30 feet in the federal navigation channel from mile 0 to mile 1.7, and approximately 2.5 feet in the remaining areas of the lower 8.3 miles of the Passaic River. A two-foot thick cap will be installed over the dredged areas. Contaminated segments would be transported to disposal sites outside the state. The EPA estimates the whole project will take approximately 11 years, including one year for negotiations among potentially responsible parties, three to four years for project design and six years for its implementation.

On March 31, 2016, the EPA notified to more than one hundred potentially responsible parties, including Occidental Chemical Corporation (“OCC”), of the liabilities relating to the 8.3 mile area of the Passaic River relating to the ROD. In the same notice the EPA stated that it expected OCC (against whom Maxus is litigating a dispute over indemnity) to prepare the remediation plan design and that it would send a second letter with an administrative proposal to this end, which was received by counsel to OCC, Maxus and TS on April 26, 2016.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

27. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

As of the date of the Maxus Entities’ bankruptcy filing, OCC under Chapter 11, Maxus and TS were holding discussions with EPA to define their participation in a potential negotiation aimed at taking part in the design of the EPA’s proposed remediation plan, taking into account that the ROD has identified over one hundred potentially responsible parties and eight contaminants of concern, many of which have not been generated at the Lister Site. As of such date, Maxus was evaluating the situation resulting from the issuance of the ROD by the EPA, as well as its subsequent associated letters.

•	Removal Action Next to Lister Avenue Site

During June 2008, the EPA, Occidental, and TS entered into an Administrative Order of Consent, pursuant to which TS, on behalf of Occidental, will undertake a removal action of sediment from the Passaic River in the vicinity of the former Diamond Alkali facility. This action results in the removal of approximately 200,000 cubic yards of sediment, which will be carried out in two different phases. The first phase, which commenced in July 2011 and was substantially completed in the fourth quarter of 2012. The EPA conducted a site inspection in January 2013, and TS received written confirmation of completion in March 2013.

The term for compliance with the second phase began after the agreement entered into with EPA regarding certain aspects related to the development of the same. The Focused Feasibility Study (“FFS”) published on April 11, 2014 provides that Phase II of the removal action was consistently implemented with the FFS. On September 18, 2014, the EPA requested that Tierra Solutions, Inc. (“TS”) conducted an additional sampling of the Phase II area. The sampling was completed in the first quarter of 2015 and TS is expected to present the validated results to the EPA during 2016.

27.a.5.ii) Environmental administrative issues relating to the lower 17 miles of the “Passaic River” – feasibility study

•	Feasibility study for the lower 17 miles of the Passaic River

Notwithstanding what is discussed above, the lower 17-mile section of the Passaic River, (the area contemplated in AOC 2007), was subject to a RIF/FS study expected to be completed by 2015, after which EPA would choose a remediation action that will be made public in order to receive comments.

The CGP (“Cooperation Group Parties”) submitted in the first semester of 2015, the draft of the RI/FS in which offers potential remediation alternatives, (which comprises the lower 8 miles of the Passaic River) of the EPA. The EPA may or may not consider this report.

27.a.5.iii) Other environmental proceedings

Other matters relating to the eventual liability of Maxus and TS include liabilities arising from: (a) a ferrous chromate processing plant in Kearny, New Jersey; (b) the Standard Chlorine Chemical Company Superfund Site; (c) a ferrous chromate processing plant in Painesville, Ohio; (d) certain removals of contaminants located in Greens Bayou; (e) the Milwaukee Solvay Coke & Gas site located in Milwaukee, Wisconsin; (f) the Black Leaf Chemical Site, Tuscaloosa Site, Malone Services Site and Central Chemical Company Superfund Site (Hagerstown, Maryland); (g) the remediation action in Mile 10.9.

27.a.6) Trial for the Passaic River

In relation to the alleged contamination related to dioxin and other hazardous substances in the lower stretch of the Passaic River, Newark Bay, other nearby waterways and surrounding areas, the DEP sued YPF Holdings, TS, Maxus and several companies, including Occidental. The DEP sought remediation of natural resources damages and punitive damages and other matters.

The defendants made responsive pleadings and filings.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

27. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

In March 2008, the Court denied motions to dismiss by Occidental, TS and Maxus. The DEP filed its Second Amended Complaint in April 2008. YPF filed a motion to dismiss for lack of jurisdiction of the New Jersey Court over YPF because it was a foreign company lacking the requirements to become a party to a lawsuit in such Courts. The previously mentioned motion filed by YPF was denied in August 2008, and the denial was confirmed by the Court of Appeal.

Without prejudice to the foregoing, the Court denied the plaintiffs’ motion to bar third party practice and allowed defendants to file third-party complaints. Consequently, third party claims against approximately 300 companies and governmental entities (including certain municipalities) which could have responsibility in connection with the claim were filed in February 2009. DEP filed its Third Amended Complaint in August 2010, adding Maxus International Energy Company and YPF International as additional named defendants. During the course of the litigation, the third parties filed motions to sever and stay and motions to dismiss. The motions were rejected by the judge. Some of the entities appealed the court decision, but such appeals were dismissed in March 2011.

In May 2011, the judge issued Case Management Order No. XVII (CMO XVII), which contained the Trial Plan for the case. This Trial Plan divides the case into two phases, each with its own mini-trials (“Tracks” or “procedural stages”) which totaled nine Tracks considered individual trials. Phase one would determine liability and phase two would determine damages. Regarding the sub-stages: (a) sub-stages I to III (Tracks I to III) correspond to damage claimed by Occidental and the State of New Jersey; (b) sub-stages IV to VII (Tracks IV to VII) correspond to liability for alter ego and fraudulent conveyance with respect to YPF, Maxus and Repsol and to the liability of third parties to Maxus; (c) sub-stage VIII (Track VIII) corresponds to damages claimed by the State of New Jersey; (d) sub-stage IX (Track IX) is the percentage of liability that would correspond to Maxus for the cleanup and remediation costs.

Specifically, sub-stage III (Track III) will determine the extent of Maxus’ liability for the operation of the Lister Site; sub-stage IV (Track IV) will determine the possible scope of YPF and Repsol’s liability for damages to the Lister Site (alter ego and fraudulent conveyance).

Following the issuance of CMO XVII, the State of New Jersey and Occidental filed motions for partial summary judgment. The State filed two motions: the first one against Occidental and Maxus on liability under the Spill Act, and against TS on liability under the Spill Act. In addition, Occidental filed a motion for partial summary judgment that Maxus owes a duty of contractual indemnity to Occidental for liabilities under the Spill Act. In July and August 2011, the judge ruled that, although the discharge of hazardous substances by Chemicals was proven, liability allegation could not be made if the nexus between any discharge and the alleged damage is not established. Additionally, the Court ruled that TS has Spill Act liability to the State based on (1) its current ownership of the site where the discharges were made (Lister Avenue); and (2) that Maxus has the obligation to indemnify Occidental (previously mentioned).

In November 2011, the Special Master called for and held a settlement conference between the State of New Jersey, on the one hand, and Repsol S.A., YPF and Maxus, on the other hand to discuss the parties’ respective positions, but no agreement was reached.

In February 2012, the plaintiffs and Occidental filed motions for partial summary judgment, seeking summary adjudication that Maxus has liability under the Spill Act of New Jersey. The Judge held that Maxus and TS have direct liability for the contamination generated into the Passaic River. Volume, toxicity and cost of the contamination have not been verified yet.

On September 11, 2012, the Court issued the Track VIII order. The Track VIII order governs the process by which the Court would conduct the discovery and trial of the claim for damages of the State of New Jersey (the “Administration”) against Occidental, Maxus and TS (caused by the Diamond Alkali Lister Avenue plant).

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

27. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

On September 27, 2012, Occidental filed its Amended Cross-Claims and the following day, the State of New Jersey (the “Administration”) filed its fourth Amended Complaint. The principal changes to the Administration’s pleading concern the State’s allegations against YPF and Repsol, which were included in its cross-claim. In particular, based on the Mosconi Report of the Argentine State, three new allegations against Repsol were included involving asset stripping from Maxus and YPF.

During the fourth quarter of 2012 and the first quarter of 2013, YPF, YPF Holdings, Maxus and TS together with certain other direct defendants in the litigation, have engaged in on-going mediation and negotiation seeking to settle Track VIII with the State of New Jersey. During this time, the Court has stayed the litigation. On March 26, 2013, the State advised the Court that a proposed settlement between the State and certain third party defendants had been approved by the requisite threshold number of private and public third party defendants. The respective Boards of Directors of YPF, YPF Holdings, Maxus and TS approved at their Board meetings the settlement agreement (the “Agreement”). The proposal of the Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and court approval. According to the terms of the Agreement, the state of New Jersey would agree to release certain claims related with environmental liabilities within a geographic area of the Passaic River, New Jersey initiated against YPF and certain subsidiaries, recognizing to YPF and other participants in the litigation, a limited liability of up to US$ 400 million, if they are found responsible. In return, Maxus would make cash payment of US$ 65 million at the time of approval of the Agreement.

In September 2013, the Court published its Case Management Order XVIII (“CMO No. XVIII”), which provides a schedule for approval of the Agreement. Pursuant to the CMO XVIII, the Court rejected Occidental’s claims and approved the Agreement. Occidental appealed the approval of the Agreement, which was dismissed. Notwithstanding the foregoing, on February 10, 2014, in compliance with the settlement agreement, Maxus made a deposit of US$ 65 million in an escrow account. On April 11, 2014, Occidental notified the parties that it would not seek an additional revision of the approval of the Agreement.

On August 20, 2014, the lawyers of the State of New Jersey reported that Occidental and the State of New Jersey had entered into an agreement on the general terms and conditions of a settlement agreement that would end the Track VIII proceedings. On December 16, 2014, the Court approved the Settlement Agreement whereby the State of New Jersey agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, New Jersey, in consideration for the payment of US$ 190 million in three installments, the last payable on June 15, 2015; and a sum amounting up to US$ 400 million if the State of New Jersey had to pay its percentage for future remedial actions.

On January 5, 2015, Maxus received a letter from Occidental requesting Maxus, pursuant to the purported contractual obligation to indemnify Occidental, to compensate Occidental for all the payments that Occidental agreed to pay to the Administration. Maxus holds that both the existence and the amount of such obligation to indemnify under the settlement agreement are pending issues that must wait for the Court decision on the Passaic River case.

In addition, on July 31, 2014 Occidental submitted its third amendment to the complaint YPF, Repsol and Maxus filed motions to limit Occidental’s third amended complaint arguing that such claims were not included in the second. Occidental answered that the third amendment incorporated new facts, but not new claims. The Court rejected Occidental’s arguments and dismissed the third amendment to the complaint.

Moreover, Repsol countersued Occidental alleging that the US$ 65 million paid by Repsol as per the agreement between Repsol, YPF, YPF Holdings, Maxus and Tierra Solutions with the State of New Jersey was paid for damages caused by (a) Chemicals, for which Occidental is liable under the share purchase agreement of 1986 or (b) Occidental’s individual conduct.

On April 15, 2015, Occidental sent Maxus a letter claiming indemnity protection under the share purchase agreement with respect to the counterclaim filed by Repsol against Occidental. On 28 April 2015, Maxus replied contesting the claims reserving all arguments and defenses regarding the SPA’s indemnification provisions.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

27. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

Furthermore, the scheduled dates were changed through Case Management Order XXVI Depositions of witnesses residing in the U.S. and abroad began in December 2014. Nearly forty witnesses deposed in the case, including the corporate representatives of all the parties. The issues being explored include Track IV (the alter ego and fraudulent transfers of assets) and Track III (indemnity claims filed by OCC against Maxus). Depositions of witnesses were completed in mid-October 2015.

Notwithstanding the above, the Special Master authorized the parties to file briefs specifying any issue in respect of which each party believed that the court should authorize early summary judgment motions. The motions filed by the parties and the non-binding opinions as issued by the Special Master on January 14, 2016, are summarized below:

(a)

YPF filed for early summary judgment against OCC on four issues: i) dismissal of the portion of OCC’s claims for alter ego liability, based on the financing of YPF’s acquisition of Maxus shares in 1995; ii) dismissal of the portion of OCC’s claims for alter ego liability, based on the transfer of Maxus’ assets from 1995 through 1999; iii) dismissal of the portion of OCC’s liability claims based on the alleged “control” by YPF of Maxus’s Board of Directors’ decision, in 1996, to sell its subsidiaries in Bolivia and Venezuela to YPF International; and iv) dismissal of the portion of OCC’s claims for alter ego liability, based on the transfer of Maxus’ environmental liabilities to Tierra in 1996.

The Special Master’s Recommendation on YPF’s motion recommended to deny the motion on the grounds that i) the statute of repose for fraudulent transfers is not applicable to the remedy of alter ego for breach of contract and ii) a finder of fact should be permitted to consider all portions of YPF actions when determining if there is alter ego liability so dismissal of portions of these claims is inappropriate.

(b)	OCC filed a motion for early summary judgment against Maxus in relation to Occidental’s claim to recover the amount of US$ 190 million (plus expenses) under the settlement agreement.

The motion sought to establish that Maxus is liable for all obligations at the Lister Site, regardless of any actions taken by OCC (including the period of time that the OCC operated Lister Site). Therefore, the Special Master’s Recommendation on OCC’s motion against Maxus recommended to grant the motion on the grounds that (i) the language of the SPA was not ambiguous and required Maxus to indemnify OCC for its own conduct at the Lister Site and (ii) OCC was not estopped from seeking indemnity from Maxus for its own conduct at the Lister Site because it did not take inconsistent legal positions in prior litigations. Notwithstanding the foregoing, Occidental will have to prove the reasonableness of the US$ 190 million amount settled with the State of New Jersey, for which Maxus may eventually be liable.

In addition, OCC filed for early summary judgment dismissing the cross-claims of Repsol against OCC, which seek to recover from OCC the US$ 65 million payment made by Repsol to New Jersey State under the settlement agreement.

The Special Master’s Recommendation on OCC’s motion against Repsol recommended to deny the motion in part as to Repsol’s contribution claim and to grant the motion in part as to Repsol’s unjust enrichment claim, on the grounds that i) Repsol’s contribution claims are permissible under the New Jersey Spill Act even if a settlement did not fully discharge liability to the State; ii) demonstrating Repsol’s liability under the Spill Act is not a prerequisite for Repsol to receive contribution from OCC; iii) Repsol is not liable to OCC for indemnification as an alter ego of Maxus, and iv) OCC was not unjustly enriched when Repsol settled with the state.

(c)

Repsol filed for early summary judgment against OCC to dismiss OCC’s cross-claims: i) to the extent that OCC’s claims are based on prescribed claims for fraudulent transfers; ii) on the grounds that OCC cannot prove that it has suffered damages due to a failure to perform an agreement; iii) on the grounds that OCC cannot prove that Repsol has caused any damage even if a non-performance occurred, because OCC has alleged that Maxus became insolvent before Repsol acquired YPF in 1999; and iv) on the grounds that OCC has failed to pierce the corporate veil between YPF and Repsol.

The Special Master’s Recommendation on Repsol’s motion against OCC recommended granting the motion because the OCC failed to set out any basis to pierce the corporate veil between YPF and Repsol, which the Special Master held OCC was required to do, and because OCC did not allege that YPF was insolvent.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

27. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

(d)	Maxus filed for early summary judgment against OCC to dismiss the claims for damages filed by OCC regarding costs not yet incurred by OCC (future remediation costs). YPF joined in this motion.

The Special Master’s Recommendation on Maxus’s motion against OCC was to grant the motion on the grounds that OCC’s request for declaratory judgment has no basis due to the uncertainty regarding future costs.

(e)

Finally, related to the claims that OCC sought to add against YPF and Repsol for alleged interference with OCC’s contractual rights under the Stock Purchase Agreement of 1986 (between Maxus and OCC), the Special Master recommended that the motion be denied on the grounds that OCC improperly delayed in seeking to supplement its claims despite having multiple earlier opportunities to do so.

The parties appealed the respective Special Master’s Recommendations on February 16, 2016. On February 18, 2016, the parties sought leave from the Special Master to file additional motions for summary judgment. On March 7, 2016, the Special Master denied each of the parties’ requests to file additional motions, while ruling that the parties could raise the factual issues raised in the motions at the time of trial as motions in limine. On April 5, 2016, the judge denied the motions and adopted the Special Master’s Recommendations in their entirety.

On April 25, 2016, the parties moved to request permission to file interlocutory appeals and a stay of the litigation during the appellate proceedings. Maxus filed a motion requesting permission to appeal the ruling granting summary judgment to OCC against Maxus, which held that Maxus is liable under the stock purchase and sale agreement for all obligations under, or arising from, the Lister Site, even if attributable to OCC’s own acts. YPF filed a motion requesting permission to appeal the ruling denying its motion for summary judgment and Occidental filed a motion, appealing the ruling that granted Repsol its motion for summary judgment, On May 24, 2016, the Superior Court of New Jersey—Appellate Division denied all interlocutory appeals.

On April 5, 2016, the Superior Court issued Case Management Order XXVIII establishing the trial date as June 20, 2016. However, all litigation against Maxus and YPF has been stayed upon Maxus’ filing under Chapter 11 of the Bankruptcy Code.

On June 20, 2016, Occidental filed a Notice of Removal of Claims and a motion to transfer venue of the remaining claims in the Passaic River Litigation from the New Jersey Bankruptcy Court to the Delaware Bankruptcy Court. On June 28, 2016, the New Jersey Bankruptcy Court granted Occidental’s motion to transfer venue.

On July 20, 2016, Repsol filed a motion with the Delaware Bankruptcy Court to have its cross-claims seeking environmental contribution from Occidental under the Spill Act to be remanded to the New Jersey Superior Court. On November 15, 2016, the Bankruptcy Court granted Repsol’s motion to remand. On November 29, 2016, Occidental filed a motion for clarification or, in the alternative, for reconsideration of the Bankruptcy Court’s Order granting Repsol’s motion to remand. At a hearing on January 25, 2017, the Delaware Bankruptcy Court denied Occidental’s motion and allowed Repsol’s cross-claims to go forward in the New Jersey Superior Court.

27.b) Accounting matters

In connection with the petition that the Maxus Entities filed with the Bankruptcy Court on June 17, 2016, as described in detail in part a) of this Note, the Management of the Company considered this an event that required reconsideration of whether the consolidation of such entities remained appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 “Consolidated Financial Statements” to reassess whether it maintained control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the FASB, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under Chapter 11.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

27. ISSUES RELATED TO MAXUS ENTITIES (Cont.)

Generally, when an entity files a petition under Chapter 11, shareholders do not generally maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is subject to Bankruptcy Court approval.

The petition filed by the Maxus Entities under Chapter 11 had relevant effects on the rights of YPF Holdings as a shareholder of these entities, because creditors replaced the shareholders in their legal capacity to file derivative suits against the directors on behalf of the entities for breach of the Debtors’ fiduciary obligations, since the creditors would be the main beneficiaries in any increase in value of these entities. However, at the time of the filing under Chapter 11, it should be noted that YPF Holdings retained its right to designate directors of the Debtors through Shareholders’ Meetings, unless the Bankruptcy Court orders otherwise. In addition, the bankruptcy cases also affected the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities had become a “Debtor in Possession” and, in accordance with the Bankruptcy Code, remained in possession of its property and, subject to certain limitations, was authorized to carry out its normal operations, unless the Bankruptcy Court ordered otherwise. Nevertheless, during the Chapter 11 cases, the directors of the Debtors do not have absolute discretion, since any transaction “outside the ordinary course of business” of the Debtors, such as the sale of a significant asset, the expansion of a line of business involving the use of significant funds (or the commitment to do so), or the provision of loans or other types of financing, will be subject to the approval of the Bankruptcy Court.

Likewise, on November 8, 2016, the Maxus Entities amended their by-laws in order to give greater discretion to the independent directors.

As a result, due to the Chapter 11 filing, YPF Holdings is not empowered to make decisions unilaterally, which could significantly affect the Debtors’ businesses, both operationally and economically. Likewise, the Debtors are required to seek the approval of the Bankruptcy Court for typical commercial activities, if such activities could have a significant effect on their operations or on any of their stakeholders.

In view of the foregoing, the Management of the Company understands that, it is no longer able to exercise its power over such entities to significantly influence on the Maxus Entities’ operations and results, a necessary condition established by IFRS 10 to establish the existence of an effective financial control and therefore, it proceeded to deconsolidate the investments in the Maxus Entities from June 17, 2016.

According to ASC 810, this loss of control may involve a gain or loss for the controlling company, since the controlling company must reconcile its non-controlling interest at fair value after deconsolidating the assets and liabilities of the entities. The obligations related to the reorganization process undertaken as described in part a) of this Note have also been considered for purposes of this calculation. As a result, in fiscal year 2016, the Group has recorded a gain of 1,528 in “Other net operating results”.

28. CONTINGENT ASSETS AND LIABILITIES

28.a) Contingent assets

The Group does not have any significant contingent assets.

28.b) Contingent liabilities

The Group has the following contingencies and claims, individually significant, that the Management of the Company, in consultation with its external counsels, believes have possible outcome. Based on the information available to the Group, including the amount of time remaining before trial among others, the results of discovery and the judgment of internal and external counsel, the Group is unable to estimate the reasonably possible loss or range of loss on certain matters referred to below:

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

28. CONTINGENT ASSETS AND LIABILITIES (Cont.)

28.b.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, in addition to the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (Consejo Federal de Medio Ambiente), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the CSJN. YPF has answered the demand requesting its rejection, opposing failure of the plaintiff and requiring the summons of the Argentine Government, due to its obligation to indemnify YPF for events and claims before January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The CSJN gave the plaintiffs a term to correct the defects in the complaint. On August 26, 2008, the CSJN decided that such defects had already been corrected and on February 23, 2009, ordered that certain provinces, the Argentine Government and the Federal Environmental Council be summoned. Therefore, pending issues were deferred until all third parties impleaded appear before the court. As of the date of issuance of these consolidated financial statements, the provinces of Río Negro, Buenos Aires, Neuquén, Mendoza, and the Argentine government have made their presentations, which are not available to the Company yet. The Provinces of Neuquén and La Pampa have claimed lack of jurisdiction, which was answered by the plaintiff.

On December 30, 2014, the CSJN issued two interlocutory judgments. By the first, it supported the claim of the Provinces of Neuquén and La Pampa, and declared that all environmental damages related to local and provincial situations were outside the scope of his original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under his venue.

By the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol and the directors who served in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

In addition, it should be highlighted that YPF learned about other three court complaints filed by ASSUPA against:

(i) Concessionary companies in the San Jorge Gulf basin areas

On December 28, 2016, YPF received notice of the complaint. The deadline set for preliminary defenses was May 31, 2017, and the deadline to respond to the complaint was June 30, 2017. YPF has timely filed a defense for a legal flaw and the court ordered the suspension of the terms to answer the complaint. The terms will continue to be suspended until a final decision is entered thereon asserted by the company.

(ii) Concessionary companies in the Austral basin areas

A highly summarized action has been ordered. In addition, an interim relief has been issued by the Lower Court to notify several companies of the existence of the suit, and for the defendants to contribute certain information. YPF appealed this decision, and the Court of Appeals partially upheld the appeal, reversing the lower court ruling ordering various entities to provide notification of this claim. In the same decision, the Court of Appeals confirmed that the defendants had an obligation to provide certain information but stated that YPF and the other defendants had already complied with such obligation. On November 2, 2015, YPF was notified of the lawsuit. Following YPF’s request, the court ordered on November 4, 2015 to suspend the procedural time limits.

On November 23, 2017, the plaintiff requested the Court to decide on its motion requesting the National Government and the Provinces of Santa Cruz and Tierra del Fuego to be summoned to appear as third parties in compliance with the ruling dated December 6, 2017 whereby the court ordered the issuance of such summons, so that the National Government–and the provinces mentioned above –enter an appearance in the case within the term of 60 days. The court ordered the suspension of deadlines until their appearance or expiration of the deadline.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

28. CONTINGENT ASSETS AND LIABILITIES (Cont.)

On June 4, 2018, the Argentine Government answered as the third party summons sought by the plaintiff, and requested dismissal thereof. On August 14, 2018 the province of Tierra del Fuego answered a summons as a third party stating its intention not to voluntarily appear in the case and requested its exclusion thereof. On September 11, 2018, the Province of Santa Cruz answered the summons as a third party, stating that it has no interest in participating in the case and adhered to what was stated by the Province of Tierra del Fuego.

(iii) Concessionary companies in the Northwest basin areas

The action was submitted to ordinary proceedings. On December 1, 2014, the Company was notified about the complaint. The procedural deadlines were suspended at the Company’s request. Subsequently, on May 3, 2016, YPF was once again notified of the complaint, and the deadlines were reinstated. Consequently, the Company filed a motion requesting that the deadlines be suspended until the plaintiff clarifies whether or not it will annex certain documentary evidence referred to in the complaint. The Judge sustained the Company’s motion and suspended again the deadlines to answer the complaint. On April 19, 2017, YPF was served with notice of the ruling of the Court ordering to resume the procedural time limits against which YPF has timely filed a defense for a legal flaw. The court has not decided upon it yet and ordered the suspension of the terms to answer the complaint. The terms will continue to be suspended until a final decision is entered on such defense asserted by YPF.

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo

A group of neighbors of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, have filed two other environmental lawsuits, one of them desisted in relation to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. Currently, it is not possible to reasonably estimate the outcome of these claims, as long as, if applicable, the corresponding legal fees and expenses that might result. YPF has the right of indemnity by the Argentine Government for events and claims prior to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

By means of judgment dated July 8, 2008, the CSJN:

(i)

Determined that the Basin Matanza Riachuelo Authority (“ACUMAR”) (Law No. 26,168) should be in charge of the execution of the program of environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible of its development; delegated in the Federal Lower Court of Quilmes the knowledge of all the matters concerning the execution of the remediation and reparation; declared that all the litigations related to the execution of the remediation plan will accumulate and will proceed before this court and established that this process produces that other collective actions that have for object the environmental remediation of the basin be dismissed (“littispendentia”). YPF has been notified of certain resolutions issued by ACUMAR, by virtue of which YPF has been requested to present an Industrial Reconversion Program, in connection with certain installations of YPF. The Program has been presented although the Resolutions had been appealed by the Company;

(ii)	Decided that the proceedings related to the determination of the responsibilities derived from past behaviors for the reparation of the environmental damage will continue before that Court.

In addition to the claims discussed under 14.a.4), which discusses environmental claims in Quilmes, the Company has other legal and non-judicial claims against it, based on similar arguments.

On the other hand, the monitoring tasks carried out routinely by YPF have allowed YPF to warn against degrees of affectation in the subsoil within the vicinity of the Luján de Cuyo refinery, which led to the creation of a program for surveying, evaluating and remedying liabilities that the Company is in the process of implementing with agencies in the Province of Mendoza, the costs which have been charged to provision in the remediation program of environmental issues of the Group.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

28. CONTINGENT ASSETS AND LIABILITIES (Cont.)

28.b.2) Contentious claims

•	Petersen Energía Inversora, S.A.U and Petersen Energía, S.A.U. (collectively, “Petersen”)

On April 8, 2015, Petersen, former YPF Class D shareholder, filed a lawsuit against the Republic of Argentina and YPF in the Federal District Court for the Southern District of New York. The litigation is being conducted by the bankruptcy trustee of the previously mentioned companies due to a liquidation process pending in a Commercial Court in Spain. The complaint contains claims related to the expropriation of the controlling interest of Repsol in YPF by the Argentine Republic in 2012, asserting that the obligation by the Argentine Republic to make a purchase offer to the remaining shareholders would have been triggered. Claims are grounded on allegations that the expropriation breached contract obligations contained in the initial public offering and bylaws of YPF and seeks unspecified compensation. YPF considers that the claim against the Company has no merit and filed a motion to dismiss on September 8, 2015, the date which was set as a result of the extension of the term provided for by the Court. On the other hand, Petersen filed an objection against YPF’s motion to dismiss.

On July 20, 2016, the Court held a hearing during which the parties made their arguments regarding the motion to dismiss, and responded to questions asked by the Judge. On September 9, 2016, the United States District Court for the Southern District of New York issued a decision partially dismissing the complaint filed by Petersen against YPF at this preliminary stage. The Company appealed this decision, requesting a complete dismissal of the complaint at this preliminary stage.

On June 15, 2017, a hearing was held so that the parties could orally present their arguments.

On July 10, 2018, the United States Court of Appeals for the Second Circuit held that the United States District Court for the Southern District of New York has jurisdiction over this judicial matter, but without rendering an opinion as to the merits of the complaint. The Company and the Argentine Republic appealed such resolution on July 24, 2018 requesting reconsideration by the Court of Appeals that ruled (“Panel rehearing”) or a review of the resolution by the Court of Appeals as a whole (“Rehearing en banc”).

On August 30, 2018, the Rehearing en banc filed by the Company and the Argentine Republic was rejected. For that reason, the process was suspended until the case was remanded to the United States District Court for the Southern District of New York. However, YPF requested a stay motion (“stay of mandate”), which was granted on October 2, 2018 for a period of thirty days. On October 31, 2018, the Company filed a writ of certiorari with the Supreme Court of Justice of the United States so that the process is stayed until this court finally decides on its merits.

Additionally, the republics of Mexico and Chile appeared in Court as Amicus Curiae.

On January 7, 2019, the Supreme Court of Justice of the United States requested the Solicitor General (advisor to the U.S. Ministry of Justice in charge of all the proceedings pending in the U.S. Supreme Court of Justice) to decide on the admissibility of the writ of certiorari filed by the Company and the Argentine Republic. At present, the file is waiting for the Solicitor General to request the opinion of the U.S. Department of State.

As of the date of issuance of these consolidated financial statements, there are no elements in YPF’s possession that allow quantifying the possible impact that this claim could have on the Company.

The Company categorically rejects the claims asserted in the complaint for being inadmissible and will file all necessary legal remedies and take all defensive measures in accordance with the applicable legal procedure in order to defend its rights.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

28. CONTINGENT ASSETS AND LIABILITIES (Cont.)

•	Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. y Eton Park Fund, L.P. (jointly referred to as “Eton Park”)

On June 2, 2017, Eton Park, a former YPF shareholder, filed a complaint against the Argentine Republic and YPF in the United States District Court for the Southern District of New York, for alleged damages that it would have suffered during the process of expropriation of shares that the Argentine Republic took over the majority stake of Repsol in YPF in 2012. The complaint, which seeks unspecified compensation, states that the alleged obligations assumed in the bylaws and in the initial public offering of YPF shares were violated, which imposed obligations related to a public offering made to the rest of the shareholders.

The claim was temporarily on hold, pending the resolution of the Second Circuit of the United States on the Petersen case; however, after the resolution referred to in the preceding paragraph, Eton Park requested that procedural terms be resumed. Likewise, YPF requested the Court to summon the parties to a hearing in order to agree on how the trial should proceed, proposing the answer to the complaint be filed within 45 days from the final resolution in the Petersen case.

On July 30, 2018, the Court ruled that the suspension of the process will stand for 10 days after the date of the Appeal Court’s resolution on the admissibility of the appeal in the Petersen Case, which was filed on July 24, 2018.

On August 30, 2018, the appeal filed by the Company and the Argentine Republic in the Petersen case was rejected. On October 2, 2018, the stay of mandate was granted for thirty days requested by YPF and on October 31, 2018, the Company filed the writ of certiorari, as mentioned in the Petersen Case.

On September 6, 2018, the Company made a filing so that the Eton Park process remained stayed until the stay of mandate in Petersen was still in force. On September 11, 2018, the Court granted the petition to the Company. Thus, as the Second Circuit of the United States has not made the “issuance of the mandate” in the Petersen case, the Eton Park case remains stayed.

As of the date of these financial statements, there are no factors that YPF can use to quantify the possible impact that this claim might have on the Company.

The Company categorically rejects the claims asserted in the complaint for being inadmissible and will file all necessary legal remedies and take all defensive measures in accordance with the applicable legal procedure in order to defend its rights.

28.b.3) Claims before the CNDC

•	Claims for fuel sale prices

The Group was subject to certain claims before the Antitrust Board, which are related to alleged price discrimination in sale of fuels. And which were timely answered by YPF.

28.b.4) Tax claims

•	Dispute over the cost deduction for well abandonment

The Company has consistently recorded the cost of abandoning wells in accordance with the criteria detailed in Note 2.b.6 and, in the absence of a specific treatment of that subject in the income tax law and its Regulatory Decree, has deducted the charge for well plugging costs in the calculation of this tax, based on the general criteria of the standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been done.

Although both consider it a deductible expense, the disagreement between YPF and the AFIP stems from the criteria that each of them uses to decide when the obligation to plug arises which, in turn, is the one that determines when the deduction from the income tax should be taken.

The AFIP understands that the deduction of costs due to the abandonment of wells should be deferred until the taxpayer has the opportunity to proceed with plugging the well, once the wells have been exhausted, considering the abandonment of the well to be the event generating the charge for well plugging costs.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

28. CONTINGENT ASSETS AND LIABILITIES (Cont.)

On the other hand, the Company, as well as other companies in the oil industry, understands that the event that generates the well plugging costs in connection with the abandonment of wells is the act of drilling, as the drilling constitutes environmental impact and, consequently, the obligation to repair such impact through well plugging arises from that moment. This obligation is not subject to any condition since there is no uncertainty as to whether well depletion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil industry.

In June 2016, the Ministry of Hydrocarbons Resources of MINEM (Secretaría de Recursos Hidrocarburíferos del MINEM), the competent body to clarify the origin of the legal obligation in the matter, and in response to a consultation of the Chamber of Oil Exploration and Production, ruled in favor of the position of the oil companies and concluded that the substantial event generating the charge for the abandonment of wells is the drilling.

This response of the Chamber has been reported to the AFIP by both the Ministry of Hydrocarbon Resources and by YPF but, with respect to different questions the AFIP disregarded this position and, on December 29, 2016, notified the Company of two resolutions, adjusting the income tax for the fiscal periods 2005 to 2009 and questioning the criteria followed by the Company. On February 20, 2017, YPF filed the corresponding appeal to the Fiscal Tribunal of the Nation (Tribunal Fiscal de la Nación) for such unilateral determinations.

The disputed amount for the years claimed by AFIP amounts to a total of 4,354 considering principal and interest.

On June 15, 2018, the Company was notified of the AFIP’s determination, whereby the income tax for fiscal year 2010 was adjusted by 1,175. On July 10, 2018 the Company filed the corresponding appeal to the Fiscal Tribunal of the Nation.

On July 24, 2018, the Company was given notice of the commencement of an inspection procedure regarding fiscal year 2017.

On November 7, 2018, the Company was notified of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2011 to 2016, inclusive. The Company filed its defense on December 21, 2018.

Notwithstanding the progress of these proceedings and ongoing investigations (and prosecution of other companies in the industry), the Company, based on its opinion and that of its external advisors, considers that it has strong arguments defending the adopted criteria to be strong. Without prejudice to the foregoing, the Company will evaluate the most convenient alternatives related to this issue. See Note 30.j.

•	Dispute over customs duties

Between 2006 and 2009, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado brought certain summary proceedings based on alleged formal misstatements on future commitments of crude oil deliveries in the loading permits, for periods prior to and subsequent to the existence of export duties, for which they calculated the difference between the contractual price declared and the price in force at the time of export to determine fines under the terms of the Customs Code.

The Customs General Administration may question whether the contractual price agreed to by the Company and declared in loading permits is an appropriate amount when calculating export duties. However, the Company understands that there is no violation for declaring the contractual price of a transaction.

The summaries ended the administrative reviews before the Customs General Administration and are in full appeal before the Argentine Tax Court. On March 3, 2017, the Company was notified of an adverse judgment handed down by the Argentine Tax Court regarding the criteria employed for crude oil delivery operations after 1998 and for which fines were determined in accordance with Article 954 (c) of the Customs Code for approximately 11 exports that occurred prior to the existence of export duties. The Company appealed before the Court of Appeals with staying effects.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

28. CONTINGENT ASSETS AND LIABILITIES (Cont.)

On March 31, 2017, the Company resolved to pay differences in export duties that had been objected to by several Customs, arising from future deliveries of crude oil commitments, by adhering to the anticipated moratorium provided for in Law 27,260. This action allowed the abatement of interest and cancellation of the applied fines underlying the substantial obligation. For this purpose, presentations were file in all pending administrative and judicial cases evidencing the payment of the export duties and, where appropriate, the request for remission of the fines applied under the provisions set forth in Law 27,260. The summary proceedings and other proceedings in which the application of a fine is the matter at issue when there were no export duties are still pending, applying in that case the fine contemplated in article 954 clause c), which amounts to 400 as of the date of this consolidated financial statements.

On April 18, 2018, the Company was notified of the judgment rendered by the Federal Appeals’ Court No. IV which ruled that the fines imposed by the customs authority of Neuquén were condoned, due to the fact that there were no export duties, based on section 56 of Act No. 27,260. The Customs authority filed an extraordinary appeal before CSJN. The same decision was adopted in a judgment recently rendered in another case by the same Court of Appeals, which was also appealed to the CSJN.

The Company, based on its opinion and that of its external advisors, believes the claim has no legal merit and that it has a strong case in defense of the approach adopted in the dispute mentioned above.

28.b.5) Other claims

Additionally, the Group has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been accrued since Management, based on the evidence available as of the date of issuance of these consolidated financial statements, has assessed them to be possible contingencies.

29. CONTRACTUAL COMMITMENTS

29.a) Agreements of extension of concessions

•	Neuquén

Loma La Lata—Sierra Barrosa Areas

On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years (until November 2027) the concession for the exploitation of Loma La Lata – Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Argentine Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Argentine Government for the extension of the concession mentioned above and committed, among other things, to define a disbursement and investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by the Public Emergency Law.

On July 24, 2013, in order to make feasible the implementation of a non-conventional hydrocarbons project, YPF and the Province of Neuquén signed an Agreement under which the Province of Neuquén agreed to (i) separate from the Loma La Lata – Sierra Barrosa exploitation concession a surface area of 327.5 km2; (ii) incorporate such separated surface area into the surface area of the Loma Campana exploitation concession, forming a surface area of 395 km2 and (iii) extend the Loma Campana exploitation concession for a term of 22 years starting from the date of its expiration (until November 11, 2048).

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

The commitments made by the Company are as follows: (i) payment of US$ 20 million in consideration for the effect that the separation of surface from the Area Loma La Lata—Loma Campana has on the conventional production, payable within 15 days of the legislative ratification of the Agreement; (ii) payment of US$ 45 million on the Corporate Social Responsibility concept, payable during the years 2013, 2014 and 2015; (iii) payment of 5% on the investment project profits after taxes, applicable as from December 2027; (iv) 50% reduction, as from August 2012, of the subsidy applicable to the price of natural gas for the Methanol Plant according to the terms of the Commitment Act of 1998 signed between the Company and the Province of Neuquén; (v) make an investment of US$ 1 billion within a period of 18 months beginning on July 16, 2013; and vi) prioritize the recruitment of labor, suppliers and services based in Neuquén.

Rincón del Mangrullo Block

On August 1, 2017, YPF and the Province of Neuquén entered into an Agreement whereby they agreed the terms for obtaining an Unconventional Exploitation Concession in the Rincón del Mangrullo block (the “Block”), which will result in an increase of the current activity of the Block and an extension of the current effective term, which expires in 2022. As of the granting of the new concession, YPF may exploit the Block until 2052, with the possibility of re-extending this term.

Through this agreement, YPF is committed to investing US$150 million to carry out a pilot program consisting of the drilling of 13 wells to continue the development of the Mulichinco formation and investigate other formations such as Vaca Muerta and Lajas.

On August 11, 2017, the unconventional exploitation concession of the Block was granted in favor of YPF by Provincial Decree No. 1,316/17, as of that date, the Agreement entered into force.

YPF currently has subscribed an Investment Agreement with Petrolera Pampa S.A. (“Pampa”), through which the Company operates the area and Pampa participates in the production arising from certain formations of the Block, and YPF maintains 100% of the rights to Vaca Muerta and Quintuco. Within this framework, YPF will hold 100% of the new Concession of Unconventional Exploitation and the current concession of the Block, continuing with the Investment Agreement with Pampa.

Other concessions

Additionally, in 2008 and 2009, YPF entered into a series of agreements with the Province of Neuquén, to extend for ten additional years the term of the production concessions on several areas located in that province, which, as result of the above mentioned agreement, will expire between 2026 and 2027. As a condition for the extension of these concessions, YPF undertook the following commitments, among others, upon the execution of the agreements: (i) to make to the Province total initial payments of US$ 204 million; (ii) to pay in cash to the Province an “Extraordinary Production Royalty” of 3% of the production of the areas involved. In addition, the parties agreed to make adjustments of up to an additional 3% in the event of an extraordinary income according to the mechanisms and reference values established in each signed agreement and (iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures in the production concessions that are the purpose of the agreements in a total amount of US$ 3,512 million until the expiring date of the concessions.

•	Mendoza

In April 2011, YPF entered into an agreement with the Province of Mendoza to extend for 10 years the term of certain exploitation concessions (one of which is “La Ventana”), and the transportation concessions located in the province, from the expiration of the original terms of the grant.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

By signing the memorandum of agreement, YPF assumed certain commitments within which includes: (i) to make initial payments to the province of Mendoza in an aggregate amount of approximately US$ 135 million, on the date specified in the agreement; (ii) to pay the province of Mendoza an “Extraordinary Production Royalty” of 3% of the production of the areas included in the agreement. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or a higher monthly average price of crude oil and/or natural gas according to a mechanism and reference values established in the memorandum of agreement; (iii) to carry out exploration activities and make certain investments and expenditures in a total amount of US$ 4,113 million until the expiration of the extended term, as stipulated in the agreement; and; (iv) to make payments equal to 0.3% of the annual amount paid as “Extraordinary Production Royalty” intended for the Institutional Strengthening Fund, in order to purchase equipment and finance training activities, logistics and operational expenses in certain government agencies of the province of Mendoza specified in the agreement, among others.

•	Santa Cruz

During November 2012, YPF entered into an agreement with the Province of Santa Cruz to extend for 25 years the term of certain exploitation concessions, from the expiration of their original terms.

By signing the memorandum of agreement, YPF assumed certain commitments which include: (i) to make initial payments to the province of Santa Cruz in an aggregate amount of approximately of US$ 200 million, on the date specified in the agreement; (ii) to pay the province of Santa Cruz a Production Royalty of 12% plus an additional of 3% over the production of conventional hydrocarbons; (iii) to pay the province of Santa Cruz a Production Royalty of 10% over the production of unconventional hydrocarbons; (iv) to make certain investments on the exploitation concessions, as stipulated in the agreement; (v) to carry out exploration activities in the remaining exploration areas; (vi) to contribute with social infrastructure investments within the province of Santa Cruz in an amount equivalent to 20% of the amount of the extension royalty; and (vii) to define and prioritize a remediation plan of environmental liabilities with reasonable technical criteria and the extent of remediation tasks within the term of the concessions.

Moreover, on September 1, 2017, by Decree 773/17 issued by the Government of the Province of Santa Cruz, YPF received the award of the El Turbio area that had been offered by the province through the National and International Public Tender No. 03/IESC/17. On September 25, 2017, YPF subscribed the contract for the exploration and potential exploitation of the area.

•	Salta

On October 23, 2012, YPF entered into an agreement with the province of Salta to extend for 10 years the original term of certain exploitation concessions from the expiration of their original terms. YPF and associated signatory companies (Tecpetrol S.A., Petrobras Argentina S.A., Compañía General de Combustibles S.A. and Ledesma SAAI) by signing the memorandum of agreement made, among others, the following commitments: (i) conducting in the Aguaragüe area, on the dates indicated in the agreement and during the first two years, the following investments: a minimum amount in development plans, involving the drilling of development wells (at least 3) and expansion of production facilities and treatment of hydrocarbons of US$ 36 million, (ii) YPF and each of the associated signatory companies will recognize for the province a special extraordinary contribution equal to 25% of the amount corresponding to royalties of 12% referred to in art. 59 and 62 of Law 17,319, (iii) YPF and each of the associated signatory companies will recognize for the province an additional payment to the special extraordinary contribution, only when conditions of extraordinary income are verified in the marketing of oil crude production and natural gas from the concessions, under price increase obtained by each party, from the sum of US$ 90/bbl in the case of crude oil production and the sum equivalent to 70% of import gas prices, (iv) YPF and each of the associated signatory companies will pay to the province, and in the proportion that corresponds to each one, a one-time sum of US$ 5 million in the concept of bonus extension, (v) YPF and the associated signatory companies undertake to make investments for a minimum amount of US$ 30 million in additional exploration work to be implemented in the concessions.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

On April 3, 2017, YPF subscribed an Amendment Agreement with the Province of Salta for purpose of amending the agreement entered into on October 23, 2012. The signatories are the same in both Agreements. The Amendment Agreement establishes that the obligations described in paragraphs (i), (ii) and (iv) have been met, and with respect to the obligations referred to in paragraph (v), it establishes that they will be replaced by the drilling of 2 development wells for a minimum amount of US$ 26 million. In the event that the development wells yield satisfactory productive results for YPF and the associated companies, contingent on such results, the parties agreed to drill an additional development well. The parties have begun to fulfill this commitment and will finalize it within 365 calendar days of the effective date of such agreement. Furthermore, YPF and the signatory associated companies must drill an exploration well for an amount of US$ 4 million within the term of 365 days of the effective date of the Amendment Agreement.

•	Chubut

On October 2, 2013, the Province of Chubut published the law for the approval of the Agreement to Extend the Exploitation Concessions El Tordillo, La Tapera and Puesto Quiroga, located in the Province of Chubut. YPF holds 12.196% of the concessions, while Petrobras Argentina S.A. holds 35.67% and Tecpetrol S.A. holds the remaining 52.133%. The Concessions were extended for a 30-year period counted as from the year 2017. The main terms and conditions agreed by the Province of Chubut comprise the commitment of the companies belonging to the JO to make the following payments and contributions: (i) paying US$ 18 million as Historical Remediation Bonus; (ii) paying a Compensation Bonus amounting to a fixed 4% over the production of gas and oil since 2013 (this is calculated as an additional royalty); (iii) covering expenses and investments related to the protection and conservation of the environment; (iv) maintaining a minimum amount of equipment for drilling and work-overs in operation; (v) after the first ten years of extension, Petrominera S.E. will acquire a 10% interest in the exploitation concessions.

Furthermore, on December 26, 2013, YPF and the Province of Chubut signed an Agreement for the extension of the original term of the Concessions for the Exploitation of Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol. The Extension Agreement was ratified by the Legislature of the Province of Chubut on January 17, 2014, and by the Company’s Board of Directors on February 24, 2014; thus complying with the precedent conditions established in the Extension Agreement. The following are the main terms and conditions agreed with the Province of Chubut: YPF holds 100% of the exploitation concessions, except for the concession Campamento Central – Cañadón Perdido, where ENAP SIPETROL S.A. holds 50%. A 30-year extension was established for the terms of the exploitation concessions that expire in the years 2017 (Campamento Central – Cañadón Perdido and El Trébol – Escalante), 2015 (Restinga Alí) and 2016 (Manantiales Behr). YPF undertook, among others, the following obligations: (i) to pay a Historical Compensation Bonus of US$ 30 million; (ii) to pay to the Province of Chubut the Hydrocarbons Compensation Bonus amounting to 3% of the oil and gas production (calculated as an additional royalty); (iii) to meet a minimum level of investment; (iv) to maintain a minimum amount of equipment for drilling and work-over under hire and in operation; and (v) to assign to Petrominera S.E. 41% of YPF’s interest in the exploitation concessions of El Tordillo, La Tapera and Puesto Quiroga (amounting to 5% of the total concessions) and in the related JO.

•	Rio Negro

In December 2014, YPF, YSUR Energía Argentina S.R.L., YSUR Petrolera Argentina S.A. (companies merged with YPF) entered into a Renegotiation Agreement with the Province of Rio Negro to extending for 10 years the original term of the following exploitation concessions as from maturity of their original granting terms: (i) “El Medanito”, “Barranca de los Loros”, “Señal Picada-Punta Barda”, “Bajo del Piche” where YPF holds 100%, up to November 14, 2027; (ii) “Los Caldenes” where YPF holds 100%, up to September 19, 2036; (iii) “Estación Fernández Oro”, where YSUR Energía Argentina S.R.L. holds 100%, up to August 16, 2026; and (iv) “El Santiagueño” where YSUR Petrolera Argentina S.A. holds 100%, up to September 6, 2025.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

The Renegotiation Agreement was confirmed by the legislature of the Province of Rio Negro by the issuance of Provincial Law No. 5027 dated December 30, 2014. The companies signing the Renegotiation Agreement assumed the following commitments, among others: (i) payment of US$ 46 million as Fixed Bonus, (ii) contributions to social development and institutional strengthening amounting to US$ 9.2 million, (iii) supplementary contributions equivalent to 3% of the monthly oil production and 3% of the monthly gas production, (iv) annual contributions for training, research and development, (v) compliance with a minimal development and investment plan, and (vi) investment for the execution of environmental remediation plans.

• Tierra del Fuego

Concessions of Tierra del Fuego, Los Chorrillos and Lago Fuego

The Company has negotiated with the Executive Office of the province of Tierra del Fuego the terms in order to extend their concessions in such province, having signed, on December 18, 2013, the Agreement of Extension of concessions of Tierra del Fuego (until November 14, 2027), Los Chorrillos (until April 18, 2026) and Lago Fuego (until November 6, 2027). On October 10, 2014, Act No. 998 and Act No. 997 approving the extension agreements were enacted.

Magallanes Area

On August 25, 2017, YPF signed an Extension Agreement with the province of Tierra del Fuego (hereinafter the “Memorandum of Agreement”) to extend the original term of the concession for the exploitation of hydrocarbons on the Magallanes Area owned by YPF, in the fraction corresponding to the granting jurisdiction of the Province of Tierra del Fuego for a period of ten years until November 14, 2027 under the terms set forth in Article 35 of the Hydrocarbons Law No. 17,319.

Moreover, the Memorandum of Agreement executed between YPF and the Province of Tierra del Fuego establishes, among others, the following points: (i) the payment of the sum of US$ 7.9 million as an extension bonus, (ii) a commitment to invest in the Area until the end of the extension period; and (iii) the payment to the Province of Tierra del Fuego as royalties of 15% of the computable production of crude oil and natural gas from the Area, in the portion located within the jurisdiction, in accordance with the provisions set forth in Article 59 of Law No. 17,319.

The Memorandum of Agreement was ratified by Provincial Decree N° 2.406/17 dated September 5, 2017 and provincial law N° 1,178 enacted on September 19, 2017.

•	National Executive Branch

The National Executive Branch by Administrative Decision No. 1/2016, published on January 8, 2016, extended the term of the exploitation concession in the Magallanes area for the National Government’s portion, as from November 14, 2017 for a period of 10 years, in accordance with Section 35 of Law No. 17,319.

The Administrative Decision No. 1/2016 establishes the following terms and conditions: (i) approval of the investment plan (ii) the payment of US$ 12.5 million as an extension bonus, which has been appealed by YPF as to its calculation which has not been defined to date, and (iii) the payment of 15% of royalties on the production of hydrocarbons pursuant to Article 59 of Law No. 27,007.

29.b) Project investment agreements

•	Agreements for the development of Loma La Lata Norte and Loma Campana areas

On July 16, 2013, the Company and subsidiaries of Chevron Corporation (“Chevron”) subscribed a Project Investment Agreement (the “LC Agreement”) with the objective of the joint exploitation of unconventional hydrocarbons in the province of Neuquén. The LC Agreement contemplates an expenditure, subject to certain conditions, of US$ 1,240 million by Chevron for the first phase of work to develop about 20 km2 (the “pilot project”) (4,942 acres) of the 395 km2 (97,607 acres) corresponding to the area dedicated to the project, located in the aforementioned province and includes Loma La Lata Norte and Loma Campana areas. This first pilot project includes the drilling of more than 100 wells.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

During September 2013, and upon the fulfillment of certain precedent conditions (which included the granting of an extension of the Loma Campana concession maturity until 2048 and the unitization of that area with the sub-area Loma La Lata Norte), Chevron made the initial payment of US$ 300 million.

On December 10, 2013, the Company and some of its subsidiaries and subsidiaries of Chevron successfully completed the pending documents for the settlement of the Investment Project Agreement, which enables the disbursement by Chevron of US$ 940 million, in addition to the US$ 300 million that such company has already disbursed. For such purposes, the Company and Chevron made the necessary contracts for the assignment in favor of Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) of 50% of the exploitation concession Loma Campana, and supplementary agreements including the contract for the organization of the JO and the Joint Operating Agreement for the operation of Loma Campana, where YPF participates as area operator.

The Company indirectly holds 100% of the capital stock of CHNC, but under the existing contractual arrangements, it does not make financial or operative decisions relevant to CHNC and does not fund its activities either. Therefore, the Company is not exposed to any risk or rewards due to its interest in CHNC. Thus, as required by IFRS, the Company has valued its interest in CHNC at cost, which is not significant, and has not recorded any profit or loss for such interest for the years ended December 31, 2018, 2017 and 2016.

Considering the rights that Chevron could exercise in the future over CHNC to access to the 50% of the concession and supplementary rights, and as a guarantee for such rights and other obligations under the LC Agreement, a pledge over the shares of YPF’s affiliate, which is an indirect holder of YPF’s interest in CHNC, has been made in favor of Chevron.

In this context, and considering that YPF is the Loma Campana area operator, the parties have executed a Project Obligations, Indemnities and Guarantee Agreement, by virtue of which the Company makes certain representations and guarantees in relation to the LC Agreement. This guarantee on the operation and management of the Project does not include the project’s performance or return on investment, both at the exclusive risk of Chevron.

Finally, other supplementary agreements and documents related to the LC Agreement have been signed, including: (a) the agreement for the allocation of certain benefits deriving from Decree No. 929/2013 from YPF to CHNC; (b) terms and conditions for YPF’s acquisition of natural gas and crude oil pertaining to CHNC for 50% of the interest in the Loma Campana area; and (c) certain agreements for the technical assistance of Chevron to YPF.

During April 2014, YPF and certain of its subsidiaries and subsidiaries of Chevron, successfully completed the second phase of the LC Agreement and Chevron has confirmed its decision to continue with the investment project in unconventional hydrocarbons in the Loma Campana area, thereby commencing the third phase of such project. The duration of this third phase will encompass the life of the project, until the expiration of the Loma Campana concession.

During fiscal years 2018, 2017 and 2016, YPF and CHNC carried out transactions, among others, the purchases of gas and crude oil by YPF for 14,295, 5,672 and 5,912, respectively. These transactions will be consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2018, 2017 and 2016 amounts to 2,064, 654 and 544, respectively.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste– Narambuena area

During April 2014, YPF and Chevron signed a new project investment agreement with the objective of the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment will be disbursed in two stages.

To this end, the Company and Chevron entered into the necessary agreements to implement the assignment to Compañía de Desarrollo No Convencional S.R.L (“CDNC”) of (a) a 50% interest in the Narambuena Exploration Project Area and (b) a 7% legal interest in the Exploitation Concession of Chihuido de la Sierra Negra in Neuquén and Mendoza. However, contractual rights of Chevron are limited to Narambuena Area, as YPF will hold 100% ownership of the conventional production and reserves outside the Project Area and Desfiladero Bayo field. On May 29, 2015, the first phase of the agreement was settled with the fullfilment of the relevant assignments.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

In October 2017, Chevron decided to go ahead with the second phase of the project that consists of the drilling and completion of 43 horizontal wells in the period 2018 – 2019. The Company indirectly holds a 100% interest in the capital stock of CDNC; however, as pursuant to effective contractual agreements, the Company neither exercises CDNC’s relevant financial and operating decision-making rights nor funds its activities, the Company is not exposed to risks and benefits for its interest in CDNC. Therefore, according to IFRS, the Company has valued its interest in CDNC at cost, which is not significant, and has not recorded any income (loss) for the said interest for the fiscal years ended December 31, 2018, 2017 and 2016.

•	Agreements for the development of El Orejano area

On September 23, 2013, the Company, Dow Europe Holding B.V. and PBB Polisur S.A., (hereinafter, collectively, “Dow”) signed an agreement (the “Dow Agreement”), which contemplates an expenditure by both parties of up to US$ 188 million which will be directed towards the joint exploitation of an unconventional gas pilot project in the Province of Neuquén, in El Orejano area. Dow contributed US$ 120 million out of the US$ 188 million provided by means of a financing agreement convertible into a participation in the project, which includes a first phase of work during which 16 wells would be drilled.

On October 22, 2015, both parties agreed to an addendum to the Dow Agreement which provides, among other things, for: (i) an increase in the amount to be disbursed by Dow, by US$ 60 million, totaling US$ 180 million, through a convertible financing in an interest in the project, for the same purposes and effects than those of the previous disbursements, and (ii) the extension of the time period during which Dow may exercise the conversion option, up to December 18, 2015. On October 30, 2015, the Company received the additional amounts committed.

On December 15, 2015, Dow exercised the option provided for in the Dow Agreement, whereby YPF has assigned 50% of its interest in the exploitation concession of El Orejano area, which amounts to a total area of 45 km2, in the Province of Neuquén.

In addition, the parties have formed a JO for the exploration, evaluation, exploitation and development of hydrocarbons in El Orejano area, which became effective on January 1, 2016 and in which Dow and YPF each have a 50% interest.

•	Agreements for the development of Rincón del Mangrullo area

On November 6, 2013, the Company and Petrolera Pampa S.A. (hereinafter “Petrolera Pampa”) signed an investment agreement under which Petrolera Pampa undertakes to invest US$ 151.5 million in exchange for 50% of the interest in the production of hydrocarbons in the area of Rincón del Mangrullo in the Province of Neuquén, pertaining to the formation “Formación Mulichinco” (hereinafter the “Area”), where YPF will be the area operator.

During this first stage, Petrolera Pampa has committed to invest US$ 81.5 million for the drilling of 17 wells and the acquisition and analysis of about 40 km2 of 3D seismic data.

The second phase investment includes an investment of US$ 70 million to drill 15 wells.

As of December 31, 2015, the two stages were completed.

On May 26, 2015, a supplementary agreement (the “Amendment”) to the investment agreement dated November 6, 2013 was signed. The Amendment established an interest of 50% of each of the parties in the entire production, costs and investments for the development of the Area with retroactive effect from January 1, 2015, excluding from the agreement only the formations of Vaca Muerta and Quintuco. It should be noted that on July 14, 2015, the necessary requirements for the effectiveness of the said Amendment were met.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

Such investments include surface facilities in the Area of US$ 150 million, which include the first expansion stage of the treatment facilities, bringing the current capacity of 2 to 4 million cubic meters per day to allow the conditioning and evacuation of future production from the block. The Amendment also includes the expansion of the investment commitment of Petrolera Pampa in a third investment phase of US$ 22.5 million, for the drilling of additional wells targeting the Mulichinco Formation. This third phase began on July 1, 2016, and the disbursement of US$ 15 million was completed by December 31, 2016. The remaining a balance of US$ 7.5 million was completed during the fiscal year ended December 31, 2017.

As of the date of issuance of these consolidated financial statements, YPF and Petrolera Pampa has already defined the coordinates of the second exploratory well of stage 1 to be drilled in 2019. According to the results, Pampa may choose to continue with a second investment stage with the same goal.

•	Agreements for the development of La Amarga Chica area

On August 28, 2014, the Company subscribed a preliminary agreement with Petronas (E&P) Overseas Ventures Sdn. Bhd, (hereinafter, “Petronas”), whereby YPF and Petronas agreed on the main terms and conditions to jointly develop a shale oil pilot project in three annual phases involving a jointly investment of up to US$ 550 million in the La Amarga Chica area, province of Neuquén. Petronas will invest US$ 475 million and YPF will invest US$ 75 million. YPF will be the operator of the area and will assign a 50% interest in the concession to Petronas E&P Argentina S.A. (hereinafter “PEPASA”), a Petronas affiliate. Dated December 10, 2014 the Company and PEPASA, entered into the Investment Project Agreement based on the terms established in the preliminary agreement executed with Petronas.

Likewise, the parties signed the following supplementary agreements to the Investment Project Agreement: (a) Assignment Agreement for the assignment of 50% of the concession of the La Amarga Chica area; (b) JO formation contract; (c) JO Agreement; (d) Assignment Guarantee Agreement; (e) First Option Agreement for trading crude oil; and (f) Assignment of Rights on Hydrocarbon Export Agreement.

Additionally, Petronas granted a payment guarantee for certain financial obligations assumed by PEPASA under the Investment Agreement.

Once contributions of each annual phase of the Pilot Plan have been made, PEPASA will be entitled to exercise a right of exit from the Investment Project Agreement upon surrender of its participation in the concession and the settlement of liabilities as of the date of opt-out (without access to the 50% of the net production value of drilled wells until exercise of the opt-out options).

Upon full compliance with the parties’ commitments during the Pilot Plan, each party will contribute 50% to the work schedule and cost budget based on the JO Agreement. The Investment Project Agreement provides that during the three phases of the Pilot Plan, a 3D seismic acquisition and processing program will be completed, covering the whole concession area, 35 wells will be drilled with the Vaca Muerta formation as the objective (including vertical and horizontal wells), and a series of surface installations will be built with the purpose of evacuating the area production.

As of December 31, 2018, the third and last stage of the Pilot was completed and the Parties decided on the start of the full development of the area.

•	Granting of exploitation concession for Lindero Atravesado block – Neuquén

On July 10, 2015, the Province of Neuquén agreed to award to both partners, Pan American Energy LLC (Sucursal Argentina) and YPF, pro rata in accordance with their respective interests (62.5% and 37.5%, respectively) in the “Lindero Atravesado” joint venture, the right to an Unconventional Hydrocarbons Exploitation Concession for a 35-year term, pursuant to the provisions of sections 27 bis, 35(b) and related sections of Law No. 17,319, as amended by Law No. 27,007. As a condition to the award of the above mentioned concession rights, concession holders agreed to carry out an Unconventional Tight Gas Pilot program within 4 years, beginning on January 1, 2015, with an investment of US$ 590 million. On July 16, 2015, an agreement in this respect was approved by Decree No. 1540/2015 of the Province of Neuquén.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

•	Extension of the JO Agreement for the Magallanes Area

On November 17, 2014, Enap Sipetrol Argentina (“ENAP”) made to YPF, and YPF accepted, an offer whereby ENAP’s rights and obligations under the Magallanes area JO Agreement were extended until the concession termination, with ENAP keeping 50% interest and continuing as Operator. The area concession includes three jurisdictions: Santa Cruz, Estado Nacional and Tierra del Fuego. In consideration for such extension, ENAP agreed to pay to YPF, or invest in the Joint Venture on behalf and on account of YPF, US$ 100 million. The Agreement further provides for the obligation to agree on a so-called “Incremental Project” by September 15, 2015. An operating committee approved the Incremental Project on September 10, 2015, and its approval was ratified by YPF on October 20, 2015. Notwithstanding the foregoing, ENAP is entitled to withdraw at any time from the Incremental Project, without right to compensation or reimbursement therefor, including the Consideration and any royalties as may have been paid until termination.

•	Agreement between YPF and the merged company YSUR Energía Argentina S.R.L., the Province of Neuquén and Gas y Petróleo del Neuquén S.A. (“GyP”)

On October 17, 2016, YPF and YSUR Energía Argentina SRL, (the company merged with YPF), the Province of Neuquén and GyP, entered into an agreement whereby, under Laws No. 17,319, 24,145, 26,197, 26,741 and 27,007 and other applicable legislation, they have agreed as follows, with the subsequent approval of the Agreement by Decree No. 1431/2016 of the Executive Branch of the Province of Neuquén and the ratification by Provincial Law No. 3030/2016:

i.

With regard to “Pampa de las Yeguas I” and “La Ribera I and II” areas, the reconversion of the contracts with GyP into non-conventional operating concessions without GyP participation, for an associated 35-year term, under the terms of Law No. 27,007. The total investment commitment of YPF and its partners associated with the granting of the aforementioned concessions amounts to US$ 220 million, US$ 170 million of which corresponds to YPF’s interests.

ii.	With regard to the “La Amarga Chica”, “Bajada de Añelo” and “Bandurria Sur” areas, the terms for the execution of the pilot plans were extended up to a maximum term of 5 years under Law No. 27,007.

iii.

With regard to the “Aguada de Castro”, “Bajo del Toro”, “Cerro Arena”, “Cerro Las Minas”, “Chasquivil”, “Las Tacanas”, “Loma del Molle”, “Pampa de las Yeguas II” and “Salinas del Huitrín” areas, the conversion of the contracts with GyP into exploration permits for non-conventional purposes without participation of GyP, for the associated term of 4 years, under the terms of Law No. 27,007, partially restoring the surface in some of the areas mentioned above. The total commitment of activity associated with the granting of the aforementioned permits will involve an estimated investment by YPF and its partners of US$ 232 million, US$ 155 million of which correspond to YPF’s interest.

iv.

Finally, the total interest of GyP in the “Cerro Avispa”, “Cerro Partido”, “Loma del Mojón”, “Los Candeleros”, “Santo Domingo I”, “Santo Domingo II”, “Cortadera”, “Huacalera”, “Buta Ranquil I”, “Buta Ranquil II”, “RioBarrancas”, “Chapua Este”, “Corralera” and “Mata Mora” areas has been restored to it.

v.

That, in consideration of the granting of permits, concessions and extension of the deadlines for the execution of the pilot plans, YPF will pay the Province the sum of US$ 30 million, which amount will be partially repaid to YPF by the partners.

On November 25, 2016, Decrees No. 1732/2016 and 1733/2016 were enacted, granting the exploration permits, operating concessions and extension of the periods contemplated in the Agreement.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

•	Agreement for the development the Bajada de Añelo Area

On February 23, 2017, YPF and O&G Developments Ltd. S.A. (hereinafter “O&G”), an affiliate of Shell Compañía Argentina de Petróleo S.A., executed a preliminary agreement through which YPF and O&G agreed on the principal terms and conditions for the joint development of a shale oil and shale gas pilot in two phases, for a joint investment amount of US$ 305.8 million plus VAT, in the Bajada de Añelo area in the province of Neuquén, of which O&G will contribute 97.6% and YPF will contribute 2.4%. O&G will be the operator of the area.

On May 12, 2017, and once the preceding conditions have been fulfilled, YPF and O&G have entered into the Assignment Agreement of 50% of the concession that contemplates the joint development of a work program (the “Work Program”) in two phases with the joint investment mentioned above. During the first phase of the Work Program, which will have a maximum duration of 30 months, O&G will contribute a total of US$ 222.6 million and YPF will contribute US$ 7.4 million. The remaining US$ 75.8 million will be contributed by O&G during the second phase of the Work Program.

On August 18, 2017, Provincial Decree 1360/17 approved the transfer of YPF’s interest in favor of O&G and the transfer in escrow to YPF. This guarantee will be valid until O&G fulfills all of its obligations under the Assignment Agreement.

Once the first phase of the Work Program has been completed, O&G will have the option to leave the aforementioned program by returning its participating interest in the concession and the payment of accrued liabilities until the exit date. After the total commitments assumed by the Parties have been met at the stage of the Work Program, each of them will contribute 50% of the budget for the development of the area as provided for in the operation agreement.

•	Subdivision of Bandurria Block—Neuquén

On July 16, 2015, the Province of Neuquén, pursuant to decrees No. 1536/2015 and 1541/2015, approved the subdivision of the Bandurria block (465.5 km2) and awarded 100% of the area known as “Bandurria Norte” (107 km2) to Wintershall Energía S.A., 100% of the area known as “Bandurria Centro” (130 km2) to Pan American Energy LLC (Sucursal Argentina) and 100% of the area known as “Bandurria Sur” (228.5 km2) to YPF, awarding to YPF an Unconventional Hydrocarbons Exploitation Concession in Bandurria Sur area, for a 35-year term, with a commitment to develop a pilot plan to be completed in 3 years with a related investment of US$ 360 million.

•	Agreement for the development of the Bandurria Sur Area

On April 12, 2017, YPF entered into a preliminary agreement with Schlumberger Oilfield Eastern Ltd. (hereinafter “SPM”), an affiliate of Schlumberger Argentina S.A., through which YPF and SPM agreed the main terms and conditions for joint development of a shale oil pilot in two phases, with a total investment of US$ 390 million in the Bandurria Sur area (hereinafter the “Area”), located in the Province of Neuquén, of which SPM will provide 100%. On October 11, 2017, YPF entered into the definitive agreements with SPM. YPF continues to be the operator of the Area and SPM acquired the right to a 49% participating interest, with YPF retaining the right to the remaining 51%.

On July 18, 2018, the Executive Power of the Province of Neuquén issued Decree No. 1020/18 authorizing the assignment of the share anticipated in the final agreements.

•	Agreements in relation with the Llancanelo block

On April 18, 2017, YPF entered into a preliminary agreement of non-binding terms and conditions with Patagonia Oil Corp. (“Patagonia”), an affiliate of PentaNova Energy Corp., whereby Patagonia would acquire an 11% participating interest of YPF in the Llancanelo Block, located in the Province of Mendoza, for the total price of US$ 40 million, maintaining YPF a 50% participating interest in such Block. Also, both companies agreed on the main terms and conditions for the development of a heavy crude pilot project in the same Block with a total investment of US $ 54 million during the next 36 months (hereinafter, the “Project”), whereby YPF would be the operator and Patagonia would contribute its expertise in heavy crude oils.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

On November 22, 2017, YPF and Alianza Petrolera Argentina S.A., an affiliate of Patagonia and PentaNova Energy Corp (“Alianza”), subscribed the assignment agreement in the terms described above (the “Assignment Agreement”). The investment of the Project corresponding to the participation of YPF would be paid by Alianza as part payment of the price.

On February 11, 2019, YPF and Alianza entered into an agreement under which (i) the Assignment Agreement was terminated; and (ii) Alianza accepted the assignment of its 39% interest in the Llancanelo Block to YPF. On February 14, 2019, YPF and Alianza initiated the approval process with the authorities of the Province of Mendoza, requesting authorization to execute the assignment by public deed.

•	Exploration agreement in the Charagua block (Bolivia)

On July 26, 2017, the agreement with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) originally signed in January of 2017 was notarized, to begin the exploration work in Charagua, Bolivia, in a block that has a potential in natural gas resources, estimated at 2.7 TCF. Moreover, the plan of exploration and exploitation activities in Bolivian territory was presented.

During the month of October 2017, the terms for the assignment in favor of YPFB Chaco S.A. were agreed upon of 40% on the Services Contract subscribed with YPFB for the exploration of the block. On December 20, 2017, YPFB approved the Work Program and Budget for the period 2017-2018 for the Charagua Block. Moreover, the assignment agreement was entered into on January 25, 2018. The formal approval of the Legislative Assembly of the Plurinational State of Bolivia is still pending for it to become effective.

Should the expected commercial discovery be made, a Mixed Economy Company will be created by YPFB, YPF E&P (indirect subsidiary of YPF) and Chaco, with a shareholding of 51%, 29.4% and 19.6%, respectively.

•	Agreement for the exploitation of the Aguada Pichana and Aguada de Castro Areas

On July 17, 2017, the agreements executed on July 13, 2017 between YPF, Pan American Energy LLC (Argentine Branch) (“PAE”), Total Austral S.A. (Argentine Branch) (“TOTAL”), Wintershall Energía S.A. (“WIAR”) and the Province of Neuquén, entered into force by means of Decree No.1178/17 of the Provincial Executive Branch, whereby it was agreed:

(i)

the division of the Aguada Pichana area into two new areas “Aguada Pichana Este” (“APE”) and “Aguada Pichana Oeste” (“APO”); with an area of 761 km2 (629 km2 net drillable area) and 605 km2 (443 km2 net drillable area), respectively and the granting of two Concessions of Non Conventional Exploitation of Hydrocarbons; the Parties committing to carry out a pilot program of 20 wells for the approximate amount of US$ 300 million in APE and 11 wells for the approximate amount of US$ 150 million in APO; and

(ii)

the granting of a Concession of Unconventional Exploitation of Hydrocarbons in the Aguada de Castro area (“ACA”), with an area of 163 km2; The Parties committed themselves to carry out a 3-well pilot program for an approximate amount of US $ 50 million.

Based on the technical-economic results of the pilot programs and the granting of the benefits of the Stimulus Program provided for by MINEM Resolution No. 46-E/2017, the total estimated amount of the investments under the Agreements, including the investments which were already disbursed and those which have been committed, would reach an approximate sum of US$ 1,200 million.

The operation in APE will be in charge of TOTAL and the operation in APO and ACA will be in charge of PAE.

Once the Agreements mentioned above have become in full force and effect and the precedent conditions have been complied with, the modifications of the interest of YPF will be as follows:

(i)	In the APE area, the interest of YPF will be 22.50%, which implies, with respect to the current interest, the sale of a 4.77% interest.

(ii)	In the APO area, the interest of YPF will be 30%, which implies, with respect to the current interest, the purchase of a 2.73% interest.

(iii)	In the ACA area, the interest of YPF will be 30%, which implies with respect to the current participation, the sale of a 20% interest.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

In relation to ii) and iii), on November 15, 2017, the JO “Aguada de Castro and Aguada Pichana Oeste” was established, which will unify the APO and ACA areas, where YPF will hold a 30% stake once the precedent conditions have been fulfilled.

Notwithstanding the changes in the aforementioned participations, all existing assets, including the production of the existing wells and any future development that is not associated with the Vaca Muerta formation, will not be modified as regards the participation of the Parties.

The execution of the Agreements implies an exchange of participations in the areas for which YPF will receive US$ 52.3 million through investment contributions. See Note 3.

•	Agreement for the exploitation of the Bajo del Toro Area

On August 25, 2017, YPF entered into a preliminary agreement) with Statoil, whereby the parties agreed upon the main terms and conditions for exploration and potential joint development in two phases of the Bajo del Toro area (hereinafter the “Area”) located in the Province of Neuquén.

On January 17, 2018, YPF and Statoil have entered into the definitive agreements (hereinafter the “Definitive Agreements”) for the exploration and potential joint development of the Area. Such Definitive Agreement implemented the transfer of 50% of the exploration permit on the Area in favor of Statoil. YPF will continue to be the operator of the Area and will retain, directly and indirectly, the remaining 50% stake in the permit.

The Definitive Agreements contemplate the joint development of a work program in two phases (the “Work Program”). During the first phase, the Parties will drill two horizontal wells and during the second phase, they will drill six horizontal wells and the corresponding infrastructure associated with the wells. Statoil will pay YPF the price of US$ 30 million at the time of compliance with the precedent conditions established in the Definitive Agreements and then, additionally, it will contribute 100% of the costs and investments required by the Work Program and the potential development of the Area up to the sum of US$ 270 million.

Upon completion of the activities corresponding to the first phase of the Work Program, Statoil will have the option to withdraw from the project by returning its share in the permit and the payment of the accrued liabilities through its exit date. In the event that Statoil does not exercise such exit right, once the activities corresponding to the second phase of the Work Program have been completed, it will have the option to leave the project again in the same conditions as described above. See Note 3.

•	La Calera Area Investment Agreement

On September 14, 2018, YPF and Pluspetrol S.A. executed and investment agreement with the Province of Neuquén related to La Calera area, whereby the Province of Neuquén agreed to grant to both partners, according to their interests in La Calera joint operations, an uncoventional hydrocarbon exploitation concession for a 35-year term. As a condition to the granting of such concession, concession holders undertook to carry out an Unconventional Development Pilot program within a maximum term of 3 years, beginning on April 1, 2017 (for the purpose of compliance with the aforementioned investment commitment, investments on the pilot program made prior to the entry into force of the agreement shall be computed). The work plan consists of drilling and completion of wells, including fracking, connections and installations for the purpose of transporting the production of 2,000-meter horizontal wells and 25 fracking stages, in connection with Vaca Muerta formation, investing an amount of about US$ 180 million.

On November 2, 2018, the Province of Neuquén issued Decree No. 1834/18, whereby the mentioned concession was awarded.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

29. CONTRACTUAL COMMITMENTS (Cont.)

29.c) Contractual commitments

The Group has signed contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive, deliver or transport the product object of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to the net income for the year in which they were identified.

In this order, the Group has renegotiated certain natural gas export contracts, and has agreed, between others, to limit compensations only in case of interruptions and/or suspension of deliveries from any cause, except physical force majeure. Also, the Group has agreed to make investments and export gas to temporarily import certain final products. As of the date of issuance of these financial statements, the Group is fulfilling the agreed commitments mentioned above. To the extent that the Group does not comply with such agreements, we could be subject to significant claims, subject to the defenses that the Group might have.

The Group under certain trade agreements has undertaken the obligation with third parties to buy goods and services (such as liquefied petroleum gas, electricity, gas, oil and steam) that as of December 31, 2018 amounted to about 72,612. In addition, it has exploratory, investment and expense commitments until the termination of some of its concessions for 360,706 as of December 31, 2018, including commitments for the extension of concessions mentioned in previous paragraphs.

29.d) Operating lease commitments

As of December 31, 2018, the main lease agreements to which the Group is a lessee correspond to:

•

Lease agreements of equipment for installations and production equipment in reservoirs, and natural gas compression equipment, for an average term of 3 years with the option to be renewed for one 1 additional year and for which the contingent quotas are calculated from a rate per unit of use (pesos per hour / day of use).

•

Lease agreements of vessels and crafts for the transportation of hydrocarbons, for an average term of 5 years and for which the contingent quotas are calculated from a rate per unit of use (pesos per hour / day of use).

•

Lease agreement of land for the installation and operation of gas stations, for an average term of approximately 10 years and for which the contingent installments are calculated from a rate per unit of estimated fuel sales.

The charges for the contracts mentioned above for the fiscal years ended December 31, 2018, 2017 and 2016 amounted to approximately 12,314, 7,667 and 7,612, respectively, corresponding to 4,988, 2,306 and 1,698 of minimum payments and 7,326, 5,361 and 5,914 of contingent installments, and have been charged to “Rental of real estate and equipment” and “Contracts of work and other services” in the integrated consolidated statement of comprehensive income.

As of December 31, 2018, the estimated future payments related to these contracts are as follows:

	Up to 1 year	From 1 to 5 years	After 6 years
Estimated future payments	12,264	15,341	2,317

29.e) Granted guarantees

As of December 31, 2018, in relation to compliance with obligations of subsidiaries, YPF has issued bank guarantees for an approximate amount of US$ 223 million and has assumed other commitments for an approximate value of US$ 42 million.

Additionally, see Note 29.b for a description of the Chevron transaction and see Note 16 for a description of the financial loans and NO secured by cash flows.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER

30.a) Hydrocarbon Law

On October 31, 2014, the Argentine Republic Official Gazette published the text of Law No. 27,007, amending the Hydrocarbon Law No. 17,319. The most relevant aspects of the law are as follows:

•

As regards exploration permits, it distinguishes between those with conventional and unconventional objectives, and between explorations in the continental shelf and in territorial waters, establishing the respective terms for each type.

•

As regards concessions, three types of concessions are provided, namely, conventional exploitation, unconventional exploitation, and exploitation in the continental shelf and territorial waters, establishing the respective terms for each type.

•	The terms for hydrocarbon transportation concessions were adjusted in order to comply with the exploitation concessions terms.

•

As regards royalties, a maximum of 12% is established, which may reach 18% in the case of granted extensions, where the law also establishes the payment of an extension bond for a maximum amount equal to the amount resulting from multiplying the remaining proven reserves at the end of effective term of the concession by 2% of the average basin price applicable to the respective hydrocarbons over the 2 years preceding the time on which the extension was granted.

•

The extension of the Investment Promotion Regime for the Exploitation of Hydrocarbons (Decree No. 929/2013) is established for projects representing a direct investment in foreign currency of at least US$ 250 million, increasing the benefits for other type of projects.

•

Reversion and transfer of hydrocarbon exploitation permits and concessions in national offshore areas is established when no association contracts subscribed with ENARSA to the National Secretariat of Energy exist.

30.b) Hydrocarbon Sovereignty Regime – Decree No. 1,277/2012

On July 25, 2012, the executive decree of Law No. 26,741, Decree No. 1,277/2012, was published, creating the “Regulation of the Hydrocarbons Sovereignty Regime in the Argentine Republic”. Among other matters, the mentioned decree establishes: the creation of the National Plan of Investment in Hydrocarbons; the creation of the Commission for Planning and Coordination of the Strategy for the National Plan of Investment in Hydrocarbons (the “Commission”), which will elaborate on an annual basis, within the framework of the National Hydrocarbon Policy, the National Plan of Investment in Hydrocarbons; the National Registry of Investments in Hydrocarbons in which the companies undertaking activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels will have to register; and the obligation for the registered companies to provide their Plan of Investments every year before September 30, including a detail of quantitative information in relation to the activities of exploration, exploitation, refining, transport and commercialization of hydrocarbons and fuels according to each company.

Additionally, the mentioned companies will have to provide their plans in relation to the maintenance and increase of hydrocarbons reserves, including: a) an investment in exploration plan; b) an investment plan in primary hydrocarbons reserves recovery techniques; and c) an investment plan in secondary hydrocarbons reserves recovery techniques, which will be analyzed by the Commission; the Commission will adopt the promotion and coordination measures that may consider necessary for the development of new refineries in the National Territory, that may allow the growth in the local processing capacity in accordance with the aims and requirements of the National Plan of Investment in Hydrocarbons; in relation to prices, and accordingly to the Decree, for the purpose of granting reasonable commercial prices, the Commission will determine the criteria that will govern the operations in the domestic market. In addition, the Commission will publish reference prices of each of the components of the costs and the reference prices for the sale of hydrocarbons and fuels, which will allow to cover the production costs attributable to the activity and to reach a reasonable margin of profit.

Not complying with the dispositions included in the Decree and supplementary rules may result in the following penalties: fine, admonition, suspension or deregistration from the registry included in section 50 of Law No. 17,319 or the nullity or expiration of the concessions or permits. Moreover, the mentioned decree abrogates the dispositions of the Decrees No. 1055/1989, 1212/1989 and 1589/1989 which set, among other matters, the right to the free disposition of hydrocarbon production.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

On December 29, 2015, the Executive Branch issued Decree No. 272/2015, resolving for the dissolution of the Commission and its Regulations, and also providing that the powers vested on the Commission were to be exercised by the MINEM.

30.c) Investment Promotion Regime for the Exploitation of Hydrocarbons—Decree No. 929/2013

Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (the “Promotional Regime”), both conventional and unconventional, which will apply throughout the territory of the Republic of Argentina. Inclusion in the Promotional Regime may be applied for by subjects registered with the Hydrocarbon Investments National Register and holding hydrocarbon exploration permits and/or exploitation concessions and/or any third party associated and together with, such holders, provided they file with the Strategic Planning and Coordination Commission of the Hydrocarbon Investments Nation Plan created by Decree No. 1,277/2012 a “Hydrocarbon Exploitation Investment Project” entailing a direct investment in foreign currency of at least US$ 1,000 million, computed as of the filing of the Hydrocarbon Exploitation Investment Project to be invested during the first five years of the Project (this amount was amended by the subsequent Law No. 27,007 to US$ 250 million). Among the benefits to subjects comprised by the Promotional Regime, the following are highlighted: i) they will be entitled, subject to the terms of Law No. 17,319 and as from the fifth successive year of actual execution of their respective “Hydrocarbon Exploitation Investment Projects”, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said Projects, with a 0% rate for export duties, should these be otherwise applicable; ii) they will be entitled to free availability of 100% of any foreign currency obtained from export of the hydrocarbons mentioned in the preceding item, provided that the approved “Hydrocarbon Exploitation Investment Project” implies the entry of foreign currency to the Argentine market of at least US$ 1,000 million and as mentioned hereinabove; iii) it is provided that, during periods where national production is not enough to meet domestic supply needs under the terms of section 6 of Law No. 17,319, subjects included In the Promotional Regime will be entitled, as from the fifth year from approval and execution of their respective “Hydrocarbon Exploitation Investment Projects”, to obtain, in compensation for the percentage of liquid and gaseous hydrocarbons produced under such Projects available for export as mentioned herein above, an export price of not less than the reference export price, for whose determination the incidence of export duties otherwise applicable will not be computed.

In addition, the Decree creates the figure of “Unconventional Hydrocarbon Exploitation”, consisting of the extraction of liquid and/or gaseous hydrocarbons through unconventional stimulation techniques applied in fields located in shale gas or shale oil, tight sands, tight gas and tight oil, and coal bed methane geological rock formations and/or characterized, generally, by the presence of low permeability rocks. In connection therewith, it has been provided that subjects holding hydrocarbon exploration permits and/or exploitation concessions included in the Promotional Regime will be entitled to apply for an “Unconventional Hydrocarbon Exploitation Concession”. In addition, holders of “Unconventional Hydrocarbon Exploitation Concessions” who in turn are holders of an adjacent pre-existing exploitation concession, may apply for the merging of both areas into a sole unconventional area, provided that due evidence is given of the geological continuity of the relevant areas.

30.d) Withholding rates of hydrocarbon exports

On September 4, 2018, Decree No. 793/2018 was published in the Official Gazette establishing, until December 31, 2020, an export duty of 12% on all goods under the tariff items of the Mercosur Common Nomenclature (“NCM”). This export duty will be capped at 4 Pesos per U.S. dollar of the taxable amount or official FOB price, as applicable. For goods other than primary products, the cap will be 3 Pesos per U.S. dollar of the taxable amount or official FOB price, as applicable.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

30.e) Liquid hydrocarbons regulatory requirements

Resolution No. 1,679/2004 of the Secretariat of Energy reinstalled the registry of diesel and crude oil export transactions created by Executive Decree No. 645/2002, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution No. 1,338/2006 of the Secretariat of Energy added other petroleum products to the registration regime created by Executive Decree No. 645/2002, including gasoline, fuel oil and its derivatives, diesel, aviation fuel, asphalts, certain petrochemicals, certain lubricants, coke and petrochemical derivatives. Resolution No. 715/2007 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel to be imported by each company, in specific periods of the year, to compensate for exports of products included under the regime of Resolution No. 1,679/2004; the fulfillment of this obligation to import diesel is necessary to obtain authorization to export the products included under Decree No. 645/2002.

In addition, certain regulations establish that exports are subordinate to supplying the domestic market. In this way, Resolution No. 25/2006 of the Secretariat of Domestic Commerce, issued on October 11, 2006, imposes on each Argentine refining and/or retail company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (which at minimum should be volumes supplied the year before plus the positive correlation between diesel demand and GDP accumulated from the month reference). The mentioned commercialization should be done without altering or affecting the normal operation of the diesel market.

Additionally, Rule No.168/2004 requires companies intending to export LPG to first obtain an authorization from the Secretariat of Energy, by demonstrating that local demand was satisfied or that an offer to sell LPG to local demand has been made and rejected.

In January 2008, the Secretariat of Domestic Commerce issued Resolution No.14/2008, whereby the refining companies were instructed to optimize their production in order to obtain maximum volumes according to their capacity.

Decree No. 1,189/2012 of the National Executive Branch, dated July 17, 2012, established that the jurisdictions and entities of the National public Sector included in section 8, subsection a) of Law No. 24,156 (National Administration, formed by the central administration and the decentralized agencies including the social insurance institutions) must contract with YPF the provision of fuels and lubricants for the fleet of official cars, boats and aircrafts, except in those cases which have the prior authorization of the Chief of the Cabinet of Ministers.

•	Agreements of local crude oil and fuel prices

In January 2017, oil producers and refiners reached an agreement for the transition to international prices of the Argentine hydrocarbon industry, which established proposed prices for the commercialization of crude oil on the domestic market in order to achieve parity with international markets during the course of 2017. Notwithstanding the foregoing, the agreement provided for the power of either party to abandon the agreement during its term, which was also subject to compliance with certain variables such as the exchange rate or price of Brent crude oil within certain established parameters. During the last quarter of 2017, the price agreement was suspended because it considered this suspension in case the average international price of 10 days exceeds the local price, but it also states that it may be restored if the average price of Brent crude is positioned below the local price for more than 10 days.

Since then, the market players –producers and refiners– began to freely agree on domestic crude oil prices, generally valid on a calendar-month basis and linked to the Brent international benchmark, while maintaining limits on the exchange rate. Peso/US$ and Brent’s own value, depending on the capacity to transfer its price (expressed in US$/Bbl) to the prices of the products obtained from it –basically fuels (expressed in Peso/unit)– for their market sale.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

However, and in light of the current domestic macroeconomic situation, e.g. the substantial increase in crude oil price and the short-term exchange rate, among other factors, on May 8, 2018, the MINEM and the refining companies (among them, YPF) entered into a price stabilization agreement with a compensatory account, whereby the refining companies undertook not to modify fuel prices (net of taxes) in force as of such date during the months of May and June, in order to benefit the general economic interest which, in turn, would have potential effects on the Company.

Moreover, the agreement included the creation of a compensatory account which incorporated the distortion in prices in terms of international reference prices accrued as of the date of the agreement, together with the adjustments resulting from additional cost variations (crude oil, exchange rate and biofuel price) which would not be transferred to prices during the months of May and June. The agreement set forth that such compensatory account would be transferred to the market through price increases during the second semester or, otherwise, the MINEM undertook the commitment to find mechanisms so that the refining companies may recover such difference.

On June 1, 2018, the MINEM and the refining companies (among them YPF) entered into a supplementary agreement that considered to establish a Brent reference price for crude oil purchases among refining and producing companies for the months of May (66 US$/bbl), June (67 US$/bbl) and July (68 US$/bbl), 2018, and an increase in final prices of gasolines and gasoil of up to 5% and 4.5%, respectively, as from June 2, 2018, which included the variation in the liquid fuel tax, the carbon dioxide tax and the prices of biofuel prevailing as from that date. Additionally, an increase in an amount of up to 3% in the consumer prices of fuels, net of any variation in taxes, was expected to take place during the month of July.

On June 29, 2018, in face of the volatility and significant change in the variables that were the basis for the agreements above mentioned, YPF informed the MINEM on the decision to implement as from July 1, 2018, the applicable commercial policies according to the changes in the variables stated above, both for determination of sales prices of its products and of those for the purchase of crude oil, in accordance with the evolution of the general business environment and the evolution of customers in particular, consistent with the regulatory framework and current provisions. Consequently, the aforementioned agreements have ceased to be in force for YPF as from June 30, 2018; however, the Company has submitted the resulting amounts in the compensatory account to the relevant authorities, which represent contingent rights.

On December 6, 2018, YPF requested the SGE to set the guidelines for the implementation of the mechanism to recover the costs not transferred to fuel prices for the period contemplated under the Agreement, having received no response to the date of issuance of these consolidated financial statements.

30.f) Regulatory requirements for natural gas

•	Mechanisms for allocating the demand for natural gas

SE Resolution No. 599/2007—ENARGAS Resolution No. 1410/2010

SE Resolution No. 599/2007 (the “Resolution”) stands out which was issued on June 14, 2007. This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”) which guaranteed the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer consumption (the “Priority Demand”). According to the Resolution, the Producers had to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production of the previous years. Considering that the Resolution provided for the continuity of the regulatory mechanisms that affect the exports, YPF filed an appeal against the resolution and expressly stated that the execution of the Agreement 2007-2011 did not mean any recognition by YPF of the validity thereof.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

Additionally, on October 4, 2010, the Official Gazette published ENARGAS Resolution No. 1410/ 10 that approved the “Supplementary Procedure for Gas Requests, Confirmations and Control” which set out new rules for natural gas dispatch applicable to all participants in the natural gas industry, imposing new and more severe regulations to the producers’ availability of natural gas. By virtue of these procedures, distributors were authorized to request all the natural gas necessary to cover the Priority Demand even in the case of natural gas volumes that exceed those that the Secretariat of Energy would have allocated by virtue of the Agreement ratified by the Resolution No. 599/07. The Company’s appeal against Resolution No. 1410/2010 was rejected. As of the date of issuance of these consolidated financial statements, this Resolution has not been repealed. ENARGAS Resolution No. 124/18 published on June 29, 2018, approved the restated text of the internal regulations of dispatch centers applicable as of June 30, 2018 and repealing ENARGAS Resolution No. 1410/10.

MINEM Resolution No. 89/16—ENARGAS Resolution No. 3833/16 – ENARGAS Resolution No. 4502/17 – ENARGAS Resolution No. 59/18 – ENARGAS Resolution No. 124/18 – ENARGAS Resolution No. 302/18

On June 1, 2016, the MINEM published Resolution No. 89 whereby:

a)

ENARGAS was instructed to develop a procedure that modifies and supplements the one established in ENARGAS Resolutions No. 716/1998 and 1410/2010 and establishes daily operation conditions of the Transportation and Distribution Systems.

b)

It was decided that the volumes that may be requested by the Distributors to supply the priority and fixed demand which in case of contracting the natural gas to such destination with a natural gas producer, will reduce the requirement of natural gas to said producer as set forth in Resolution 1410/2010 to the extent of the contracted volume.

According to this Resolution, ENARGAS Resolution I/3833 was issued on June 5, 2016, which approves the “Supplementary Procedure for Gas Requests, Confirmations and Control”.

The purpose of the Procedure is to establish the transition mechanism and application criteria for the administration of the natural gas dispatch to preserve the operation of the transportation and distribution systems giving priority to the consumption of the Priority Demand in cases of supply crisis and/or emergencies which may put at risk the normal provision of the natural gas public service or which may affect the provision of another public service.

The new Procedure establishes that each day the Distribution Service Providers will request in the programming computer systems of the Transport Companies for the operational day n + 1, with first priority, the natural gas necessary to supply the Priority Demand, based on their consumption estimate and in accordance with the contracted transport capacity and its supply agreements.

The confirmation of natural gas in the TSEP for Priority Demand will have priority over other segments. The confirmation of gas for segments other than the Priority Demand will maintain the confirmation priority established by the Producer in the respective contracts with direct consumers (or Marketers), which will be informed to Transportation and Distribution Service Providers.

The transportation nomination of each Distribution Service Provider will give priority to the supply of their Priority Demand over any other user of that Provider.

The Providers of the Transportation and Distribution Service that verify that the transportation capacity is not sufficient to supply the Priority Demand must summon the Emergency Committee, chaired by the president of ENERGAS, who will procure the means to allocate the volumes in the emergency situation.

On June 6, 2017 ENARGAS Resolution No 4,502/17 was issued which approved the Procedure for the administration of the office in the Emergency Executive Committee (“EEC”), modifying the procedure for the delivery request and gas confirmations which were approved by ENARGAS Resolution No. 3,833/16 and provided for measures and criteria to be adopted in a supply crisis of the Priority Demand for Natural Gas declared by the Transportation Companies, Distribution Companies or the ENARGAS.

Among such measures, it was provided that the EEC or (if the EEC disagrees to it) the ENARGAS, will define the way in which the Priority Demand will be supplied considering the quantities of natural gas available in each basin for each producer and discounting the amounts contracted to supply the Priority Demand.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

On May 18, 2018 ENARGAS Resolution No. 59/18 was published, approving the Temporary Procedure for Shipment Management in the Emergency Executive Committee (EEC), effective until the end of winter 2018. The EEC will be composed of at least one representative of the Transporters, the Providers and each carrier which, due to their geographical location and their respective demand have or may have incidence to resolve the situation. It will be chaired by a representative of the relevant Transportation Company and the decisions agreed in the EEC will be mandatory for all Active Subjects of the Gas Industry.

On June 29, 2018, ENARGAS Resolution No. 124/2018 was published in the Official Gazette which (i) approves the amended and restated internal regulations for dispatch centers as from June 30, 2018; (ii) derogates ENARGAS Resolutions No. 1410/10, 3833/16 and 4502/17; (iii) sets forth its presumption that there are no observations by ENARGAS to the proposed rescheduling made by the Transportation companies if there is no communication to the contrary within 1 hour after it has been requested; and (iv) sets forth that the Temporary Procedure for Shipment Management in the Emergency Executive Committee shall be applicable during the winter of 2018.

On October 18, 2018 ENARGAS Resolution No. 302/2018 was published, which, considering that not all of the gas supply contracts for the Priority Demand between Producers and Distribution Licensees had been executed, extended the effective term of ENARGAS Resolution No. 59/18 for 180 calendar days as from October 1, 2018.

Terms and Conditions for the Distribution of Natural Gas through Networks

Under the energy sector normalization process, the MINEM called on natural gas producers (including YPF) and ENARSA to establish the basic conditions that will constitute the framework for the supply agreements to be executed for Natural Gas distribution as of January 1, 2018. In the meeting, MINEM informed that given the expiration of the extension period established in Law No. 27,200 regarding the public emergency that began in 2002, Law No. 24,076 regained effectiveness, which sets forth that the price of natural gas supply agreements will be the price resulting from the free interaction of supply and demand.

In this context, on November 29, 2017, natural gas producers (including YPF) and ENARSA, at the request of the MINEM, subscribed the “Terms and Conditions for the Provision of Natural Gas to Gas Distributors through Networks” (the “Terms and Conditions”).

The Terms and Conditions establish the basic guidelines to assure the adequate supply of natural gas to the Distributors, and consequently to residential and commercial final consumers. Moreover, they establish the continuity of the gradual and progressive path of reduction of subsidies, all within the framework of the process of normalization of the natural gas market, which occurs within the period of validity of such Terms and Conditions until December 31, 2019 considered as the “transition period” until the normalization indicated above.

The guidelines established in the Terms and Conditions include, among others, the recognition of the right to transfer to the gas tariff the cost of gas acquisition paid by users and consumers; establishes the available volumes that each producer and each basin must make available daily to the distributors for each month, who may express their lack of interest before a certain date set forth in the Terms and Conditions; establishes penalties for non-compliance for any of the parties regarding their obligation to deliver or take gas; establishes gas prices for each basin for the next two years, in U.S. dollars, the parties being able to set prices lower than those established under the applicable free negotiations; establishes payment guidelines for the purchases made by the Distributors to producers; ENARSA assumes the obligation to supply the demand corresponding to areas reached by the subsidies of residential gas consumption contemplated in article 75 of Law 25,565 (corresponding to the areas of lower price of residential gas charged to users and consumers), during the period of transition.

The Terms and Conditions constitute the terms and conditions to consider in the negotiations of their respective individual agreements, without this being construed as an obligation. Additionally, the Terms and Conditions establish guidelines for early termination in the event of non-compliance by the parties.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

As a consequence of the exchange rate variation, natural gas producing and distribution companies began a renegotiation process for the special agreements executed pursuant to the Terms and Conditions, with prices denominated in U.S. dollars. The renegotiation process, still underway, comprises two major issues: i) the payment of debts arising from differences between the exchange rate at which distribution companies actually paid gas purchases and the exchange rate contractually provided (period April – September 2018), and ii) the gas price to be applied to the period October – December 2018.

On October 5, 2018, Resolution No. 20/2018 was published, establishing that in relation to differences between the price of gas provided in the contracts and the price of gas recognized in the final tariffs of distribution companies, valued for the quantity of gas purchased from April 1 to September 30, 2018, the ENARGAS would instruct distribution companies to recover the credit in favor of producers on a separate line in the invoice to be issued to its users, in 24 installments from 1 January, 2019. However, SGE Resolution No. 20/2018 was later repealed by Resolution No. 41/2018 published on October 16, 2018, alleging opportunity issues for such implementation.

On November 16, 2018, by Decree No. 1053/18, published in the Official Gazette, the Argentine Government decided to assume the payment of the daily differences accumulated on a monthly basis between the price of gas purchased by Distributors and the price of natural gas included in tariff schemes effective from April 1, 2018 to March 31, 2019, exclusively generated due to exchange rate variations and corresponding to the natural gas volumes delivered in that same period. The conditions are as follows:

•	30 monthly consecutive installments as from October 1, 2019, which will be determined by using the BNA effective interest rate for 30-day deposits in Argentine currency (“electronic board”).

•	The installments will be collected by Distributors, which will immediately pay the Producers.

•	Distributors and Producers must adhere to the system and expressly waive any action or complaint.

As of the date of issuance of these consolidated financial statements, the complementary regulations for the application of the foregoing conditions for the distributors and producers are pending issuance by the ENARGAS.

Besides, Decree No. 1053/18 established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations during each seasonal period shall never be transferred to natural gas full-service users.

On February 12, 2019, ENARGAS Resolution No. 72/2019 published in the Official Gazette, approved the methodology for transferring the gas price to tariffs and the general procedure to calculate the accumulated daily differences, applicable from April 1, 2019, which established, among other aspects, that for the purpose of transferring the gas price agreed in U.S. dollars to tariffs, the ENARGAS will define the exchange rate to be considered for the conversion into Pesos based on the average selling exchange rate of the BNA (foreign currencies) effective between the 1st and 15th day of the month immediately preceding the beginning of each seasonal period, or the exchange rates established in the contracts should the rates contemplated therein be lower.

•	New natural gas exports

National Decree No. 893/2016, dated July 25, 2016, determined that the MINEM is empowered to regulate the awarding of export permits for the following purposes: (i) provide assistance in natural gas emergency cases from foreign countries; and (ii) replace the natural restrictions of local transportation through the use of external transportation infrastructure to facilitate natural gas transportation within the Argentine market and allow an increase in local production.

On January 8, 2017, the export duties on hydrocarbon exports established by Law No. 26,732 ceased to be applicable. Thereafter, there are no export duties on natural gas exports.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

On January 13, 2017, MINEM Resolution No. 8/2017 was published, which regulated Decree No. 893/2016, establishing a special procedure for granting natural gas export permits subject to re-import commitments. The resolution is applicable for two types of exports; (i) those aimed at providing assistance in emergency cases (“Exports for Assistance”); and (ii) Exports required to make up for internal transport restrictions in order to allow both the use of infrastructure from neighboring countries to facilitate natural gas transportation to Argentine domestic market and the increase of domestic production (“Exports for Transportation Restriction”). The beneficiaries of both types of permits will be liable for the damages that might be caused to the Argentine natural gas supply system in the event of non-compliance with their re-import obligations as and when agreed and the costs of the import that the National Government must make to replace the exported gas which was not re-entered, with a penalty of 50% of such costs. Such permits would be extended for a maximum period of two years and will be subject to a possible termination if the public interest makes it advisable for the domestic market offer in accordance with MINEM criteria.

On November 27, 2017, Decree 962/2017 was published which, among other aspects, modifies Art. 3 of the Regulatory Decree of the Law No. 24,076, establishing the following principles for export authorizations: 1) that the authorizations will be issued by the MINEM once the applications have been evaluated; 2) the export agreements that involve the construction of new facilities and / or new connections to the gas pipelines, or the use of any of the existing systems, or other transportation alternatives, will be approved by the MINEM with the intervention of ENARGAS; 3) the authorizations issued by the MINEM may provide for the export of surplus gas up to the amounts established therein, provided they are subject to interruption when there are internal supply problems. In such case, we would not be required to obtain the approval for each export of surplus amounts; instead, we would only be required to submit to the ENARGAS, for informative purposes only, the respective agreement which allows us to interrupt deliveries without any penalties.

The modifications introduced by Decree No. 962/2017 do not modify the regime of temporary export permits, provided for in Decree No. 893/2016.

On August 22, 2018, MINEM Resolution No. 104/2018, later modified by SGE Resolution No. 9/2018, was published in the Official Gazette, which: i) established a new Procedure to Obtain Natural Gas Export Licenses; ii) abrogated Resolution No. 299/98 issued by the former Secretariat of Energy, as amended, and established that export licenses granted under the repealed regulation would be subject to the Procedure to Obtain Natural Gas Export Licenses; iii) abrogated Resolution No. 131/01 issued by the former Secretariat of Energy and Mining, and its amendments; iv) abrogated Resolution No. 265/04 issued by the former Secretariat of Energy and Mining, and its amendments, v) abrogated Resolution No. 883/05 issued by the former Secretariat of Energy, as amended; vi) abrogated Resolution No. 8/17 issued by the former MINEM, as amended; and vii) delegated to Sub-secretariat of Hydrocarbon Resources the tasks related to this new Procedure.

Resolution No. 104/2018 provided that in the case of export requests from a project included in MINEN Resolution No. 46-E/2017 (Unconventional Gas Production Stimulus Program), the quantities of gas would not be computed as part of and/or within the production included under the mentioned Program.

On September 4, 2018, Decree No. 793/2018 was published in the Official Gazette imposing export duties on various goods, including natural gas. This decree set forth a 12% export duty on natural gas exports, which may not exceed 4 Pesos per each U.S. dollar of the taxable amount or official FOB price, as applicable. See Note 30.d.

On December 4, 2018, Law No. 27,467 of the Budget of the National Administration for the Year 2019 was published. Sections 81 and 82 thereof respectively establish i) that the PEN may fix export duties until December 31, 2020 which rate may not exceed 30% of the taxable value or the official FOB price, with a maximum limit of 12 % for those goods that were not subject to export duties as of September 2, 2018 or that were taxed with a 0% rate as of that date, and ii) that Decree No. 793/18 continues in full force and effect.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

•	Trust Fund to finance natural gas imports

On November 27, 2008 through Executive Decree No. 2067/08, a trust fund was created to finance imports of natural gas for its injection in the national gas pipeline system when necessary to satisfy the domestic demand. The trust fund is financed through the following mechanisms: (i) diverse tariff charges paid by users of transportation services and regularly distributed, gas consumers receiving gas directly from producers, and companies processing natural gas; (ii) special credit programs that may be agreed upon with national or international organizations; and (iii) specific contributions assessed by the Secretariat of Energy on the participants in the natural gas industry. This Decree has been object of diverse judiciary claims, and judges from all over the country have issued precautionary measures for suspension of its effects, grounded on the violation of the principle of legality on tax matters. On November 8, 2009, ENARGAS published Resolution No. 1982/11 that adjusted the tariff charges established by Executive Decree No. 2067/08 to be paid by users as from December 1, 2011.

On November 24, 2011, ENARGAS passed Resolution No. 1991/2011, enlarging the number of users obliged to pay tariff charges, including residential services, natural gas processing, industrial premises and electric power plants, among others; this has affected the operations of the Company, and has had a significant impact on our joint subsidiary companies, all of which have filed appeals against the mentioned resolution. For its part, YPF has challenged these resolutions and rejected the charge invoice made by Nación Fideicomiso. On April 13, 2012, YPF obtained a precautionary measure related to the El Portón processing plant, suspending the effects of these resolutions in relation to that plant until a decision on the administrative appeals filed by YPF had been reached.

In November 2012, Law No. 26,784 was passed which granted legal hierarchy, since such date, to the decisions enacted by the Executive Branch and ENARGAS, in relation to the charge. Dated December 11, 2014, the CSJN pronounced the “Alliance” judgment, deciding that the charge created by decree 2067/2008 a tariff charge and not a tax, and thus not subjected to the principle of tax legality. However, the Court left open the possibility of eventual claims or defenses in cases different from the claims raised in the “Alliance” judgment.

In particular, the application of the above mentioned tariff charge produces an impact so significant in Mega operations that, if not favorably resolved, Mega could have in the future serious difficulties continuing its business. On October 27, 2015, the CSJN issued a resolution on the motion for protection of constitutional rights filed by Mega (for the period until the enactment of the 2013 Budget Enactment Law No. 26,784) providing that the charge under “Decree 2067/08” was unconstitutional and not applicable to Mega.

On April 1, 2016 the MINEM issued Resolution No. 28/2016, which, among others, revoked resolutions passed by the former Ministry of Federal Planning, Public Investment and Services under Section 6 of Decree No. 2067/2008 and Section 7 of Resolution No. 1,451/2008 of the aforementioned Ministry related to the assessment of tariff charges, which instructs the ENARGAS to take the necessary measures to cease applying those charges in the bills issued to users.

In April 2018 and regarding “Decree 2067/08” on tariff charges, the Federal Administrative Court No 11 passed judgment on the unconstitutionality action filed by Mega (for the period after the Budget Act for 2013 No 26,784), which admitted the complaint and declared the unconstitutionality, regarding Mega, of sections 53 and 54 of the law referred to above. Such first instance judgment took effect since it was not appealed by the Argentine Government.

30.g) Natural gas production incentive programs

•	Natural Gas Additional Injection Stimulus Programs

On December 2012, YPF and other gas producing companies of Argentina agreed with the Planning and Strategic Coordination Commission of the National Plan of Hydrocarbon Investments (the “Commission”) to establish an incentive scheme for the Additional Injection (all gas injected by the companies above certain threshold) of natural gas. On February 14, 2013 Resolution No. 1/2013 of the Commission was published in the Official Gazette. This resolution formally creates the “Natural Gas Additional Injection Stimulus Program”.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

Under this regulation, gas producing companies were invited to file projects for increasing total natural gas injection (“the projects”) to the Commission, in order to receive a price of US$ 7.50/MMBtu for all gas injected in excess (above the base injection level of each company). The Projects will comply with minimum requirements established in Resolution No. 1/2013, and will be subject to approval consideration by the Commission. The Projects have a maximum term of five (5) years, renewable at the request of the beneficiary, and subject to the decision of the Commission. If the beneficiary company, for a certain month, does not reach the compromised production increase of its project, approved by the Commission, it will have to compensate its failure to achieve the minimum total injection committed in such Project. Resolution No. 60/2013, regulated by Resolution No. 83/2013, called Natural Gas Additional Injection Stimulus for Companies with Reduced Injection” established a similar program for the companies that failed to comply with the requirements of Resolution No. 1/2013 and those that had failed to register in time under such Resolution. The price to be paid under the program established in Resolution No. 60/2013 varies between US$ 4.00/MMBtu and US$ 7.50/MMBtu, according to the highest production curve reached by the beneficiary company under the program.

On September 29, 2015, Resolution No. 185/2015 was published in the Official Gazette regulating the so-called Natural Gas Injection Stimulus for Companies without Injection in favor of those producers which do not have a previous record of natural gas injection the beneficiary companies will receive a compensation resulting from the difference between US$ 7.50/MMBtu and the price received for the sale of the natural gas in the market. Such compensation shall be received only for natural gas originating in areas whose production rights will have been acquired from companies registered with any of the two previous programs and provided that during the period in which the transferor will have calculated its “base injection”, according to its program, the injection of the area operated by the current beneficiary –transferee– will have been null.

On May 20, 2016, Decree No. 704/2016 was published, whereby the debt was converted into pesos under the Stimulus Plan for Surplus Natural Gas Injection, the Stimulus Plan for Natural Gas Injection Program for Companies with Reduced Injection and those derived from the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks Agreement at the exchange rate in force at the end of each period, and Argentine National Bonds were granted in U.S. dollars at an interest rate of 8% per annum maturing in 2020 (“BONAR 2020 US$”) for the cancellation thereof.

The sale of these BONAR 2020 US$ was restricted according to the letters of accession; therefore, until and including December 2017, the Group could not sell on a monthly basis more than 3% of the aggregate amount of the BONAR 2020 US$ received. In addition, during the months in which the Group did not exercise its right to sell the BONAR 2020 US$ up to the above-mentioned percentage, it could accumulate the unused percentage for its sale in subsequent months. In no event could the sale in a single month of the accrued balances exceed 12% of the total BONAR 2020 US$ received.

In order to request the cancellation of outstanding payments, beneficiaries had to sign letters of accession and submit them to the Hydrocarbon Resources Secretariat of the MINEM. YPF filed the letters of accession and reserved the right to claim the exchange differences and interest.

On July 13, 2016, the Group received, under the Natural Gas Additional Injection Stimulus Program, BONAR 2020 US$, with a face value of US$ 630 million. In addition, on September 21, 2016, under the Supply of Propane Gas for Undiluted Propane Gas Distribution Networks Agreement, the Group received BONAR 2020 US$, with a face value of US$ 12 million.

These programs had a maximum duration of 5 years, and terminated on December 31, 2017, without having been renewed.

On April 3, 2018, MINEM Resolution No. 97/2018 was published in the Official Gazette approving the procedure (the “Procedure”) for the cancellation of compensations pending settlement and/or payment under the Natural Gas Surplus Injection Stimulus Program, Natural Gas Surplus Injection Stimulus Program for Companies with Reduced Injection and the Stimulus Program for New Natural Gas Projects, to which the beneficiary companies may adhere.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

Each company may choose to receive compensation under the approved procedure stating its accession within 20 business days from the publication of the resolution. It is required that the company waive any rights, actions, remedies, appeals, and claims, either administrative and/or judicial, based on the Program, except for: i) the objection to the administrative acts that determine the relevant compensation according to the Procedure; and ii) the failure to comply with the payments provided for under the Procedure for a minimum amount of 3 installments, at the option of each beneficiary Company.

The debt amount will be determined as follows: 85% of the U.S. dollar amount will be calculated according to the exchange rate at the time of the injection (“Program exchange rate”) and 15% of the U.S. dollar amount but devalued (multiplied by the quotient between the Program exchange rate and the exchange rate corresponding to the payment dates of the compensation resolutions already issued or the date of publication of Resolution 97/2018, as applicable). The debt will begin to be canceled as of January 2019 in 30 monthly and consecutive installments, in Pesos, at the monthly average reference rate set forth in the Communication A 3500 of the BCRA (Wholesale) of the month preceding each installment.

On May 3, 2018, the Group adhered to the aforementioned Procedure.

As a consequence of the foregoing, the Group recorded a gain of 804 included in the item “Net financial results”.

On December 4, 2018, Law No. 27,467 of the Budget of the National Administration for the year 2019 was published. Section 55 thereof authorized the issue of public debt instruments for up to US$1,600 million, for the cancellation of compensations of the Gas Plan I for the year 2017 (in accordance with the provisions set forth in Resolution No. 97, dated March 28, 2018 of the former MINEM)

SGE Resolution No. 54/19, published on February 21, 2019, partially amended Resolution No. 97/2018, adjusting it to the payment method defined in section 55 of Law No. 27,467. It established, among other things, that in order to request cancellation according to this mechanism, beneficiary companies are required to express their consent within ten days from notice receipt, and that, upon accession to the aforementioned cancellation procedure, they had to waive any rights, actions or claims in relation to the programs, the administrative compensation acts and the payment orders they have issued.

Joint Resolution No. 21/19 issued by the Secretariats of Finance and Treasury published on February 28, 2019 in the Official Gazette, established the issuance of the “Natural Gas Program Bonds” for an amount of up to US$ 1,600 million, maturing on June 28, 2021, to be repaid in 29 monthly consecutive installments.

Also on February 28, 2019, the SGE notified YPF the amount of the compensations included, estimated in compliance with Resolution No. 97/18 for a total amount of US$ 758 million.

On March 1, the Company presented its accession letter to the SGE in compliance with SGE Resolution 54/19.

•	Stimulus Program for New Natural Gas Projects

On May 18, 2016, MINEM Resolution No. 74/2016 created the “Natural Gas New Projects Stimulus Program” in order to foster natural gas production for those companies submitting new natural gas projects, provided they are not beneficiaries of the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection”, created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan.

The submission of new projects, which must be approved by the Hydrocarbon Resources Secretariat, may obtain a stimulus price of US$ 7.50/MMBtu.

Moreover, the “Natural Gas Injection Stimulus for Companies without Injection”, created by Resolution No. 185/2015 of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan has been abolished, but any projects submitted under such program which are pending approval must be evaluated under the “Natural Gas New Projects Program”.

The “Natural Gas New Projects Program” will be effective as from the publication of the relevant resolution in the Official Gazette (May 19, 2016) until December 31, 2018.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

Following this Resolution, no new projects may be submitted under the natural gas production incentive Program known as “Gas Plus”, created by Resolution No. 24/2008 of the former Energy Secretariat of the former Ministry of Federal Planning, Public Investment and Services, as amended. Notwithstanding the foregoing, any projects approved under said Program would remain in full force according to the terms of their respective approvals.

The requirements that gas must meet in order to be involved in a new natural gas project are the following: a) it must come from an exploitation concession granted as a result of a discovery reported after the effective date of Resolution No. 1/2013 of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan; or b) come from an exploitation concession of areas classified as “Tight Gas” or “Shale Gas”; or c) belong to companies without natural gas injection registers which acquire an interest in areas belonging to companies registered in the “Natural Gas Additional Injection Stimulus Program” or the “Natural Gas Injection Stimulus for Companies with Reduced Injection”, created by Resolutions No. 1/2013 and 60/2013, respectively, of the former Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan, but for which the total injection coming from the areas in question, including the acquired areas, would have been zero during the period in which the selling company would have calculated its base injection.

•	Stimulus Program for Investments in Natural Gas Production Developments from non-conventional Reservoirs

On March 6, 2017, MINEM Resolution No. 46-E/2017 was published in the Official Gazette, which created the “Investment in Natural Gas Production from Non-Conventional Reservoirs Stimulus Program” (hereinafter the “Program”), established in order to stimulate investments in natural gas from non-conventional reservoirs in the Neuquina basin, and in effect as of its publication until December 31, 2021.

The Resolution establishes compensation for the volume of non-conventional gas production from concessions located in the Neuquina Basin included in the Program, for which such concessions must first have a specific investment plan approved by the province’s application authority and the Secretariat of Hydrocarbon Resources.

The compensation will be determined by deducting from the effective sales price obtained from sales to the internal market, including conventional and non-conventional natural gas, the minimum sales prices established by the Resolution each year, multiplied by the volumes of production of non-conventional natural gas. The minimum prices established by the Resolution are US$ 7.50/MMBtu for 2018, US$ 7.00/MMBtu for 2019, US$ 6.50/MMBtu for 2020 and US$ 6.00/MMBtu for 2021.

The compensation from the Program will be distributed, for each concession included in the Program, as follows: 88% to the companies and 12% to the province corresponding to each concession included in the Program.

On November 2, 2017, MINEM Resolution 419-E/2017 was published and its Annex replaces the similar Annex of Resolution 46-E/2017. The new resolution modifies the previous one in the following aspects:

a)

It defines that the Initial Production to be calculated will be the “monthly mean Non-Conventional Gas production assessed for the period between July 2016 and June 2017”. It also states that the Production Included, to the effect of the compensation, will be i) for the concessions with Initial Production lower than 500,000 m3/day, the total monthly production of Non-Conventional Gas coming from such Included Concession, to which the requesting company is entitled, and ii) for the concessions with Initial Production higher than 500,000 m3/day, the total monthly production of Non-Conventional Gas coming from such Included Concession, to which the requesting party is entitled, discounting the Initial Production.

b)

It modifies the definition of Effective Price, previously defined as “the average price weighted by volume of total natural gas sales of each company in the domestic market”, to “the average price weighted by volume of total natural gas sales in the Argentine Republic that will be published by the Secretariat of Hydrocarbon Resources”, regulating the guidelines to be followed for such calculation.

c)

A requirement to qualify for the Program is included, that is, that the investment plan submitted for each concession reaches a yearly mean production, in any consecutive period of twelve months before December 31, 2019, equal to or higher than 500,000 m3/day, and the obligation to reimburse the amounts of the compensation received (updated to reflect interest) corresponding to the concessions that do not reach the above mentioned production level, with the possibility that the Secretariat of Hydrocarbon Resources may require filing a surety bond to guarantee the eventual reimbursement of the compensations received by the participating companies, and retaining the power to suspend payments if such bond is not submitted.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

On November 17, 2017, MINEM Resolution No. 447-E/2017 was published, which extends the application of the “Program to Encourage Investment in Development of Natural Gas Production from Unconventional Reservoirs” (applicable to the Neuquén Basin, created by MINEM Resolution No. 46-E/2017 and amended by MINEM Resolution No. 419-E/2017) to the production of natural gas from unconventional reservoirs located in the Austral Basin.

On January 23, 2018 MINEM Resolution No 12-E/2018 was published in the Official Gazette modifying Resolution 46-E/2017, which:

(i)

makes incentives applicable to adjacent concessions which are operated in a unified manner and meet the following requirements: having a common investment plan; being operated jointly by using, substantially, the same surface facilities; in case of co-ownership, all concessions having the same share and any share assignment being carried out jointly and simultaneously by all shares.

(ii)

adjusts the payment date of the first compensation under the Program and, correlatively, makes the corresponding reviews related to the initial interim payment, setting forth that, for the requests filed until January 31, 2018, it shall be the one corresponding to January 2018, and for requests filed after January 31, 2018, it shall be the one corresponding to the month in which the request to be included in the Program has been filed.

On December 4, 2018, Law No. 27,467 of the Budget of the National Administration for the year 2019, established in its section 58 the creation of a guarantee trust for contingent liabilities of the Gas Plan IV (“Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs” created by Resolution No. 46 dated March 2, 2017 issued by the former MINEM) in order to guarantee up to 30% of the obligations that might arise under such program as from January 1, 2019.

As of the date of these financial statements, YPF obtained the adhesion to the Program for its participation in the concessions known as Aguada Pichana Este, Aguada Pichana Oeste-Aguada de Castro, Estación Fernández Oro and La Ribera I and II.

•	Natural gas sales for electricity generation

On August 1, 2018, MINEM Resolution 46/2018 was published in the Official Gazette, which instructed the Under-Secretariat of Electric Energy to take the necessary measures for CAMMESA to implement competitive mechanisms aimed at securing the availability of gas for the production of electric energy, and established new maximum prices (20% lower than the then current prices) for natural gas at the TSEP, for each basin of origin, to be applied in order to estimate the cost of the natural gas volumes to be used in the production of electricity to be marketed on the WEM , or, generally, to be used in the provision of the electric power public distribution service from August 1, 2018.

On November 7, 2018, SGE Resolution No. 70/2018 was published in the Official Gazette, which amended Resolution No. 95/2013 issued by the former Secretariat of Energy, authorized Generators, Co-Generators and Self-Generators of the WEM to contract the supply of their own fuel for the generation of electric energy. In addition, this Resolution establishes the costs of generation with their own fuel shall be appraised in accordance with the mechanism of recognizing the Variable Production Costs recognized by CAMMESA.

30.h) Regulatory requirements applicable to Natural Gas distribution

The Group participates in natural gas distribution through its subsidiary Metrogas.

The natural gas distribution system is regulated by Law No. 24,076 (the “Gas Act”) that, together with Decree No. 1,738/1992, issued by the Executive Power, other regulatory decrees, the specific bidding rules (Pliego), the Transfer Agreement and the License, establishes the Regulatory Framework for Metrogas’ business.

The License, the Transfer Agreement and the regulations issued pursuant to the Gas Act establish requirements regarding the quality of service, capital investment, restrictions on transfer and encumbrance on assets, cross-ownership restrictions among producers, transporters and distributors, and Metrogas stock transfer.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

The Gas Act and the License created ENARGAS as the regulatory entity to administer and enforce the Gas Act and the applicable regulations. In this order, the tariffs for the gas distribution service were established by the License and are regulated by ENARGAS. ENARGAS’ jurisdiction extends to gas transportation, sale, storage and distribution. Its mandate under the Gas Act includes consumer protection, competition protection in gas supply and demand, and the promotion of long-term investments in the gas industry.

Gas distribution tariffs have been established in the License and are regulated by ENARGAS.

•	Distribution License

The License authorizes Metrogas to provide the public distribution service for a term of 35 years. The Gas Law provides that Metrogas may request from ENARGAS a License renewal for an addition term of ten years upon the expiration of the original 35 year-term. The ENARGAS will then evaluate Metrogas’ performance and make a recommendation to the Argentine Executive Branch. Metrogas is entitled to the renewal of its License unless the ENARGAS proves that it has not substantially performed all of its obligations under the Gas Law, the respective regulations and decrees and the License.

At the end of the 35 or 45-year period, as the case may be, the Gas Law requires a new competitive bidding to grant the license, for which, if it has performed its obligations, Metrogas will have the option to equal the best bid made to the Government by a third party.

Generally, upon the termination of a License due to completion of its time-period, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the successful bidder in a new call for tenders, whichever is lower.

Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable requests within its service area. A service request will not be deemed reasonable if it were uneconomic for a distribution company to undertake the requested service. Metrogas is obliged to operate and maintain its facilities in a safe manner, which may require certain investments to replace or upgrade its facilities pursuant to the License.

The License specifies other obligations of Metrogas, including the obligation to provide a distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to make the Mandatory Investments, to keep certain accounting records and to provide certain regular reports to the ENARGAS.

The License may be revoked by the Argentine Government, upon recommendation from the ENARGAS, in the following cases:

•	Serious and repeated failure by the Metrogas to meet its obligations.

•	Total or partial interruption in the uninterruptible service for reasons attributable to Metrogas for a term exceeding the periods set forth in the License in one calendar year.

•

Sale, disposition, transfer and encumbrance of Metrogas Core Assets, without the prior authorization of the ENARGAS, except where the said encumbrance is used to finance extensions and improvements to the gas pipeline system.

•

Bankruptcy, dissolution or liquidation of Metrogas. The bankruptcy proceedings did not affect the normal course of Metrogas operations, and therefore, could not be the reason for the revocation of the Metrogas License.

•

Ceasing the provision of the services provided for in the License, or the attempt to unilaterally assign or transfer, in whole or in part (without the previous authorization of the ENARGAS), or the waiver of, other than as permitted.

•

Transfer of the Technical Assistance Contract or the delegation of the duties specified in the Contract, without the previous authorization of the ENARGAS, during the first ten years from License granting.

In relation to restrictions, the License provides that Metrogas will not assume its parent company’s debts or grant credits or encumber assets to secure debt of, or award any other benefit to, its parent company’s creditors.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

•	Tariff renegotiation

The Emergency Law published in the Official Gazette on January 7, 2002 affected the legal framework for license contracts of public utility companies.

The main provisions of the Emergency Law that affected the License granted to Metrogas by the Argentine Government are: The “pesification” of the tariffs established in U.S. dollars convertible at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustment based on any foreign index, thereby preventing the application of the international index fixed in the Regulatory Framework (Producer Price Index -PPI- of the United States) and the renegotiation of the License granted to Metrogas in 1992.

In addition, the Emergency Law ordered the renegotiation of public services contracts awarded by the Argentine Executive Branch, and that public utility companies were bound to continue performing all their duties.

The Emergency Law, which originally expired in December 2003, was successively extended to December 31, 2017. The terms for license renegotiation and public services concessions were also progressively extended.

Within the framework of the renegotiation process, Metrogas executed a number of agreements with the various entities on behalf of the Argentine Government.

The agreements entered into and in force as of December 31, 2018 are described below:

i.	Transitional Agreement

In this regard, on March 30, 2017, Metrogas executed a Transitional Agreement with the MINEM and the Ministry of Finance providing for the temporary adjustment of prices and tariffs for the Natural Gas Distribution Public Service, the specific impact of the amounts provided therein until the subscription of the Memorandum of Agreement for Comprehensive Contractual Renegotiation and the entry into force of the definitive tariff schemes resulting from the Comprehensive Tariff Review (the “CTR”). The 2017 Transitional Agreement is supplementary to the 2008 Transitional Agreement and amends the 2017 Transitional Agreement and the 2016 Transitional Agreement previously executed.

The 2017 Transitional Agreement, which is not subject to ratification by the PEN establishes a transitional tariff regime as of April 1, 2017, consisting of the readjustment of tariffs based on the guidelines necessary to maintain the continuity of the service for the purpose of allowing Metrogas to meet its operating and maintenance, administration and marketing expenses, those expenses corresponding to the execution of the mandatory investment plan determined by the ENARGAS and to comply with the respective payment obligations, maintaining its chain of payments for the purpose of ensuring the continuity of the regular provision of the public service under their charge until the entry into force of the tariff regime resulting from the Memorandum of Agreement for a Contractual Renegotiation.

Likewise, the 2017 Transitional Agreement provides for the transfer of the impact of changes in tax regulations pending resolution, except for the income tax, and incorporates a Mandatory Investment Plan to which Metrogas is committed.

Lastly, Metrogas will not be authorized to distribute dividends without previously proving to ENARGAS the full compliance with the Mandatory Investment Plan.

On March 30, 2017, the MINEM instructed the ENARGAS, through Resolution No. 74—E/2017, to put into effect the tariff schemes resulting from the CTR process.

In this regard, it set forth that for the gradual and progressive implementation of this measure, the ENARGAS should apply on a progressive basis, the rate increases resulting from the CTR as follows: 30% of the increase, from April 1, 2017, 40% of the increase, as of December 1, 2017, and the remaining 30%, as of April 1, 2018.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

Moreover, and for cases in which the corresponding Comprehensive Contractual Renegotiation Memorandum of Agreement had not entered into force, it instructed the ENARGAS to apply to the Licensees (including Metrogas) a transitory tariff adjustment because of the CTR.

On March 31, 2017, ENARGAS Resolution No. 4,356/2017 was published in the Official Gazette through which the tariff schemes resulting from the Metrogas CTR, effective as of April 1, 2017 and the temporary tariff schemes applicable to Metrogas users were approved. Through differentiated tariffs, ENARGAS Resolution No. 4,356 / 2017 determined tariff schemes for residential users who recorded savings in their consumption equal to or greater than 15% with respect to the same period of 2015, as well as those that would apply to the beneficiaries of the “Social Tariff” (Resolutions No. 28/2016 of the MINEM and ENARGAS No. I-2,905/2014 and No. 3,784/2016) and the Entidades de Bien Público (Public Welfare Entities) (Law No. 27,218).

The tariff schemes corresponding to beneficiaries of the “Social Tariff” were rectified by ENARGAS Resolution No. 4,369 2017. The billing resulting from the application of the new transitory tariff shames must respect the limits established in Article 10 of MINEM Resolution No. 212/2016, and therefore the criteria of ENARGAS Resolution No. I-4,044/2016 are maintained.

Likewise, ENARGAS Resolution No. 4,356/2017 overruled ENARGAS Resolutions No. I-2,407/12 and No. I-3,249/15 that enabled the collection of a fixed amount per invoice under the operation of the Fund for Gas Distribution Consolidation and Expansion Works (“FOCEGAS”).

In addition, ENARGAS Resolution No. 4,356/2017 approved: (i) the technical economic studies of the Company’s CTR, (ii) the non-automatic Semi-Annual Adjustment Methodology to become effective jointly with the License Readjustment Memorandum of Agreement and (iii) the Metrogas Investment Plan for the next five-year term.

On October 24, 2017, and through ENARGAS Resolution No. 74/2017, a public hearing was called for November 15, 2017 in order to consider the transitory tariff adjustment effective as of December 1, 2017, corresponding to Metrogas.

On December 1, 2017, the Official Gazette published: (i) ENARGAS Resolution No. 131/2017 that ordered (a) to declare the validity of the Public Hearing called by ENARGAS Resolution No. 74/2017, (b) approve Metrogas temporary tariff scheme applicable as of December 1, 2017; and (c) approve new values for the Rates and Charges received by Metrogas for Additional Services; and (ii) ENARGAS Resolution N° 132/2017 that provides for a bonus to be implemented by Metrogas in favor of certain users who (a) record savings in their consumption; or (b) are beneficiaries of the Social Tariff.

On January 31, 2018, ENARGAS Resolution No. 249/2018 was published in the Official Gazette, which called for a public hearing to be held on February 22, 2018 to consider (i) the application of the Semi-Annual Tariff Adjustment Methodology, if applicable, for the adjustment of Metrogas tariffs; (ii) the application of the transfer to tariffs of the price of the purchased gas; and (iii) methodological alternatives for a more predictable billing of residential users’ consumption.

On March 28, 2018, ENARGAS Resolution No. 300/2018 was published in the Official Gazette declaring the Public Hearing No. 94 valid and approving the final tariff schedules applicable as of April 1, 2018.

On September 27, 2018, SGE Resolution No. 14/2018 applicable to distribution companies’ billing as of October 1, 2018, was published and among other factors: i) eliminated the billing limits and discounts established by MINEM Resolutions No. 212/2016 and No. 474/2017, and established a new discount of 100% for social tariff users for the base consumption block established in Annex II to MINEM Resolution No. 474/2017, and consumptions in excess of such block will be paid at 100%; ii) established that the Trust Fund for Subsidies of Residential Gas Consumption (section 75 of Law No. 25,565) would be 2.96% over the price of gas at the TSEP per cubic meter and also that the billing should be made in accordance with the procedures to be established by the ENARGAS.

On October 8, 2018, FC ENARGAS Resolution No. 281/2018 was published in the Official Gazette declaring the validity of Public Hearing No. 96 and approving Metrogas Tariff Schedules, effective from its publication date for the summer period 2018-2019. Subsequently, FC ENARGAS Resolution No. 292/2018 issued on the Official Gazette on October 12, 2018, rectified the tariff schedules of the aforementioned FC ENARGAS Resolution No. 281/2018, with retroactive application as of October 8, 2018. ENARGAS Resolution No. 292/2018 published on October 12, 2018, modified the Tariff Schemes and the Schedule of Rates and Charges for the additional services provided by Metrogas.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

ii.	Memorandum of Understanding for the Natural Gas Distribution License Contract (also known as “Memorandum of Understanding for the Comprehensive Contractual Renegotiation”)

On March 30, 2017, and within the framework of the renegotiation process of the public service contracts established by the Emergency Law, its extensions and Decrees No. 367/2016 and N° 2/2017, Metrogas subscribed with the MINEM and with the Ministry of Finance, a Memorandum of Agreement for the Adaptation of the Natural Gas Distribution License Agreement (which contains the terms of the comprehensive renegotiation and conditions for the adjustment of the License Agreement. The Memorandum of Agreement is based on the 2008 Transitional Agreement, the 2014 Transitional Agreement, the 2016 Transitional Agreement and the 2017 Transitional Agreement.

The provisions contained in the Memorandum of Agreement, once it has entered into full force and effect after being ratified by the PEN, will be applied during the contractual period ranging from January 6, 2002 and the termination of the License Agreement.

A series of guidelines to be contemplated by the CTR process are established in the terms provided for therein.

The Metrogas tariff scheme resulting from the Integral Tariff Review according to the indicated guidelines will be applicable once all the procedures provided for the entry into force of the Memorandum of Agreement has been fulfilled. The CTR will become in full force and effect not later than December 31, 2017. In the event that ENARGAS provides for the phased and progressive application of the tariff increase resulting from the Comprehensive Tariff Review, the application of the last step may not exceed April 1, 2018.

As a condition prior to ratification, the Memorandum of Agreement for the Comprehensive Contractual Renegotiation provides for the suspension and withdrawal of all claims, appeals and complaints filed, pending or in the process of being executed, whether administrative, arbitral or judicial, in the Argentine Republic or abroad, which are founded or linked to the facts or provided measures, with respect to the License Agreement, as of the Emergency Law and/or in the annulment of the PPI Index (Producer Price Index of the United States of America). Moreover, the Memorandum of Agreement must be ratified by the Shareholders’ Meeting of Metrogas, so that the PEN issues the Decree ratifying the terms of the Memorandum of Agreement. On April 27, 2017, the Shareholders’ Meeting of Metrogas ratified the Memorandum of Agreement for the Adaptation of the Natural Gas Distribution License Agreement.

Finally, the Memorandum of Agreement provides for the Company’s commitment to make, during the effective term of the License, plus its potential ten-year extension and within the area of its License, additional sustainable investments equivalent to the amount of the award rendered in the arbitration proceedings in re: “BG Group Plc. vs. The Argentine Republic (UNC 54 KGA)” with the proportional abatement percentage that would have been established in the payment agreement and excluding the amounts corresponding to the default interest on the payment of the award. The amount and the plan for additional investments will be determined by ENARGAS at the proposal of the Company and they will not be included in the rate base.

With respect to those Licensees whose Memorandum of Agreement had not entered into force, the ENARGAS was instructed to apply to them a temporary adjustment of tariffs on account of the CTR, taking into consideration, to such effects, the studies carried out under such CTR in compliance with the provisions set forth in Article 1 of MINEM Resolution No. 31/2016.

On March 28, 2018, Decree No 252/2018 was published in the Official Gazette whereby the PEN ratifies the Memorandum of Agreement entered into by MINEM, the Ministry of Economy and Metrogas.

iii.	Temporary economic assistance

MINEM Resolution No. 312—E/2016 was published in the Official Gazette, on December 30, 2016, which ordered a new temporary economic assistance to the Licensees of the Natural Gas Distribution Service through Networks for the period April-September 2016, for the purpose of funding the mandatory investments established (with respect to Metrogas) in ENARGAS Resolutions No. 3,726/2016 and No. 4,044/2016, and the payment to gas producers; all of which is on account of the CTR.

Under the terms of the Resolution, the transfer of the amounts assigned to Metrogas of 759 was applicable as long as, at the discretion of the ENARGAS, the financial situation of Metrogas that gave rise to the assistance was maintained taking into account the availability of funds to meet its investment obligations and payments to gas producers.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

For the release of the funds corresponding to the temporary financial assistance, Metrogas had to file a sworn statement with the ENARGAS, in the terms of ENARGAS Note No. 106/2017, on the allocation to be given to the amounts required. In accordance with the ENARGAS criteria, if the sworn statements meet the requirements of MINEM Resolution No. 312—E/2016, they would be sent to the MINEM Hydrocarbons Secretariat in order to arrange for the transfer of the assistance. Likewise, the Resolution set forth that the Licensees could not distribute dividends under the terms of Resolution No. 31/2016 of the MINEM.

On March 31, 2017, Metrogas received the amount of 759 corresponding to MINEM Resolution No. 312—E/2016.

iv.	New gas prices at the TSEP and Metrogas transition tariff schemes

Through Resolution No. 74—E/2017, the MINEM determined the new natural gas prices at the TSEP applicable from April 1, 2017 to the categories of users indicated therein. Moreover, it determined the new prices at the TSEP, subsidized for natural gas Residential users who register a saving in their consumption equal or superior to fifteen percent (15%) with respect to the same period in 2015. These new prices in the TSEP have been contemplated in ENARGAS Resolution No. 4.356/2017.

MINEM Resolution No. 474-E/2017 determined the new Gas prices at the TSEP as of December 1, 2017. In addition, a 10% discount is established on the Gas price for all categories of Residential users who register a saving in their consumption equal to or greater than 20% with respect to the same period in 2015, and it establishes that the bonus corresponding to the Social Tariff beneficiaries will be equivalent to: i) 100% of the Natural Gas price on the consumption block base determined by Resolution; and ii) 75% of the price of Natural Gas on a surplus consumption block of equal volume to that determined in paragraph i). Consumptions over and above the block indicated in paragraph ii) will be paid by 100%. It also establishes that the billing resulting from the application of the new tariff schedules must respect the limits established in Article 10 of Resolution No. 212 dated October 6, 2016 of the MINEM. These new prices in the TSEP have been contemplated in the ENARGAS Resolution No. 131/2017, which approved the Metrogas temporary tariff scheme, applicable as of December 1, 2017.

v.	Procedure for the compensation of the lower revenues that the Distributors receive from their users for benefits and / or bonuses and for higher costs of unaccounted gas

MINEM Resolution No. 508-E/2017, published on December 29, 2017, established the procedure for the compensation of the lower revenues that the Licensees of the Natural Gas Distribution Service through Networks receive from their users, as a product of: (i) the application of benefits and/or discounts to users arising from the regulations in force in the tariff area of the distribution service of natural gas through networks, and (ii) the higher UNG costs compared to those established for its recognition in the rates, applicable as of January 1, 2018.

vi.	Winter consumption financing program

On March 27, 2018, a memorandum of intent was signed with ENARGAS, natural gas producers, distribution and transportation companies in order to commit efforts aimed at the development of a natural gas winter consumption financing program jointly with the subscribing parties.

On June 12, 2018, ENARGAS Resolution No 97/2018 was published in the Official Gazette, which set forth the Natural Gas Winter Consumption Financing Program (the “Program”). Adherence to the Program by beneficiary users was optional and voluntary. In accordance with the terms of the Program, the residential and commercial consumers of natural gas full service could hereunder finance payment of 25% of the invoices issued between July 1 and October 31, 2018. The interest rate applicable to this option was the BNA deposit rate for electronic means for the non-financial private sector for 30-day deposits for the month prior to the one being invoiced. Accrued financing and interest thereon would be recovered through the regular invoices issued after November 1, 2018, and for three succeeding consecutive periods for bimonthly customers and for six consecutive periods for monthly customers. Financing involved each of the activity segments (gas, transport and distribution), and it was exceptional for the winter of 2018.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

vii.	Amendment to Basic Rules for the Distribution License

On March 28, 2018, MINEM Resolution No. 91/2018 was published in the Official Gazette. Such resolution unifies the terms for the adjustment due to variations in prices of the purchased gas or seasonal adjustment and the six-month adjustment of tariffs, providing that once the transition period has elapsed, adjustments shall be seasonal, for the periods between April 1 to September 30 of each year, and between October 1 and March 31 of the following year.

viii.	Reduction for social tariff users

On May 23, 2018, MINEM Resolution 218/2018 was published in the Official Gazette (later instrumented by ENARGAS by means of Resolution No. 86/2018) which provides for suspension of the reduction criteria application for social tariff users set forth in Resolution No. 474/2017 for consumptions made in May and June 2018. For invoicing such consumption, the social tariff regime within the scope provided for in MINEM Resolution No. 28/2016 shall be applicable, to which end the 100% reduction of the natural gas price these users consume should be considered.

•	Note of ENARGAS relating to the equity interest of YPF in Metrogas

The Company has received from Metrogas a copy of the note received by it from ENARGAS, requesting it to adjust Metrogas’ equity structure in line with the term provided for in Emergency Law No. 25,561 and in compliance with Section 34 of Law 24,076. In this regard, it should be noted that YPF indirectly acquired 70% of Metrogas equity, transaction that was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013; and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A., is the holder of 70% of Metrogas shares.

On March 30, 2017, YPF filed an appeal for reconsideration requesting to overrule the ENARGAS Note and render a new decision setting a reasonable timeframe consistent with the current reality of the gas market to comply with the provisions set forth article 34 of Law 24,076.

On June 15, 2017, YPF submitted to ENARGAS a tentative schedule for the process of adapting its equity interests in Metrogas, which was expanded in detail on July 3, 2017. Such presentation does not imply withdrawal of the aforementioned appeal.

On April 5, 2018, ENARGAS rejected the reconsideration petition filed by YPF on March 30, 2017. ENARGAS decision was notified to YPF on April 6, 2018 by means of ENARGAS Resolution No. 313/2018.

YPF requested examination of the proceedings, which was granted by ENARGAS on September 10, 2018, which in turn enabled the company to file an appeal in time.

On October 8, 2018, YPF filed an appeal for resolution by the SGE. As of the date of issuance of these consolidated financial statements, this appeal is pending resolution.

•	Note from the ENARGAS on deferred collection to residential users

On August 25, 2017, the ENARGAS issued some Notes instructing the Licensees of the Gas Distribution Service (“Distributors”), by virtue of the presentation received from the MINEM, and in relation to the invoices to be issued from August 25, 2017 and until October 31, 2017 for residential users, to contemplate a fifty percent (50%) payment deferral of the total amount of the settlement corresponding to the billing period, without any interest. According to this instruction, the amounts subject to deferral must be included in the first invoice issued after October 31, 2017 in accordance with the guidelines related to the issuance of Public Service Settlement receipts for bimonthly invoicing with monthly payment obligations currently in force, i.e., in two equal and consecutive monthly installments. Such deferral is not applicable to residential users who are beneficiaries of the Social Tariff.

The Notes sent by the ENARGAS also contemplate that, if there is a financial impact on the Distributors’ income by virtue of such deferral, such impact will be timely evaluated and assumed by the Argentine Government through the corresponding budgetary management.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

On September 20, 2017, YPF submitted a note to the MINEM (with a copy to ENARGAS), requesting the intervention of the MINEM so that it adopts the necessary measures to prevent the instruction given by the ENARGAS from being misinterpreted by some Distributors to place on the Producers, such as YPF, the financial impact that such a measure could cause, through the unilateral postponement of the payment obligations by the Distributors. As of the date hereof, the note submitted by YPF is yet to be answered.

As a result of the changes introduced through MINEM Resolution No. 474—E/2017 and ENARGAS Resolutions No. 131/2017 and No. 132/2017, and the guidelines established in the Terms and Conditions MINEM, Resolution No. 508-E / 2017 was published on December 29, 2017, which establishes the procedure for the compensation of the lower revenues that the Licensees of the Natural Gas Distribution Service through Networks receive from their users, as a result of: (i) the application of benefits and / or discounts to users resulting from the regulations in force regarding the tariffs applicable to the natural gas distribution service through networks; and (ii) the higher costs of the UNG with respect to those established for its recognition in the tariffs.

In accordance with the compensation procedure, the Distribution Licensees must inform to the ENARGAS within the terms established therein and based on the annualized monthly consumption and as a sworn statement, the amounts required to compensate the aforementioned differences. The same information regime is adopted in relation to UNG.

Thus, in order to calculate compensations for the amount that they do not receive for the discounts in billing as well as for the UNG differences, compensation is established resulting from the difference between the purchase price to the natural gas producer and the sale to its customers.

30.i) Regulatory requirements applicable to the petroleum liquid gas industry

•	Benchmark prices for the butane commercialization chain

On April 5, 2017, the Secretariat of Hydrocarbon Resources published Resolution No. 56-E/2017 in the Official Gazette, establishing new maximum benchmark prices for the different segments of the butane commercialization chain to be bottled in 10, 12 and 15 kg bottles under the Household Program (Decree No. 470/2015 and former Energy Secretariat Resolution No. 49/2015), and modifying the benchmark prices established in former Energy Secretariat Resolution No. 70/2015. The new maximum benchmark prices for the Company are Ps. 2,568/TN for butane and Ps. 2,410/TN for propane. For fractionators such as YPF GAS S.A., the prices established by Resolution No. 56-E/2017 are Ps. 63.89 for 10 kg bottles, Ps. 76.67 for 12 kg bottles and Ps. 95.84 for 15 kg bottles.

On June 7, 2017, the Secretariat of Hydrocarbon Resources published Resolution No. 75/2017 in the Official Gazette, which modifies the regulations applicable to the Household Program (former Energy Secretariat Resolution No. 49/2015) and provides that the adjustment of benchmark prices applicable to the different segments of the butane commercialization chain to be bottled in 10 and 12 kg bottles will not be implemented automatically in quarterly periods. Instead, those adjustments will be made at the discretion of the Secretariat of Hydrocarbon Resources in its capacity as enforcement authority of the Household Program. In addition, the resolution establishes that the adjustment of benchmark prices for LPG producers and fractionators on account of the Comprehensive Tariff Review established by the Household Program in its regulations will take place only after the prior analysis of cost variations and their incidence, and taking into account regional, distribution and logistical factors.

MINEM Resolution No. 287-E/2017, published on December 1, 2017, established new maximum benchmark prices and compensations for butane and propane producers effective from December 1, 2017, and introduced amendments to the Annex to the Regulation of the Bottle-to-Bottle Program approved by Resolution No. 49/2015, among which, it is prohibited to charge the distributors for any additional service whatever its denomination, if in doing so the maximum benchmark prices and the maximum allowed deviations are exceeded.

Regulation No. 5 of the Undersecretariat of Hydrocarbon Resources was published on March 28, 2018, which established new maximum reference prices for the commercialization of butane for the sale of bottled LPG, effective as of April 1, 2018.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

30.j) Tax Regulations

•	Tax Reform

Laws No. 27,430 and 27,432 were published in the Official Gazette on December 29, 2017, and significantly modified several taxes. The main modifications are the following:

•	Income tax

•	Corporate tax rate and withholdings on dividends

The general income tax rate applicable to limited companies (sociedades de capital) is reduced from the current 35% to 30% for fiscal years beginning January 1, 2018 and ending December 31, 2019 inclusive, and to 25% for those fiscal years beginning January 1, 2020 onwards.

Moreover, a new withholding on dividends is established, which will be 7% for those fiscal years beginning on January 1, 2018 and ending on December 31, 2019, and 13% for those fiscal years beginning on or after January 1, 2020 onwards.

Finally, the tax equalization (a 35% withholding is applicable when dividends exceed the amount of the taxable income) is no longer applied on the income accrued as of January 1, 2018.

•	Capital gains for foreign beneficiaries

The new law establishes a 15% withholding on capital gains derived from the sale of shares or other similar securities (calculated on the actual or presumed gains equivalent to 90% of the sale price). The law establishes an exemption applicable to foreign beneficiaries who sell listed shares under the supervision of the CNV. Furthermore, an exemption is established for the interest and sale results of government bonds, NO and ADRs. These exemptions will only apply to non-resident foreign beneficiaries whose funds do not derive from non-cooperating jurisdictions. Finally, such exemption does not apply to those benefits derived from the securities known as Lebacs.

In the case of ADRs, the law defines that the source thereof is given by the residence of the issuer of the respective shares.

•	Indirect transfers made by the Foreign Beneficiaries

The law establishes a tax on the indirect sale of assets located in Argentina. In particular, such tax will be levied on sales or transfers made by foreigners who own a company also abroad who owns assets in the country, when such assets are significant, i.e., when the following conditions are met: (i) at least 30% of the value of the shares in the foreign company derives from assets located in Argentina; and (ii) the transferred shares represent at least 10% of the assets of the foreign company.

The applicable rate will be 15% (calculated on real net profit or presumed net profit equivalent to 90% of the sale price) in the proportion corresponding to Argentine assets. It is applicable to indirect transfers over assets acquired as from January 1, 2018.

•	Costs for the abandonment of hydrocarbon wells

The deduction of well abandonment expenses is admitted as they are considered as an integral part of the computable cost of the investments in wells, those costs intended to satisfy the technical and environmental requirements by the concessionaire and/or permit holder required by the enforcement authority. They will be included from the date on which such obligations arise in accordance with current regulations, regardless of the period in which the effective disbursement is made.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

•	Other modifications

It replaces the tax transparency rules contemplating broader situations and introduces the presumed dividend concept.

Moreover, it ratifies the taxability of the sales of shares of Argentine companies made by non-residents as of the effectiveness of Law 26,983, although it establishes the taxation of results in the cases of sales made through stock exchanges or similar markets, when the stockbroker did not withhold the tax.

•	Tax revaluation of assets

The regulation establishes that, at the option of the companies, tax revaluation of assets is permitted for assets located in Argentina and affected to the generation of taxable profits. The special tax on the amount of the revaluation depends on the asset, being 8% for real estate not classified as inventories, 15% for real estate classified as inventories, 5% for shares, quotas and equity interests owned by individuals and 10% for the rest of the assets. As of the date of issuance of these consolidated financial statements, the Group is analyzing the possibility of exercising the option. The gain generated by the revaluation is exempted according to article 291 of Law 27,430 and, the additional tax generated by the revaluation is not deductible.

•	Tax on Fuels

The main modifications are the following:

•	A new tax is introduced: tax on carbon dioxide, which added to the tax on fuels as of the date of publication of the rule provided a similar tax burden as the previous one.

•	Both taxes are levied based on a fixed amount per liter adjusted for CPI on a quarterly basis. In the case of carbon dioxide, two new products are incorporated: petroleum coke and mineral coal.

•	Tax on bank debit and credits

The PEN may fix the tax percentage to be computed as payment on account of the income tax, which will be progressively increased by up to 20% per year as of January 1, 2018, and it may also establish that this tax will be fully computed as payment on account of the income tax in 2022.

On May 7, 2018, by means of Decree No. 409/2018, the PEN provided that 33% of the amounts debited from the tax may be computed both for account credits and debits.

•	Value added tax

A system of refund of tax paid for investments in fixed assets is established, subject to the future generation of tax debits, in order to reduce the financial cost generated by the accumulation of tax credits of new investments.

•	Social Security

There will be a minimum monthly salary exempt from employer contributions, while the rate of the same will be unified around 19.5%, although VAT tax credits will be eliminated for employment in secondary areas. These changes will occur by 2022, gradually converging from the current situation.

•	Payment Plan

On March 1, 2019, AFIP’s Resolution No. 4434/2019, was published in the Official Gazette, establishing a payment facility plan for tax liabilities being heard at the Fiscal Tribunal of the Nation (Tribunal Fiscal de la Nación). This financing plan, which may be submitted until June 30, 2019, establishes a variable rate with payment terms of up to 5 years. In order to adhere to this regime, the taxpayer shall previously waive any action or right, including the right of recourse, in relation to the obligation to be repaid under the payment plan.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

30. MAIN REGULATIONS AND OTHER (Cont.)

30.k) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

Through Resolution No. 622/2013 dated September 5, 2013, CNV approved the Regulations (N.T. 2013) applicable to companies subject to this agency control, as provided for by the Capital Market Act No. 26,831, and Regulatory Decree No. 1,023 dated August 1, 2013. This Resolution superseded the former CNV Regulations (N.T. 2001 as amended) and the General Resolutions No. 615/2013 and No. 621/2013, as from the effective date of the Regulations (N.T. 2013).

The following sets forth certain requirements of the CNV:

a) CNV General Resolution No. 622

i.

Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 8 Property, plant and equipment

Exhibit B – Intangible assets	Note 7 Intangible assets

Exhibit C – Investments in companies	Note 9 Investments in associates and joint ventures

Exhibit D – Other investments	Note 6 Financial instruments by category

Exhibit E – Provisions	Note 12 Trade receivables Note 11 Other receivables Note 9 Investments in associates and joint ventures Note 8 Property, plant and equipment Note 14 Provisions

Exhibit F – Cost of goods sold and services rendered	Note 20 Costs

Exhibit G – Assets and liabilities in foreign currency	Note 33 Assets and liabilities in currencies other than the Peso

ii.

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent - Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Likewise, in accordance with Section VI, Chapter II, Title VII of the CNV Rules and its Interpretative Criterion No. 55, the Company’s equity exceeds the minimum required equity under such rules, which is 15, while the minimum required counterparty capital, which is 3, is comprised of 2,974,520 Units of Inversión MAF MONEY MARKET—Class B Mutual Fund with immediate liquidation, the total value of the Company’s Units as of December 31, 2018, being 9.

b) CNV General Resolution No. 629

Due to General Resolution No. 629 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3), Section I, Chapter V, Title II of the CNV Rules.

31. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of December 31, 2018, 2017, and 2016 and transactions with the mentioned parties for the years ended on such dates.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

31. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

	2018			2017			2016
	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable	Other receivables	Trade receivables	Accounts payable
	Current	Current	Current	Current	Current	Current	Current	Current	Current
Joint ventures:
Profertil	2	461	428	107	239	215	97	162	99
MEGA	—	2,441	6	—	925	149	—	797	80
Refinor	—	770	5	—	224	8	—	296	39
Bizoy S.A.	11	—	—	5	—	—	9	—	—
Y-GEN I	—	2	—	57	—	—	—	2	—
Y-GEN II	—	—	—	22	—	—	—	—	—
YPF EE(1)	218	1,552	1,301	—	—	—	—	—	—
Petrofaro S.A.	—	267	151	—	35	51	—	—	—
Oleoducto Loma Campana-Lago Pellegrini S.A.	1,884	—	—	—	—	—	—	—	—

	2,115	5,493	1,891	191	1,423	423	106	1,257	218

Associates:
CDS	—	518	—	—	122	—	—	108	—
YPF Gas	637	414	62	589	230	15	35	375	35
Oldelval	—	34	272	—	—	131	—	—	81
Termap	—	—	102	—	—	52	—	—	44
OTA	5	—	14	—	—	5	—	—	5
OTC	7	—	—	5	—	—	2	—	—
Gasoducto del Pacífico (Argentina) S.A.	4	—	80	4	—	19	4	—	31
Oiltanking	21	—	147	—	—	96	—	—	50
Gas Austral S.A.	2	16	—	2	7	—	—	—	—

	676	982	677	600	359	318	41	483	246

	2,791	6,475	2,568	791	1,782	741	147	1,740	464

	2018			2017			2016
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint ventures:
Profertil	2,751	1,964	—	906	901	—	956	620	—
MEGA	8,150	438	—	4,058	814	—	2,673	337	—
Refinor	2,594	323	—	838	225	10	998	133	3
Bizoy S.A.	—	—	—	1	—	—	5	—	—
Y-GEN I	4	—	—	34	—	—	2	—	—
Y-GEN II	—	—	—	41	—	—	—	—	—
YPF EE(1)	2,064	1,548	47	—	—	—	—	—	—
Petrofaro S.A.	223	150	—	33	58	—	—	—	—

	15,786	4,423	47	5,911	1,998	10	4,634	1,090	3

Associates:
CDS	565	—	—	102	—	—	579	—	38
YPF Gas	1,608	104	217	863	51	51	761	41	—
Oldelval	103	1,167	—	—	596	—	—	408	—
Termap	6	666	—	—	366	—	—	309	—
OTA	1	47	—	—	25	—	—	25	—
Gasoducto del Pacífico (Argentina) S.A.	—	363	—	—	202	—	—	170	—
Oiltanking	4	777	—	1	428	—	—	350	—
Gas Austral S.A.	199	—	—	78	1	—	—	—	—

	2,486	3,124	217	1,044	1,669	51	1,340	1,303	38

	18,272	7,547	264	6,955	3,667	61	5,974	2,393	41

(1)	On March 20, 2018, YPF EE was reclassified as a joint venture. Includes transactions following the loss of control over YPF EE. See Note 3.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

31. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances			Transactions
		Credits / (Liabilities)			Income / (Costs)
Customers / Suppliers	Ref.	2018	2017	2016	2018	2017	2016
SGE	(1) (16)	26,978	13,417	10,881	—	12,840	16,757
SGE	(2) (16)	1,211	—	—	1,376	—	—
SGE	(3) (16)	282	190	129	347	191	93
SGE	(4) (16)	192	162	142	107	119	132
SGE	(5) (16)	1,255	—	—	3,447	—	—
SGE	(6) (16)	3,535	—	—	4,149	—	—
SGE	(7) (16)	—	—	759	—	—	759
Ministry of Transport	(8) (16)	3,044	840	1,152	9,192	5,402	5,658
Secretariat of Industry	(9) (16)	—	24	378	—	188	422
CAMMESA	(10)	3,822	4,444	3,782	18,029	17,569	20,934
CAMMESA	(11)	(444)	(316)	(170)	(3,272)	(2,090)	(2,189)
IEASA	(12)	4,326	698	727	7,600	2,920	2,541
IEASA	(13)	(745)	(1,591)	(1,357)	(1,156)	(214)	(955)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(14)	3,454	946	364	8,710	4,300	3,066
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(15)	—	—	(2)	(21)	(28)	(14)

(1)	Benefits of the incentive scheme for the Additional Injection of natural gas.
(2)	Benefits from the Program to Encourage Investments in the Development of Natural Gas Production from Unconventional Reservoirs.
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(4)	Benefits for the bottle-to-bottle program.
(5)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(6)

Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas.

(7)	Temporary economic assistance to Metrogas.
(8)	The compensation for providing gas oil to public transport of passengers at a differential price.
(9)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(10)	The provision of fuel oil and natural gas, and electric power generation corresponding to YPF EE until the date of loss of control by YPF.
(11)	Purchases of energy.
(12)	Rendering of regasification service in the regasification projects of liquefied natural gas in Bahía Blanca (until October 31, 2018) and Escobar.
(13)	The purchase of natural gas and crude oil.
(14)	The provision of jet fuel.
(15)	The purchase of miles for the YPF Serviclub program.
(16)	Income recognized under the guidelines of IAS 20.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 13 and 16 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds BONAR 2020 (see Note 30.g) and 2021, classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. See Note 29.b.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

31. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice presidents (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2018, 2017 and 2016:

	2018(1)	2017(1)	2016(1)
Short-term employee benefits(2)	337	221	182
Share-based benefits	55	34	26
Post-retirement benefits	14	10	9
Termination benefits	—	109	94

	406	374	311

(1)	Includes the compensation for YPF’s key management personnel, which developed their functions during the mentioned years.
(2)	Does not include Social Security contributions of 66, 50 and 45 for the years ended December 31, 2018, 2017 and 2016, respectively.

32. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 87, 80 and 80 for the years ended December 31, 2018, 2017 and 2016, respectively.

ii.	Performance Bonus Programs and Performance evaluation

The amount charged to expense related to the Performance Bonus Programs was 2,141, 1,650 and 1,272 for the years ended December 31, 2018, 2017 and 2016, respectively.

iii.	Share-based benefit plan

Consistent with share-based benefit plans approved in previous years, the Board of Directors:

•

at its meeting held on June 11, 2014, approved the creation of a new share-based benefit plan 2014-2017 effective for 3 years from July 1, 2014 (grant date), with similar characteristics to those of the 2013-2015 plan.

•

at its meeting held on June 8, 2015, approved the creation of a new share-based benefit plan 2015-2018 effective for 3 years from July 1, 2015 (grant date), with similar characteristics to existing plans.

•

at its meeting held on May 10, 2016, approved the creation of a new share-based benefit plan 2016-2019 effective for 3 years from July 1, 2016 (grant date), with similar characteristics to the previously implemented schemes.

•

at its meeting held on May 9, 2017, approved the creation of a new shared-based benefit plan for 2017-2020 effective for 3 years as from July 1, 2017 (grant date), with similar characteristics to the previously implemented schemes.

•

at its meeting held on May 8, 2018, approved the creation of a new shared-based benefit plan for 2018-2021 effective for 3 years as from July 1, 2018 (grant date), with similar characteristics to the previously implemented schemes.

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, amounted to 308, 162 and 153 for the fiscal years ended December 31, 2018, 2017 and 2016, respectively.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

32. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (Cont.)

During the fiscal years ended December 31, 2018, 2017 and 2016, the Company has repurchased 250,795, 263,298 and 171,330 own shares issued for an amount of 120, 100 and 50, respectively, and has delivered to the beneficiaries of the plan 538,252, 502,996 and 520,031 shares, respectively, for purposes of compliance with the share-based benefit plans. The cost of such repurchases is disclosed in the shareholders’ equity under the name of “Cost of acquisition of own shares”, while the nominal value and its adjustment derived from the monetary restatement made under the Prior Accounting Principles have been reclassified from the accounts “Subscribed capital” and “Adjustment to contribution” to the “Treasury shares” and “Adjustment to treasury shares” accounts, respectively.

Information related to the evolution of the quantity of shares, of the plans at the end of the years ended December 31, 2018, 2017 and 2016, is as follows:

Plan 2013-2015

	2018	2017	2016
Amount at the beginning of the year	—	—	188,493
- Granted	—	—	9,130
- Settled	—	—	(193,878)
- Expired	—	—	(3,745)

Amount at end of year(1)	—	—	—

Expense recognized during the year	—	—	6
Fair value of shares on grant date (in U.S. dollars)	—	—	14.75

(1)	The life of the plan in 2016 was 7 months.

Plan 2014-2017

	2018	2017	2016
Amount at the beginning of the year	—	99,278	234,130
- Granted	—	6,269	6,978
- Settled	—	(105,201)	(123,926)
- Expired	—	(346)	(17,904)

Amount at end of year(1)	—	—	99,278

Expense recognized during the year	—	8	28
Fair value of shares on grant date (in U.S. dollars)	—	33.41	33.41

(1)	The life of the plan in 2017 was 7 months, whereas the remaining life as of December 31, 2016 was 7 months.

Plan 2015-2018

	2018	2017	2016
Amount at the beginning of the year	162,051	339,459	602,079
- Granted	—	2,682	—
- Settled	(155,385)	(168,814)	(202,227)
- Expired	(6,666)	(11,276)	(60,393)

Amount at end of year(1)	—	162,051	339,459

Expense recognized during the year	12	26	63
Fair value of shares on grant date (in U.S. dollars)	19.31	19.31	19.31

(1)	The life of the plan in 2018 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2017, and between 7 and 19 months as of December 31, 2016.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

32. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (Cont.)

Plan 2016-2019

	2018	2017	2016
Amount at the beginning of the year	393,972	682,307	—
- Granted	—	—	682,307
- Settled	(189,303)	(228,981)	—
- Expired	(21,589)	(59,354)	—

Amount at end of year(1)	183,080	393,972	682,307

Expense recognized during the year	54	59	56
Fair value of shares on grant date (in U.S. dollars)	16.99	16.99	16.99

(1)	The average remaining life of the plan is 7 months as of December 31, 2018, between 7 and 19 months as of December 31, 2017 and between 7 and 31 months as of December 31, 2016.

Plan 2017-2020

	2018	2017	2016
Amount at the beginning of the year	644,949	—	—
- Granted	—	646,149	—
- Settled	(193,564)	—	—
- Expired	(75,833)	(1,200)	—

Amount at end of year(1)	375,552	644,949	—

Expense recognized during the year	142	69	—
Fair value of shares on grant date (in U.S. dollars)	20.26	20.26	—

(1)	The average remaining life of the plan is between 7 and 19 months as of December 31, 2018 and between 7 and 31 months as of December 31, 2017.

Plan 2018-2021

	2018	2017	2016
Amount at the beginning of the year	—	—	—
- Granted	761,512	—	—

Amount at end of year(1)	761,512	—	—

Expense recognized during the year	100	—	—
Fair value of shares on grant date (in U.S. dollars)	13.60	—	—

(1)	The average remaining life of the plan is between 7 and 31 months as of December 31, 2018.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

33. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	2018			2017			2016
	Amount in currencies other than the Peso	Exchange rate in force(1)	Total	Amount in currencies other than the Peso	Exchange rate in force(1)	Total	Amount in currencies other than the Peso		Exchange rate in force(1)	Total
Noncurrent assets
Other receivables
U.S. dollar	10	37.50	375	2	18.55	37	169		15.79	2,669
Real	—	—	—	—	—	—	10		4.84	48
Chilean peso	11	0.05	1	—	—	—	—		—	—
Trade receivables
U.S. dollar	489	37.50	18,338	2	18.55	37	—		—	—
Investments in financial assets
U.S. dollar	—	—	—	—	—	—	490		15.79	7,737

Total noncurrent assets			18,714			74				10,454

Current assets
Trade receivables
U.S. dollar	907	37.50	34,013	380	18.55	7,049	397		15.79	6,269
Chilean peso	15,285	0.05	764	9,836	0.03	295	10,542		0.02	211
Real	—	—	—	—	—	—	23		4.84	111
Other receivables
U.S. dollar	191	37.50	7,163	165	18.55	3,061	349		15.79	5,511
Euro	2	42.84	86	5	22.28	111	15		16.63	249
Real	—	—	—	—	—	—	4		4.84	19
Chilean peso	6,253	0.05	313	4,303	0.03	129	—		—	—
Swiss franc	—	—	—	3	19.04	57	—		—	—
Investments in financial assets
U.S. dollar	292	37.50	10,941	697	18.55	12,936	478		15.79	7,548
Cash and cash equivalents
U.S. dollar	900	37.50	33,750	526	18.55	9,757	414		15.79	6,537
Chilean peso	1,097	0.05	55	898	0.03	27	240		0.02	5
Real	—	—	—	—	—	—	2		4.84	10
Swiss franc	—	—	—	—	—	—	—	(2)	15.52	6

Total current assets			87,085			33,422				26,476

Total assets			105,799			33,496				36,930

Noncurrent liabilities
Provisions
U.S. dollar	1,956	37.70	73,741	2,909	18.65	54,253	2,675		15.89	42,506
Loans
U.S. dollar	6,475	37.70	244,094	6,200	18.65	115,628	5,741		15.89	91,222
Real	—	—	—	—	—	—	13		4.88	63
Swiss franc	—	—	—	300	19.13	5,731	300		15.57	4,673
Other liabilities
U.S. dollar	14	37.70	523	14	18.65	269	21		15.89	334
Accounts payable
U.S. dollar	3	37.70	113	4	18.65	75	133		15.89	2,113

Total noncurrent liabilities			318,471			175,956				140,911

Current liabilities
Provisions
U.S. dollar	73	37.70	2,752	57	18.65	1,063	45		15.89	715
Taxes payable
Real	—	—	—	—	—	—	5		4.88	24
Chilean peso	1,752	0.05	88	1,524	0.03	46	1,055		0.02	21
Loans
U.S. dollar	1,206	37.70	45,475	1,647	18.65	30,725	1,054		15.89	16,754
Real	—	—	—	—	—	—	17		4.88	82
Swiss franc	302	38.31	11,563	3	19.13	54	3		15.57	45
Salaries and social security
U.S. dollar	6	37.70	226	6	18.65	112	6		15.89	96
Real	—	—	—	—	—	—	2		4.88	10
Chilean peso	274	0.05	14	247	0.03	7	501		0.02	10
Other liabilities
U.S. dollar	12	37.70	452	125	18.65	2,331	275		15.89	4,371
Accounts payable
U.S. dollar	1,087	37.70	40,980	1,149	18.65	21,429	1,197		15.89	19,020
Euro	21	43.16	906	18	22.45	404	15		16.77	252
Chilean peso	2,202	0.05	110	1,826	0.03	55	4,915		0.02	98
Real	—	—	—	—	—	—	9		4.88	44
Swiss franc	—	—	—	3	19.13	57	—	(2)	15.57	3
Yen	13	0.34	4	19	0.17	3	—		—	—

Total current liabilities			102,570			56,286				41,545

Total liabilities			421,041			232,242				182,456

(1)	Exchange rate in force at December 31, 2018, 2017 and 2016 according to BNA.
(2)	Registered value less than 1.

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2018, 2017 AND 2016

34. SUBSEQUENT EVENTS

Resolution No. 1/219 of the Secretariat of Renewable Resources and Electricity Market was published on March 1, 2019, which, effective as from March 1, 2019, abrogated Resolution No. 19/2017 issued by the former Secretariat of Electric Energy and, among other aspects, established new compensation schemes for guaranteed power availability and generation of Generators, Co-Generators and Self-Generators of the WEM (exempting from this regime the generation of Bi-national Hydroelectric Power Plants and Nuclear Generation, as well as Generators, Co-Generators and Self-Generators of the WEM with generating units with power committed within the framework of centralized contracts aimed at the Supply of the WEM demand). The power charges for the six months of lowest electric demand and for generation approved by Resolution No. 1/2019 are about 20% lower in U.S. dollars than those provided under Resolution No. 19/2017.

As of the date of issuance of these consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of December 31, 2018, or their description in a note to these consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.

The consolidated financial statements as of December 31, 2018, have been approved by the Board of Director’s meeting and authorized to be issued on March 7, 2019, and will be considered in the shareholders’ meeting.

MIGUEL ANGEL GUTIERREZ

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 15, 2019	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer